Exhibit 99.2
Consolidated statement of income
TOTAL

For the year ended December 31,
(M€)(a)		2010	2009	2008

Sales	(Notes 4 & 5)	159,269	131,327	179,976
Excise taxes		(18,793)	(19,174)	(19,645)
Revenues from sales		140,476	112,153	160,331

Purchases net of inventory variation	(Note 6)	(93,171)	(71,058)	(111,024)
Other operating expenses	(Note 6)	(19,135)	(18,591)	(19,101)
Exploration costs	(Note 6)	(864)	(698)	(764)
Depreciation, depletion and amortization of tangible assets and mineral interests		(8,421)	(6,682)	(5,755)
Other income	(Note 7)	1,396	314	369
Other expense	(Note 7)	(900)	(600)	(554)

Financial interest on debt		(465)	(530)	(1,000)
Financial income from marketable securities & cash equivalents		131	132	473
Cost of net debt	(Note 29)	(334)	(398)	(527)

Other financial income	(Note 8)	442	643	728
Other financial expense	(Note 8)	(407)	(345)	(325)

Equity in income (loss) of affiliates	(Note 12)	1,953	1,642	1,721

Income taxes	(Note 9)	(10,228)	(7,751)	(14,146)

Consolidated net income		10,807	8,629	10,953

Group share		10,571	8,447	10,590
Minority interests		236	182	363

Earnings per share (€)		4.73	3.79	4.74
Fully-diluted earnings per share (€)		4.71	3.78	4.71

(a)	Except for per share amounts.

Consolidated statement of comprehensive income
TOTAL

For the year ended December 31,
(M€)	2010	2009	2008

Consolidated net income	10,807	8,629	10,953

Other comprehensive income
Currency translation adjustment	2,231	(244)	(722)
Available for sale financial assets	(100)	38	(254)
Cash flow hedge	(80)	128	—
Share of other comprehensive income of associates, net amount	302	234	173
Other	(7)	(5)	1

Tax effect	28	(38)	30

Total other comprehensive income (net amount) (note 17)	2,374	113	(772)

Comprehensive income	13,181	8,742	10,181

- Group share	12,936	8,500	9,852
- Minority interests	245	242	329

Consolidated balance sheet
TOTAL

As of December 31,
(M€)		2010	2009	2008

ASSETS

Non-current assets
Intangible assets, net	(Notes 5 & 10)	8,917	7,514	5,341
Property, plant and equipment, net	(Notes 5 & 11)	54,964	51,590	46,142
Equity affiliates: investments and loans	(Note 12)	11,516	13,624	14,668
Other investments	(Note 13)	4,590	1,162	1,165
Hedging instruments of non-current financial debt	(Note 20)	1,870	1,025	892
Other non-current assets	(Note 14)	3,655	3,081	3,044

Total non-current assets		85,512	77,996	71,252

Current assets
Inventories, net	(Note 15)	15,600	13,867	9,621
Accounts receivable, net	(Note 16)	18,159	15,719	15,287
Other current assets	(Note 16)	7,483	8,198	9,642
Current financial assets	(Note 20)	1,205	311	187
Cash and cash equivalents	(Note 27)	14,489	11,662	12,321

Total current assets		56,936	49,757	47,058

Assets classified as held for sale	(Note 34)	1,270	—	—

Total assets		143,718	127,753	118,310

LIABILITIES & SHAREHOLDERS’ EQUITY

Shareholders’ equity
Common shares		5,874	5,871	5,930
Paid-in surplus and retained earnings		60,538	55,372	52,947
Currency translation adjustment		(2,495)	(5,069)	(4,876)
Treasury shares		(3,503)	(3,622)	(5,009)

Total shareholders’ equity — Group share	(Note 17)	60,414	52,552	48,992

Minority interests		857	987	958

Total shareholders’ equity		61,271	53,539	49,950

Non-current liabilities
Deferred income taxes	(Note 9)	9,947	8,948	7,973
Employee benefits	(Note 18)	2,171	2,040	2,011
Provisions and other non-current liabilities	(Note 19)	9,098	9,381	7,858

Total non-current liabilities		21,216	20,369	17,842

Non-current financial debt	(Note 20)	20,783	19,437	16,191

Current liabilities
Accounts payable		18,450	15,383	14,815
Other creditors and accrued liabilities	(Note 21)	11,989	11,908	11,632
Current borrowings	(Note 20)	9,653	6,994	7,722
Other current financial liabilities	(Note 20)	159	123	158

Total current liabilities		40,251	34,408	34,327

Liabilities directly associated with the assets classified as held for sale	(Note 34)	197	—	—

Total liabilities and shareholders’ equity		143,718	127,753	118,310

Consolidated statement of cash flow
TOTAL
(Note 27)

For the year ended December 31,
(M€)	2010	2009	2008

CASH FLOW FROM OPERATING ACTIVITIES
Consolidated net income	10,807	8,629	10,953
Depreciation, depletion and amortization	9,117	7,107	6,197
Non-current liabilities, valuation allowances, and deferred taxes	527	441	(150)
Impact of coverage of pension benefit plans	(60)	—	(505)
(Gains) losses on disposals of assets	(1,046)	(200)	(257)
Undistributed affiliates’ equity earnings	(470)	(378)	(311)
(Increase) decrease in working capital	(496)	(3,316)	2,571
Other changes, net	114	77	171

Cash flow from operating activities	18,493	12,360	18,669

CASH FLOW USED IN INVESTING ACTIVITIES
Intangible assets and property, plant and equipment additions	(13,812)	(11,849)	(11,861)
Acquisitions of subsidiaries, net of cash acquired	(862)	(160)	(559)
Investments in equity affiliates and other securities	(654)	(400)	(416)
Increase in non-current loans	(945)	(940)	(804)
Total expenditures	(16,273)	(13,349)	(13,640)
Proceeds from disposals of intangible assets and property, plant and equipment	1,534	138	130
Proceeds from disposals of subsidiaries, net of cash sold	310	—	88
Proceeds from disposals of non-current investments	1,608	2,525	1,233
Repayment of non-current loans	864	418	1,134
Total divestments	4,316	3,081	2,585

Cash flow used in investing activities	(11,957)	(10,268)	(11,055)

CASH FLOW USED IN FINANCING ACTIVITIES
Issuance (repayment) of shares:
- Parent company shareholders	41	41	262
- Treasury shares	49	22	(1,189)
- Minority shareholders	—	—	(4)
Dividends paid:
- Parent company shareholders	(5,098)	(5,086)	(4,945)
- Minority shareholders	(152)	(189)	(213)
Other transactions with minority shareholders	(429)	—	—
Net issuance (repayment) of non-current debt	3,789	5,522	3,009
Increase (decrease) in current borrowings	(731)	(3,124)	1,437
Increase (decrease) in current financial assets and liabilities	(817)	(54)	850

Cash flow used in financing activities	(3,348)	(2,868)	(793)

Net increase (decrease) in cash and cash equivalents	3,188	(776)	6,821

Effect of exchange rates	(361)	117	(488)
Cash and cash equivalents at the beginning of the period	11,662	12,321	5,988

Cash and cash equivalents at the end of the period	14,489	11,662	12,321

Consolidated statement of changes in shareholders’ equity
TOTAL

			Paid-in
			surplus and	Currency			Shareholders’		Total
	Common shares issued		retained	translation	Treasury shares		equity — Group	Minority	shareholders’
(M€)	Number	Amount	earnings	adjustment	Number	Amount	share	interests	equity

As of January 1, 2008	2,395,532,097	5,989	48,797	(4,396)	(151,421,232)	(5,532)	44,858	842	45,700

Net income 2008	—	—	10,590	—	—	—	10,590	363	10,953
Other comprehensive income (Note 17)	—	—	(258)	(480)	—	—	(738)	(34)	(772)
Comprehensive income	—	—	10,332	(480)	—	—	9,852	329	10,181
Dividend	—	—	(4,945)	—	—	—	(4,945)	(213)	(5,158)
Issuance of common shares (Note 17)	6,275,977	16	246	—	—	—	262	—	262
Purchase of treasury shares	—	—	—	—	(27,600,000)	(1,339)	(1,339)	—	(1,339)
Sale of treasury shares(a)	—	—	(71)	—	5,939,137	221	150	—	150
Share-based payments (Note 25)	—	—	154	—			154	—	154
Other operations with minority interests	—	—	—	—			—	—	—
Share cancellation (Note 17)	(30,000,000)	(75)	(1,566)	—	30,000,000	1,641	—	—	—
Transactions with shareholders	(23,724,023)	(59)	(6,182)	—	8,339,137	523	(5,718)	(213)	(5,931)
As of December 31, 2008	2,371,808,074	5,930	52,947	(4,876)	(143,082,095)	(5,009)	48,992	958	49,950

Net income 2009	—	—	8,447	—	—	—	8,447	182	8,629
Other comprehensive income (Note 17)	—	—	246	(193)	—	—	53	60	113
Comprehensive income	—	—	8,693	(193)	—	—	8,500	242	8,742
Dividend	—	—	(5,086)	—	—	—	(5,086)	(189)	(5,275)
Issuance of common shares (Note 17)	1,414,810	3	38	—	—	—	41	—	41
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares(a)	—	—	(143)	—	2,874,905	165	22	—	22
Share-based payments (Note 25)	—	—	106	—	—	—	106	—	106
Other operations with minority interests	—	—	(23)	—	—	—	(23)	(24)	(47)
Share cancellation (Note 17)	(24,800,000)	(62)	(1,160)	—	24,800,000	1,222	—	—	—
Transactions with shareholders	(23,385,190)	(59)	(6,268)	—	27,674,905	1,387	(4,940)	(213)	(5,153)
As of December 31, 2009	2,348,422,884	5,871	55,372	(5,069)	(115,407,190)	(3,622)	52,552	987	53,539

Net income 2010	—	—	10,571	—	—	—	10,571	236	10,807
Other comprehensive income (Note 17)	—	—	(216)	2,581	—	—	2,365	9	2,374
Comprehensive income	—	—	10,355	2,581	—	—	12,936	245	13,181
Dividend	—	—	(5,098)	—	—	—	(5,098)	(152)	(5,250)
Issuance of common shares (Note 17)	1,218,047	3	38	—	—	—	41	—	41
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares(a)	—	—	(70)	—	2,919,511	119	49	—	49
Share-based payments (Note 25)	—	—	140	—	—	—	140	—	140
Other operations with minority interests	—	—	(199)	(7)	—	—	(206)	(223)	(429)
Share cancellation (Note 17)	—	—	—	—	—	—	—	—	—
Transactions with shareholders	1,218,047	3	(5,189)	(7)	2,919,511	119	(5,074)	(375)	(5,449)

As of December 31, 2010	2,349,640,931	5,874	60,538	(2,495)	(112,487,679)	(3,503)	60,414	857	61,271

(a)	Treasury shares related to the stock option purchase plans and restricted stock grants.

TOTAL
Notes to the Consolidated Financial Statements
On February 10, 2011, the Board of Directors established and authorized the publication of the Consolidated Financial Statements of TOTAL S.A. for the year ended December 31, 2010, which will be submitted for approval to the shareholders’ meeting to be held on May 13, 2011.
Introduction
The Consolidated Financial Statements of TOTAL S.A. and its subsidiaries (the Group) are presented in Euros and have been prepared on the basis of IFRS (International Financial Reporting Standards) as adopted by the European Union and IFRS as issued by the IASB (International Accounting Standard Board) as of December 31, 2010.
The accounting principles applied in the Consolidated Financial Statements as of December 31, 2010 were the same as those that were used as of December 31, 2009 except for amendments and interpretations of IFRS which were mandatory for the periods beginning after January 1, 2010 (and not early adopted). Their adoption has no material impact on the Consolidated Financial Statements as of December 31, 2010.
Among these new standards or interpretations effective for annual periods beginning on or after January 1, 2010, the revised versions of IFRS 3 “Business Combinations” and IAS 27 “Consolidated and Separate Financial Statements” should be noted. These revised standards introduce new provisions regarding the accounting for business combinations. Their application is prospective.
In addition, as of January 1, 2010, jointly-controlled entities are consolidated under the equity method, as provided for in the alternative method of IAS 31 “Interests in Joint Ventures”. Until December 31, 2009, these entities were consolidated under the proportionate consolidation method. This change involves two entities and is not material (see Note 12 to the Consolidated Financial Statements).
The preparation of financial statements in accordance with IFRS requires the management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of preparation of the financial statements and reported income and expenses for the period. The management reviews these estimates and assumptions on an ongoing basis, by reference to past experience and various other factors considered as reasonable which form the basis for assessing the carrying amount of assets and liabilities. Actual results may differ significantly from these estimates, if different assumptions or circumstances apply. These judgments and estimates relate principally to the application of the successful efforts method for the oil and gas accounting, the valuation of long-lived assets, the provisions for asset retirement obligations and environmental remediation, the pensions and post-retirements benefits and the income tax computation.
Furthermore, where the accounting treatment of a specific transaction is not addressed by any accounting standard or interpretation, the management applies its judgment to define and apply accounting policies that will lead to relevant and reliable information, so that the financial statements:
•	give a true and fair view of the Group’s financial position, financial performance and cash flows;

•	reflect the substance of transactions;

•	are neutral;

•	are prepared on a prudent basis; and

•	are complete in all material aspects.

1) Accounting policies
Pursuant to the accrual basis of accounting followed by the Group, the financial statements reflect the effects of transactions and other events when they occur. Assets and liabilities such as property, plant and equipment and intangible assets are usually measured at amortized cost. Financial assets and liabilities are usually measured at fair value.
Accounting policies used by the Group are described below:
A) Principles of consolidation
Subsidiaries that are directly controlled by the parent company or indirectly controlled by other consolidated subsidiaries are fully consolidated.
Investments in jointly-controlled entities are consolidated under the equity method. The Group accounts for jointly-controlled operations and jointly-controlled assets by recognising its share of assets, liabilities, income and expenses.
Investments in associates, in which the Group has significant influence, are accounted for by the equity method. Significant influence is presumed when the Group holds, directly or indirectly (e.g. through subsidiaries), 20% or more of the voting rights. Companies in which ownership interest is less than 20%, but over which the Company is deemed to exercise significant influence, are also accounted for by the equity method.
All significant intercompany balances, transactions and income are eliminated.
B) Business combinations
Business combinations are accounted for using the acquisition method. This method implies the recognition of the acquired identifiable assets, assumed liabilities and any minority interest in the companies acquired by the Group at their fair value.
The acquirer shall recognize goodwill at the acquisition date, being the excess of:
•	The consideration transferred, the amount of minority interest and, in business combinations achieved in stages, the fair value at the acquisition date of the investment previously held in the acquired company

•	Over the fair value at the acquisition date of acquired identifiable assets and assumed liabilities.
If the consideration transferred is lower than the fair value of acquired identifiable assets and assumed liabilities, an additional analysis is performed on the identification and valuation of the identifiable elements of the assets and liabilities. Any residual badwill is recorded as income.
In transactions with minority interests, the difference between the price paid (received) and the book value of minority interests acquired (sold) is recognized directly in equity.
The analysis of goodwill is finalized within one year from the acquisition date.
Non-monetary contributions by venturers to a jointly-controlled entity in exchange for an equity interest in the jointly-controlled entity are accounted for by applying guidance provided in SIC 13 “Jointly Controlled Entities — Non-Monetary Contributions by Venturers”. A gain or loss on disposal of the previously held investment is recorded up to the share of the co-venturer in the jointly controlled entity.
C) Foreign currency translation
The financial statements of subsidiaries are prepared in the currency that most clearly reflects their business environment. This is referred to as their functional currency.
(i)	Monetary transactions
Transactions denominated in foreign currencies are translated at the exchange rate on the transaction date. At each balance sheet date, monetary assets and liabilities are translated at the closing rate and the resulting exchange differences are recognized in “Other income” or “Other expenses”.
(ii)	Translation of financial statements denominated in foreign currencies
Assets and liabilities of foreign entities are translated into euros on the basis of the exchange rates at the end of the period. The income and cash flow statements are translated using the average exchange rates for the period. Foreign exchange differences resulting from such translations are either recorded in shareholders’ equity under “Currency translation adjustments” (for the Group share) or under “Minority interests” (for the minority share) as deemed appropriate.

D) Sales and revenues from sales
Revenues from sales are recognized when the significant risks and rewards of ownership have been passed to the buyer and when the amount is recoverable and can be reasonably measured. Sales figures include excise taxes collected by the Group within the course of its oil distribution operations. Excise taxes are deducted from sales in order to obtain the “Revenues from sales” indicator.
Revenues from sales of crude oil, natural gas and coal are recorded upon transfer of title, according to the terms of the sales contracts.
Revenues from the production of crude oil and natural gas properties, in which the Group has an interest with other producers, are recognized based on actual volumes sold during the period. Any difference between volumes sold and entitlement volumes, based on the Group net working interest, is recognized as “Crude oil and natural gas inventories” or “Accounts receivable, net” or “Accounts payable”, as appropriate.
Revenues from gas transport are recognized when services are rendered. These revenues are based on the quantities transported and measured according to procedures defined in each service contract.
Revenues from sales of electricity are recorded upon transfer of ownership, according to the terms of the related contracts.
Revenues from services are recognized when the services have been rendered.
Shipping revenues and expenses from time-charter activities are recognized on a pro rata basis over a period that commences upon the unloading of the previous voyage and terminates upon the unloading of the current voyage. Shipping revenue recognition starts only when a charter has been agreed to by both the Group and the customer.
Oil and gas sales are inclusive of quantities delivered that represent production royalties and taxes, when paid in cash, and outside the United States and Canada.
Certain transactions within the trading activities (contracts involving quantities that are purchased to third parties then resold to third parties) are shown at their net value in sales.
Exchanges of crude oil and petroleum products within normal trading activities do not generate any income and therefore these flows are shown at their net value in both the statement of income and the balance sheet.
E) Share-based payments
The Group may grant employees stock options, create employee share purchase plans and offer its employees the opportunity to subscribe to reserved capital increases. These employee benefits are recognized as expenses with a corresponding credit to shareholders’ equity.
The expense is equal to the fair value of the instruments granted. The fair value of the options is calculated using the Black-Scholes model at the grant date. The expense is recognized on a straight-line basis between the grant date and vesting date.
For restricted share plans, the expense is calculated using the market price at the grant date after deducting the expected distribution rate during the vesting period.
The cost of employee-reserved capital increases is immediately expensed. A discount reduces the expense in order to account for the nontransferability of the shares awarded to the employees over a period of five years.
F) Income taxes
Income taxes disclosed in the statement of income include the current tax expenses and the deferred tax expenses.
The Group uses the liability method whereby deferred income taxes are recorded based on the temporary differences between the carrying amounts of assets and liabilities recorded in the balance sheet and their tax bases, and on carry-forwards of unused tax losses and tax credits.
Deferred tax assets and liabilities are measured using the tax rates that have been enacted or substantially enacted at the balance sheet date. The tax rates used depend on the timing of reversals of temporary differences, tax losses and other tax credits. The effect of a change in tax rate is recognized either in the Consolidated Statement of Income or in shareholders’ equity depending on the item it relates to.
Deferred tax assets are recognized when future recovery is probable.
Asset retirement obligations and finance leases give rise to the recognition of assets and liabilities for accounting purposes as described in paragraph K “Leases” and paragraph Q “Asset retirement obligations” of this Note. Deferred income taxes resulting from temporary differences between the carrying amounts and tax bases of such assets and liabilities are recognized.

Deferred tax liabilities resulting from temporary differences between the carrying amounts of equity-method investments and their tax bases are recognized. The deferred tax calculation is based on the expected future tax effect (dividend distribution rate or tax rate on the gain or loss upon disposal of these investments).
G) Earnings per share
Earnings per share is calculated by dividing net income (Group share) by the weighted-average number of common shares outstanding during the period, excluding TOTAL shares held by TOTAL S.A. (Treasury shares) and TOTAL shares held by the Group subsidiaries which are deducted from consolidated shareholders’ equity.
Diluted earnings per share is calculated by dividing net income (Group share) by the fully-diluted weighted-average number of common shares outstanding during the period. Treasury shares held by the parent company, TOTAL S.A., and TOTAL shares held by the Group subsidiaries are deducted from consolidated shareholders’ equity. These shares are not considered outstanding for purposes of this calculation which also takes into account the dilutive effect of stock options, restricted share grants and capital increases with a subscription period closing after the end of the fiscal year.
The weighted-average number of fully-diluted shares is calculated in accordance with the treasury stock method provided for by IAS 33. The proceeds, which would be recovered in the event of an exercise of rights related to dilutive instruments, are presumed to be a share buyback at the average market price over the period. The number of shares thereby obtained leads to a reduction in the total number of shares that would result from the exercise of rights.
H) Oil and gas exploration and producing properties and mining activity
The Group applies IFRS 6 “Exploration for and Evaluation of Mineral Resources”. Oil and gas exploration and production properties and assets are accounted for in accordance with the successful efforts method.
     (i) Exploration costs
Geological and geophysical costs, including seismic surveys for exploration purposes are expensed as incurred.
Mineral interests are capitalized as intangible assets when acquired. These acquired interests are tested for impairment on a regular basis, property-by-property, based on the results of the exploratory activity and the management’s evaluation.
In the event of a discovery, the unproved mineral interests are transferred to proved mineral interests at their net book value as soon as proved reserves are booked.
Exploratory wells are tested for impairment on a well-by-well basis and accounted for as follows:
•	Costs of exploratory wells which result in proved reserves are capitalized and then depreciated using the unit-of-production method based on proved developed reserves;

•	Costs of dry exploratory wells and wells that have not found proved reserves are charged to expense;

•	Costs of exploratory wells are temporarily capitalized until a determination is made as to whether the well has found proved reserves if both of the following conditions are met:
•	The well has found a sufficient quantity of reserves to justify its completion as a producing well, if appropriate, assuming that the required capital expenditures are made;

•	The Group is making sufficient progress assessing the reserves and the economic and operating viability of the project. This progress is evaluated on the basis of indicators such as whether additional exploratory works are under way or firmly planned (wells, seismic or significant studies), whether costs are being incurred for development studies and whether the Group is waiting for governmental or other third-party authorization of a proposed project, or availability of capacity on an existing transport or processing facility.
Costs of exploratory wells not meeting these conditions are charged to expense.
     (ii) Oil and Gas producing assets
Development costs incurred for the drilling of development wells and for the construction of production facilities are capitalized, together with borrowing costs incurred during the period of construction and the present value of estimated future costs of asset retirement obligations. The depletion rate is usually equal to the ratio of oil and gas production for the period to proved developed reserves (unit-of-production method).
With respect to production sharing contracts, this computation is based on the portion of production and reserves assigned to the Group taking into account estimates based on the contractual clauses regarding the reimbursement of exploration, development and production costs (cost oil) as well as the sharing of hydrocarbon rights (profit oil).
Transportation assets are depreciated using the unit-of-production method based on throughput or by using the straight-line method whichever best reflects the economic life of the asset.
Proved mineral interests are depreciated using the unit-of-production method based on proved reserves.

     (iii) Mining activity
Before an assessment can be made on the existence of resources, exploration costs, including studies and core drilling campaigns as a whole, are expensed.
When the assessment concludes that resources exist, the costs engaged subsequently to this assessment are capitalized temporarily while waiting for the field final development decision, if a positive decision is highly probable. Otherwise, these costs are expensed.
Once the development decision is taken, the predevelopment costs capitalized temporarily are integrated with the cost of development and depreciated from the start of production at the same pace than development assets.
Mining development costs include the initial stripping costs and all costs incurred to access resources, and particularly the costs of:
•	Surface infrastructures;

•	Machinery and mobile equipment which are significantly costly;

•	Utilities and off-sites.
These costs are capitalized and depreciated either on a straight line basis or depleted using the UOP method from the start of production.
I) Goodwill and other intangible assets excluding mineral interests
Other intangible assets include goodwill, patents, trademarks, and lease rights.
Intangible assets are carried at cost, after deducting any accumulated depreciation and accumulated impairment losses.
Guidance for calculating goodwill is presented in Note 1 paragraph B to the Consolidated Financial Statements. Goodwill is not amortized but is tested for impairment annually or as soon as there is any indication of impairment (see Note 1 paragraph L to the Consolidated Financial Statements).
In equity affiliates, goodwill is included in the investment book value.
Other intangible assets (except goodwill) have a finite useful life and are amortized on a straight-line basis over 3 to 20 years depending on the useful life of the assets.
Research and development
Research costs are charged to expense as incurred.
Development expenses are capitalized when the following can be demonstrated:
•	the technical feasibility of the project and the availability of the adequate resources for the completion of the intangible asset;

•	the ability of the asset to generate probable future economic benefits;

•	the ability to measure reliably the expenditures attributable to the asset; and

•	the feasibility and intention of the Group to complete the intangible asset and use or sell it.
Advertising costs are charged to expense as incurred.
J) Other property, plant and equipment
Other property, plant and equipment are carried at cost, after deducting any accumulated depreciation and accumulated impairment losses. This cost includes borrowing costs directly attributable to the acquisition or production of a qualifying asset incurred until assets are placed in service. Borrowing costs are capitalized as follows:
•	if the project benefits from a specific funding, the capitalization of borrowing costs is based on the borrowing rate;

•	if the project is financed by all the Group’s debt, the capitalization of borrowing costs is based on the weighted average borrowing cost for the period.
Routine maintenance and repairs are charged to expense as incurred. The costs of major turnarounds of refineries and large petrochemical units are capitalized as incurred and depreciated over the period of time between two consecutive major turnarounds.

Other property, plant and equipment are depreciated using the straight-line method over their useful lives, which are as follows:

•	Furniture, office equipment, machinery and tools	3-12 years

•	Transportation equipments	5-20 years

•	Storage tanks and related equipment	10-15 years

•	Specialized complex installations and pipelines	10-30 years

•	Buildings	10-50 years
K) Leases
A finance lease transfers substantially all the risks and rewards incidental to ownership from the lessor to the lessee. These contracts are capitalized as assets at fair value or, if lower, at the present value of the minimum lease payments according to the contract. A corresponding financial debt is recognized as a financial liability. These assets are depreciated over the corresponding useful life used by the Group.
Leases that are not finance leases as defined above are recorded as operating leases.
Certain arrangements do not take the legal form of a lease but convey the right to use an asset or a group of assets in return for fixed payments. Such arrangements are accounted for as leases and are analyzed to determine whether they should be classified as operating leases or as finance leases.
L) Impairment of long-lived assets
The recoverable amounts of intangible assets and property, plant and equipment are tested for impairment as soon as any indication of impairment exists. This test is performed at least annually for goodwill.
The recoverable amount is the higher of the fair value (less costs to sell) or its value in use.
Assets are grouped into cash-generating units (or CGUs) and tested. A cash-generating unit is a homogeneous group of assets that generates cash inflows that are largely independent of the cash inflows from other groups of assets.
The value in use of a CGU is determined by reference to the discounted expected future cash flows, based upon the management’s expectation of future economic and operating conditions. If this value is less than the carrying amount, an impairment loss on property, plant and equipment and mineral interests, or on other intangible assets, is recognized either in “Depreciation, depletion and amortization of property, plant and equipment and mineral interests” or in “Other expense”, respectively. This impairment loss is first allocated to reduce the carrying amount of any goodwill.
Impairment losses recognized in prior periods can be reversed up to the original carrying amount, had the impairment loss not been recognized. Impairment losses recognized for goodwill cannot be reversed.
M) Financial assets and liabilities
Financial assets and liabilities are financial loans and receivables, investments in non-consolidated companies, publicly traded equity securities, derivatives instruments and current and non-current financial liabilities.
The accounting treatment of these financial assets and liabilities is as follows:
(i) Loans and receivables
Financial loans and receivables are recognized at amortized cost. They are tested for impairment, by comparing the carrying amount of the assets to estimates of the discounted future recoverable cash flows. These tests are conducted as soon as there is any evidence that their fair value is less than their carrying amount, and at least annually. Any impairment loss is recorded in the statement of income.
(ii) Other investments
These assets are classified as financial assets available for sale and therefore measured at their fair value. For listed securities, this fair value is equal to the market price. For unlisted securities, if the fair value is not reliably determinable, securities are recorded at their historical value. Changes in fair value are recorded in shareholders’ equity. If there is any evidence of a significant or long-lasting impairment loss, a loss is recorded in the Statement of Income. This impairment is reversed in the statement of income only when the securities are sold.
(iii) Derivative instruments
The Group uses derivative instruments to manage its exposure to risks of changes in interest rates, foreign exchange rates and commodity prices. Changes in fair value of derivative instruments are recognized in the statement of income or in shareholders’ equity and are recognized in the balance sheet in the accounts corresponding to their nature, according to the risk management strategy described in Note 31 to the Consolidated Financial Statements. The derivative instruments used by the Group are the following:
•	Cash management
Financial instruments used for cash management purposes are part of a hedging strategy of currency and interest rate risks within global limits set by the Group and are considered to be used for transactions (held for trading). Changes in fair value are systematically recorded in the statement of income. The balance sheet value of those instruments is included in “Current financial assets” or “Other current financial liabilities”.
•	Long-term financing
When an external long-term financing is set up, specifically to finance subsidiaries, and when this financing involves currency and interest rate derivatives, these instruments are qualified as:
i.	Fair value hedge of the interest rate risk on the external debt and of the currency risk of the loans to subsidiaries. Changes in fair value of derivatives are recognized in the statement of income as are changes in fair value of underlying financial debts and loans to subsidiaries.

The fair value of those hedging instruments of long-term financing is included in the assets under “Hedging instruments on non-current financial debt” or in the liabilities under “Non-current financial debt “for the non-current portion. The current portion (less than one year) is accounted for in “Current financial assets” or “Other current financial liabilities”.

In case of the anticipated termination of derivative instruments accounted for as fair value hedges, the amount paid or received is recognized in the statement of income and:
•	If this termination is due to an early cancellation of the hedged items, the adjustment previously recorded as revaluation of those hedged items is also recognized in the statement of income;

•	If the hedged items remain in the balance sheet, the adjustment previously recorded as a revaluation of those hedged items is spread over the remaining life of those items.
ii.	Cash flow hedge of the currency risk of the external debt. Changes in fair value are recorded in equity for the effective portion of the hedging and in the statement of income for the ineffective portion of the hedging. Amounts recorded in equity are transferred to the income statement when the hedged transaction affects profit or loss.

The fair value of those hedging instruments of long-term financing is included in the assets under “Hedging instruments on non-current financial debt” or in the liabilities under “Non-current financial debt” for the non-current portion. The current portion (less than one year) is accounted for in “Current financial assets” or “Other current financial liabilities”.

If the hedging instrument expires, is sold or terminated by anticipation, gains or losses previously recognized in equity remain in equity. Amounts are recycled in the income statement only when the hedged transaction affects profit or loss.
•	Foreign subsidiaries’ equity hedge
Certain financial instruments hedge against risks related to the equity of foreign subsidiaries whose functional currency is not the euro (mainly the dollar). These instruments qualify as “net investment hedges”. Changes in fair value are recorded in shareholders’ equity.
The fair value of these instruments is recorded under “Current financial assets” or “Other current financial liabilities”.
•	Financial instruments related to commodity contracts
Financial instruments related to commodity contracts, including crude oil, petroleum products, gas, power and coal purchase/sales contracts within the trading activities, together with the commodity contract derivative instruments such as energy contracts and forward freight agreements, are used to adjust the Group’s exposure to price fluctuations within global trading limits. These instruments are considered, according to the industry practice, as held for trading. Changes in fair value are recorded in the statement of income. The fair value of these instruments is recorded in “Other current assets” or “Other creditors and accrued liabilities” depending on whether they are assets or liabilities.
Detailed information about derivatives positions is disclosed in Notes 20, 28, 29, 30 and 31 to the Consolidated Financial Statements.
(iv) Current and non-current financial liabilities
Current and non-current financial liabilities (excluding derivatives) are recognized at amortized cost, except those for which a hedge accounting can be applied as described in the previous paragraph.

(v) Fair value of financial instruments
Fair values are estimated for the majority of the Group’s financial instruments, with the exception of publicly traded equity securities and marketable securities for which the market price is used.
Estimated fair values, which are based on principles such as discounting future cash flows to present value, must be weighted by the fact that the value of a financial instrument at a given time may be influenced by the market environment (liquidity especially), and also the fact that subsequent changes in interest rates and exchange rates are not taken into account.
As a consequence, the use of different estimates, methodologies and assumptions could have a material effect on the estimated fair value amounts.
The methods used are as follows:
•	Financial debts, swaps
The market value of swaps and of bonds that are hedged by those swaps has been determined on an individual basis by discounting future cash flows with the zero coupon interest rate curves existing at year-end.
•	Financial instruments related to commodity contracts
The valuation methodology is to mark to market all open positions for both physical and derivative transactions. The valuations are determined on a daily basis using observable market data based on organized and over the counter (OTC) markets. In particular cases when market data are not directly available, the valuations are derived from observable data such as arbitrages, freight or spreads and market corroboration. For valuation of risks which are the result of a calculation, such as options for example, commonly known models are used to compute the fair value.
•	Other financial instruments
The fair value of the interest rate swaps and of FRA (Forward Rate Agreement) are calculated by discounting future cash flows on the basis of zero coupon interest rate curves existing at year-end after adjustment for interest accrued but unpaid.
Forward exchange contracts and currency swaps are valued on the basis of a comparison of the negociated forward rates with the rates in effect on the financial markets at year-end for similar maturities.
Exchange options are valued based on the Garman-Kohlhagen model including market quotations at year-end.
•	Fair value hierarchy
IFRS 7 “Financial instruments: disclosures”, amended in 2009, introduces a fair value hierarchy for financial instruments and proposes the following three-level classification :
•	level 1: quotations for assets and liabilities (identical to the ones that are being valued) obtained at the valuation date on an active market to which the entity has access;

•	level 2: the entry data are observable data but do not correspond to quotations for identical assets or liabilities;

•	level 3: the entry data are not observable data. For example: these data come from extrapolation. This level applies when there is no market or observable data and the company has to use its own hypotheses to estimate the data that other market players would have used to determine the fair value of the asset.
Fair value hierarchy is disclosed in Notes 29 and 30 to the Consolidated Financial Statements.
N) Inventories
Inventories are measured in the Consolidated Financial Statements at the lower of historical cost or market value. Costs for petroleum and petrochemical products are determined according to the FIFO (First-In, First-Out) method and other inventories are measured using the weighted-average cost method.
Downstream (Refining — Marketing)
Petroleum product inventories are mainly comprised of crude oil and refined products. Refined products principally consist of gasoline, kerosene, diesel, fuel oil and heating oil produced by the Group’s refineries. The turnover of petroleum products does not exceed two months on average.
Crude oil costs include raw material and receiving costs. Refining costs principally include the crude oil costs, production costs (energy, labor, depreciation of producing assets) and allocation of production overhead (taxes, maintenance, insurance, etc.). Start-up costs and general administrative costs are excluded from the cost price of refined products.
Chemicals

Costs of chemical products inventories consist of raw material costs, direct labor costs and an allocation of production overhead. Start-up costs and general administrative costs are excluded from the cost of inventories of chemicals products.
O) Treasury shares
Treasury shares of the parent company held by its subsidiaries or itself are deducted from consolidated shareholders’ equity. Gains or losses on sales of treasury shares are excluded from the determination of net income and are recognized in shareholders’ equity.
P) Provisions and other non-current liabilities
Provisions and non-current liabilities are comprised of liabilities for which the amount and the timing are uncertain. They arise from environmental risks, legal and tax risks, litigation and other risks.
A provision is recognized when the Group has a present obligation (legal or constructive) as a result of a past event for which it is probable that an outflow of resources will be required and when a reliable estimate can be made regarding the amount of the obligation. The amount of the liability corresponds to the best possible estimate.
Q) Asset retirement obligations
Asset retirement obligations, which result from a legal or constructive obligation, are recognized based on a reasonable estimate in the period in which the obligation arises.
The associated asset retirement costs are capitalized as part of the carrying amount of the underlying asset and depreciated over the useful life of this asset.
An entity is required to measure changes in the liability for an asset retirement obligation due to the passage of time (accretion) by applying a risk-free discount rate to the amount of the liability. The increase of the provision due to the passage of time is recognized as “Other financial expense”.
R) Employee benefits
In accordance with the laws and practices of each country, the Group participates in employee benefit plans offering retirement, death and disability, healthcare and special termination benefits. These plans provide benefits based on various factors such as length of service, salaries, and contributions made to the governmental bodies responsible for the payment of benefits.
These plans can be either defined contribution or defined benefit pension plans and may be entirely or partially funded with investments made in various non-Group instruments such as mutual funds, insurance contracts, and other instruments.
For defined contribution plans, expenses correspond to the contributions paid.
Defined benefit obligations are determined according to the Projected Unit Method. Actuarial gains and losses may arise from differences between actuarial valuation and projected commitments (depending on new calculations or assumptions) and between projected and actual return of plan assets.
The Group applies the corridor method to amortize its actuarial gains and losses. This method amortizes the net cumulative actuarial gains and losses that exceed 10% of the greater of the present value of the defined benefit obligation and the fair value of plan assets at the opening balance sheet date, over the average expected remaining working lives of the employees participating in the plan.
In case of a change in or creation of a plan, the vested portion of the cost of past services is recorded immediately in the statement of income, and the unvested past service cost is amortized over the vesting period.
The net periodic pension cost is recognized under “Other operating expenses”.
S) Consolidated Statement of Cash Flows
The Consolidated Statement of Cash Flows prepared in foreign currencies has been translated into euros using the exchange rate on the transaction date or the average exchange rate for the period. Currency translation differences arising from the translation of monetary assets and liabilities denominated in foreign currency into euros using the closing exchange rates are shown in the Consolidated Statement of Cash Flows under “Effect of exchange rates”. Therefore, the Consolidated Statement of Cash Flows will not agree with the figures derived from the Consolidated Balance Sheet.

Cash and cash equivalents
Cash and cash equivalents are comprised of cash on hand and highly liquid short-term investments that are easily convertible into known amounts of cash and are subject to insignificant risks of changes in value.
Investments with maturity greater than three months and less than twelve months are shown under “Current financial assets”.
Changes in current financial assets and liabilities are included in the financing activities section of the Consolidated Statement of Cash Flows.
Non-current financial debt
Changes in non-current financial debt are presented as the net variation to reflect significant changes mainly related to revolving credit agreements.
T) Carbon dioxide emission rights
In the absence of a current IFRS standard or interpretation on accounting for emission rights of carbon dioxide, the following principles have been applied:
•	emission rights granted free of charge are accounted for at zero carrying amount;

•	liabilities resulting from potential differences between available quotas and quotas to be delivered at the end of the compliance period are accounted for as liabilities and measured at fair market value;

•	spot market transactions are recognized in income at cost; and

•	forward transactions are recognized at their fair market value on the face of the balance sheet. Changes in the fair value of such forward transactions are recognized in income.
U) Non-current assets held for sale and discontinued operations
Pursuant to IFRS 5 “Non-current assets held for sale and discontinued operations”, assets and liabilities of affiliates that are held for sale are presented separately on the face of the balance sheet.
Net income from discontinued operations is presented separately on the face of the statement of income. Therefore, the notes to the Consolidated Financial Statements related to the statement of income only refer to continuing operations.
A discontinued operation is a component of the Group for which cash flows are independent. It represents a major line of business or geographical area of operations which has been disposed of or is currently being held for sale.
V) Alternative IFRS methods
For measuring and recognizing assets and liabilities, the following choices among alternative methods allowable under IFRS have been made:
•	property, plant and equipment, and intangible assets are measured using historical cost model instead of revaluation model;

•	actuarial gains and losses on pension and other post-employment benefit obligations are recognized according to the corridor method (see Note 1 paragraph R to the Consolidated Financial Statements);

•	jointly-controlled entities are consolidated under the equity method, as provided for in the alternative method of IAS 31 “Interests in joint ventures”, as from January 1st, 2010.
W) New accounting principles not yet in effect
The standards or interpretations published respectively by the International Accounting Standards Board (IASB) and the International Financial Reporting Interpretations Committee (IFRIC) which were not yet in effect at December 31, 2010, were as follows:
IFRS 9 “Financial Instruments”
In November 2009, the IASB issued standard IFRS 9 “Financial Instruments” that introduces new requirements for the classification and measurement of financial assets, and included in October 2010 requirements regarding classification and measurement of financial liabilities. This standard shall be completed with texts on impairment and hedge accounting. Under standard IFRS 9, financial assets and liabilities are generally measured either at fair value through profit or loss or at amortised cost if certain conditions are met. The standard is applicable for annual periods starting on or after January 1, 2013. The application of the standard as published in 2010 should not have any material effect on the Group’s consolidated balance sheet, statement of income and shareholder’s equity.
Revised IAS 24 “Related Party Disclosures”
In November 2009, the IASB issued revised standard IAS 24 “Related Party Disclosures” that clarifies the definition of a related party and reduces the disclosure requirements for entities controlled by a government. The standard is applicable for annual periods starting on or after January 1, 2011. The application of this standard should not have any material impact on information presented in the notes to the Consolidated Financial Statements.
IFRIC 19 “Extinguishing Financial Liabilities with Equity Instruments”
In November 2009, the IFRIC issued interpretation IFRIC 19 “Extinguishing Financial Liabilities with Equity Instruments”. The interpretation deals with accounting for debt to equity swaps. It clarifies that equity instruments issued are measured at fair value and that any difference with the carrying amount of the liability is recognised in profit or loss. The interpretation is effective for annual periods starting on or after July 1, 2010 (i.e. starting January 1, 2011 for the Group). The application of IFRIC 19 should not have any material effect on the Group’s consolidated balance sheet, statement of income and shareholder’s equity.
2) Main indicators — information by business segment
Performance indicators excluding the adjustment items, such as adjusted operating income, adjusted net operating income, and adjusted net income are meant to facilitate the analysis of the financial performance and the comparison of income between periods.
Adjustment items
The detail of these adjustment items is presented in Note 4 to the Consolidated Financial Statements.
Adjustment items include :
(i) Special items
Due to their unusual nature or particular significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or assets disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.
(ii) The inventory valuation effect
The adjusted results of the Downstream and Chemicals segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.
In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost.
(iii)	Until June 30, 2010, TOTAL’s equity share of adjustment items reconciling “Business net income” to Net income attributable to equity holders of Sanofi-Aventis (see Note 3, paragraph on the sales of Sanofi-Aventis shares and loss of significant influence over Sanofi-Aventis)
Main indicators:
(i)	Operating income (measure used to evaluate operating performance)
Revenue from sales after deducting cost of goods sold and inventory variations, other operating expenses, exploration expenses and depreciation, depletion, and amortization.
Operating income excludes the amortization of intangible assets other than mineral interests, currency translation adjustments and gains or losses on the disposal of assets.
(ii)	Net operating income (measure used to evaluate the return on capital employed)
Operating income after taking into account the amortization of intangible assets other than mineral interests, currency translation adjustments, gains or losses on the disposal of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, equity in income of affiliates, capitalized interest expenses), and after income taxes applicable to the above.
The only income and expense not included in net operating income but included in net income are interest expenses related to net financial debt, after applicable income taxes (net cost of net debt) and minority interests.

(iii)	Adjusted income
Operating income, net operating income, or net income excluding the effect of adjustment items described above.
(iv)	Fully-diluted adjusted earnings per share
Adjusted net income divided by the fully-diluted weighted-average number of common shares.
(v)	Capital employed
Non-current assets and working capital, at replacement cost, net of deferred income taxes and non-current liabilities.
(vi)	ROACE (Return on Average Capital Employed)
Ratio of adjusted net operating income to average capital employed between the beginning and the end of the period.
(vii)	Net debt
Non-current debt, including current portion, current borrowings, other current financial liabilities less cash and cash equivalents and other current financial assets.
3) Changes in the Group structure, main acquisitions and divestments
During 2010, 2009 and 2008, main changes in the Group structure and main acquisitions and divestments were as follows:
2010
•	Upstream
•	Total E&P Canada Ltd., a TOTAL subsidiary, signed in July 2010 an agreement with UTS Energy Corporation (UTS) to acquire UTS Corporation with its main asset, a 20% interest in the Fort Hills mining project in the Athabasca region of the Canadian province of Alberta.

Total E&P Canada completed on September 30, 2010 the acquisition of all UTS shares for a cash amount of 3.08 Canadian dollars per share. Taking into account the cash held by UTS and acquired by TOTAL (€232 million), the cost of the acquisition for TOTAL amounts to €862 million. This amount mainly represents the value of mineral interests that have been recognized as intangible assets on the face of the Consolidated Balance Sheet for €646 million and the value of tangible assets that have been recognized on the face of the Consolidated Balance Sheet for €217 million.

•	TOTAL completed in September 2010 an agreement for the sale to BP and Hess of its interests in the Valhall (15.72%) and Hod (25%) fields, in the Norwegian North Sea, for an amount of €800 million.

•	TOTAL signed in September 2010 an agreement with Santos and Petronas to acquire a 20% interest in the GLNG project in Australia. Upon completion of this transaction finalised in October 2010, the project brings together Santos (45%, operator), Petronas (35%) and TOTAL (20%).

The acquisition cost amounts to €566 million and it mainly represents the value of mineral interests that have been recognized as intangible assets on the face of the Consolidated Balance Sheet for €617 million.

In addition, TOTAL announced in December 2010 the signature of an agreement to acquire an additional 7.5% interest in this project (see Note 34 to the Consolidated Financial Statements).

•	TOTAL sold in December 2010 its 5% interest in Block 31, located in the Angolan ultra deep offshore, to the company China Sonangol International Holding Limited.
•	Downstream
•	TOTAL and ERG announced in January 2010 that they have signed an agreement to create a joint venture, named TotalErg, by contribution of the major part of their activities in the refining and marketing business in Italy. TotalErg has been operational since October 1st, 2010. The shareholder pact calls for joint governance as well as operating independence for the new entity. TOTAL’s interest in TotalErg is 49% and is accounted for by the equity method (see Note 12 to the Consolidated Financial Statements).
•	Chemicals
•	TOTAL closed on April 1, 2010 the sale of its consumer specialty chemicals business, Mapa Spontex, to U.S.-based Jarden Corporation for an enterprise value of €335 million.
•	Corporate
•	On March 24, 2010, TOTAL S.A. filed a public tender offer followed by a squeeze out with the French Autorité des Marchés Financiers (AMF) in order to buy the 1,468,725 Elf Aquitaine shares that it did not already hold, representing 0.52% of Elf Aquitaine’s share capital and 0.27% of its voting rights, at a price of

€305 per share (including the remaining 2009 dividend). On April 13, 2010, the French Autorité des marchés financiers (AMF) issued its clearance decision for this offer.

The public tender offer was open from April 16 to April 29, 2010 inclusive. The Elf Aquitaine shares targeted by the offer which were not tendered to the offer have been transferred to TOTAL S.A. under the squeeze out upon payment to the shareholders equal to the offer price on the first trading day after the offer closing date, i.e. on April 30, 2010.

On April 30, 2010, TOTAL S.A. announced that, following the squeeze out, it held 100% of Elf Aquitaine shares, with the transaction amounting to €450 million.

In application of revised standard IAS 27 “Consolidated and Separate Financial Statements”, effective for annual periods beginning on or after January 1, 2010, transactions with minority interests are accounted for as equity transactions, i.e. in consolidated shareholder’s equity.

As a consequence, following the squeeze out of the Elf Aquitaine shares by TOTAL S.A., the difference between the consideration paid and the book value of minority interests acquired was recognized directly as a decrease in equity.

•	During 2010, TOTAL progressively sold 1.88% of Sanofi-Aventis’ share capital, thus reducing its interest to 5.51%.

As from July 1, 2010, given its reduced representation on the Board of Directors and the decrease in the percentage of voting rights, TOTAL ceases to have a significant influence over Sanofi-Aventis and no longer consolidates this investment under the equity method. The investment in Sanofi-Aventis is accounted for as a financial asset available for sale in the line “Other investments” of the balance sheet at its fair value, i.e. at the stock price.

Net income as of December 31, 2010 includes a €135 million gain relating to this change in the accounting treatment.
2009
•	Upstream
•	In December 2009, TOTAL signed an agreement with Chesapeake Energy Corporation whereby Total acquired a 25% share in Chesapeake’s Barnett shale gas portfolio located in the United States (State of Texas). The acquisition cost of these assets amounted to €1,562 million and it represented the value of mineral interests that have been recognized as intangible assets on the face of the Consolidated Balance Sheet for €1,449 million and the value of tangible assets that have been recognized on the face of the Consolidated Balance Sheet for €113 million. As no cash payment has occurred in 2009, a corresponding debt has been recognized in the sections “Provisions and other non-current liabilities” and “Other creditors and accrued liabilities” for €818 million and €744 million respectively.
•	Corporate
•	During 2009, TOTAL progressively sold 3.99% of Sanofi-Aventis’ share capital, thus reducing its interest to 7.39%. Sanofi-Aventis is accounted for by the equity method in TOTAL’s Consolidated Financial Statements for the year ended December 31, 2009.
2008
•	Upstream
•	Pursuant to the tender offer described in the prospectus on May 13, 2008 and renewed by the notices on June 19, July 4 and July 16, 2008, TOTAL acquired 100% of Synenco Energy Inc’s Class A ordinary shares. Synenco’s main asset is a 60% interest in the Northern Lights project in the Athabasca region of the Canadian province of Alberta.

The acquisition cost, net of cash acquired (€161 million) for all shares amounted to €352 million. This cost essentially represented the value of the company’s mineral interests that have been recognized as intangible assets on the face of the Consolidated Balance Sheet for €221 million.

Synenco Energy Inc. is fully consolidated in TOTAL’s Consolidated Financial Statements. Its contribution to the consolidated net income for fiscal year 2008 was not material.

•	In August 2008, TOTAL acquired the Dutch company Goal Petroleum BV. The acquisition cost amounted to €349 million. This cost essentially represented the value of the company’s mineral interests that have been recognized as intangible assets on the face of the Consolidated Balance Sheet for €292 million.

Goal Petroleum BV is fully consolidated in TOTAL’s Consolidated Financial Statements. Its contribution to the consolidated net income for fiscal year 2008 was not material.

•	Pursuant to the agreements signed between the partners in November 2008, the Group’s participation in the Kashagan field decreased from 18.52% to 16.81%.
•	Corporate
•	During 2008, TOTAL progressively sold 1.68% of Sanofi-Aventis’ share capital, thus reducing its interest to 11.38%. Sanofi-Aventis is accounted for by the equity method in TOTAL’s Consolidated Financial Statements for the year ended December 31, 2008.
4) Business segment information
Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL. The Group’s activities are conducted through three business segments: Upstream, Downstream and Chemicals.
•	the Upstream segment includes the activities of the Exploration & Production division and the Gas & Power division;

•	the Downstream segment includes activities of the Refining & Marketing division and the Trading & Shipping division; and

•	the Chemicals segment includes Base Chemicals and Specialties.
The Corporate segment includes the operating and financial activities of the holding companies (including the investment in Sanofi-Aventis).
The operational profit and assets are broken down by business segment prior to the consolidation and inter-segment adjustments.
Sales prices between business segments approximate market prices.

A) Information by business segment

For the year ended December 31, 2010
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	18,527	123,245	17,490	7	—	159,269
Intersegment sales	22,540	4,693	981	186	(28,400)	—
Excise taxes	—	(18,793)	—	—	—	(18,793)

Revenues from sales	41,067	109,145	18,471	193	(28,400)	140,476
Operating expenses	(18,271)	(105,660)	(16,974)	(665)	28,400	(113,170)
Depreciation, depletion and amortization of tangible assets and mineral interests	(5,346)	(2,503)	(533)	(39)	—	(8,421)

Operating income	17,450	982	964	(511)	—	18,885
Equity in income (loss) of affiliates and other items	1,533	141	215	595	—	2,484
Tax on net operating income	(10,131)	(201)	(267)	263	—	(10,336)

Net operating income	8,852	922	912	347	—	11,033
Net cost of net debt						(226)
Minority interests						(236)

Net income						10,571

For the year ended December 31, 2010
(adjustments(a))
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales
Operating expenses	—	923	92	—		1,015
Depreciation, depletion and amortization of tangible assets and mineral interests	(203)	(1,192)	(21)	—		(1,416)

Operating income (b)	(203)	(269)	71	—		(401)
Equity in income (loss) of affiliates and other items (c)	183	(126)	(16)	227		268
Tax on net operating income	275	149	—	(6)		418

Net operating income (b)	255	(246)	55	221		285
Net cost of net debt						—
Minority interests						(2)

Net income						283

(a)	Adjustments include special items, inventory valuation effect and, until June 30, 2010, equity share of adjustments related to Sanofi-Aventis.

	Upstream	Downstream	Chemicals	Corporate
(b) Of which inventory valuation effect
on operating income	—	863	130	—
on net operating income	—	640	113	—
(c) Of which equity share of adjustments related to Sanofi-Aventis	—	—	—	(81)

For the year ended December 31, 2010 (adjusted)
(M€)(a)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	18,527	123,245	17,490	7	—	159,269
Intersegment sales	22,540	4,693	981	186	(28,400)	—
Excise taxes	—	(18,793)	—	—	—	(18,793)

Revenues from sales	41,067	109,145	18,471	193	(28,400)	140,476
Operating expenses	(18,271)	(106,583)	(17,066)	(665)	28,400	(114,185)
Depreciation, depletion and amortization of tangible assets and mineral interests	(5,143)	(1,311)	(512)	(39)	—	(7,005)

Adjusted operating income	17,653	1,251	893	(511)	—	19,286
Equity in income (loss) of affiliates and other items	1,350	267	231	368	—	2,216
Tax on net operating income	(10,406)	(350)	(267)	269	—	(10,754)

Adjusted net operating income	8,597	1,168	857	126	—	10,748
Net cost of net debt						(226)
Minority interests						(234)

Adjusted net income						10,288

Adjusted fully-diluted earnings per share (€)						4.58

(a)	Except for earnings per share

For the year ended December 31, 2010
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	13,208	2,343	641	81		16,273
Total divestments	2,067	499	347	1,403		4,316
Cash flow from operating activities	15,573	1,441	934	545		18,493
Balance sheet as of December 31, 2010
Property, plant and equipment, intangible assets, net	50,565	8,675	4,388	253		63,881
Investments in equity affiliates	5,002	2,782	1,349	—		9,133
Loans to equity affiliates and other non-current assets	4,184	1,366	979	4,099		10,628
Working capital	(363)	9,154	2,223	(211)		10,803
Provisions and other non-current liabilities	(16,076)	(2,328)	(1,631)	(1,181)		(21,216)
Assets and liabilities classified as held for sale	660	—	413	—		1,073
Capital Employed (balance sheet)	43,972	19,649	7,721	2,960		74,302
Less inventory valuation effect	—	(4,088)	(409)	1,061		(3,436)
Capital Employed (Business segment information)	43,972	15,561	7,312	4,021		70,866
ROACE as a percentage	21%	8%	12%			16%

For the year ended December 31, 2009
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	16,072	100,518	14,726	11	—	131,327
Intersegment sales	15,958	3,786	735	156	(20,635)	—
Excise taxes	—	(19,174)	—	—	—	(19,174)

Revenues from sales	32,030	85,130	15,461	167	(20,635)	112,153
Operating expenses	(14,752)	(81,281)	(14,293)	(656)	20,635	(90,347)
Depreciation, depletion and amortization of tangible assets and mineral interests	(4,420)	(1,612)	(615)	(35)	—	(6,682)

Operating income	12,858	2,237	553	(524)	—	15,124
Equity in income (loss) of affiliates and other items	846	169	(58)	697	—	1,654
Tax on net operating income	(7,486)	(633)	(92)	326	—	(7,885)

Net operating income	6,218	1,773	403	499	—	8,893
Net cost of net debt						(264)
Minority interests						(182)

Net income						8,447

For the year ended December 31, 2009
(adjustments(a))
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales
Operating expenses	(17)	1,558	344	—		1,885
Depreciation, depletion and amortization of tangible assets and mineral interests	(4)	(347)	(40)	—		(391)

Operating income (b)	(21)	1,211	304	—		1,494
Equity in income (loss) of affiliates and other items (c)	(160)	22	(123)	(117)		(378)
Tax on net operating income	17	(413)	(50)	(3)		(449)

Net operating income (b)	(164)	820	131	(120)		667
Net cost of net debt						—
Minority interests						(4)

Net income						663

(a)	Adjustments include special items, inventory valuation effect and equity share of adjustments related to Sanofi-Aventis.

	Upstream	Downstream	Chemicals	Corporate
(b) Of which inventory valuation effect
on operating income	—	1,816	389	—
on net operating income	—	1,285	254	—
(c) Of which equity share of adjustments related to Sanofi-Aventis	—	—	—	(300)

For the year ended December 31, 2009 (adjusted)
(M€) (a)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	16,072	100,518	14,726	11	—	131,327
Intersegment sales	15,958	3,786	735	156	(20,635)	—
Excise taxes	—	(19,174)	—	—	—	(19,174)

Revenues from sales	32,030	85,130	15,461	167	(20,635)	112,153
Operating expenses	(14,735)	(82,839)	(14,637)	(656)	20,635	(92,232)
Depreciation, depletion and amortization of tangible assets and mineral interests	(4,416)	(1,265)	(575)	(35)	—	(6,291)

Adjusted operating income	12,879	1,026	249	(524)	—	13,630

Equity in income (loss) of affiliates and other items	1,006	147	65	814	—	2,032
Tax on net operating income	(7,503)	(220)	(42)	329	—	(7,436)

Adjusted net operating income	6,382	953	272	619	—	8,226
Net cost of net debt						(264)
Minority interests						(178)

Adjusted net income						7,784

Adjusted fully-diluted earnings per share (€)						3.48

(a)	Except for earnings per share

For the year ended December 31, 2009
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	9,855	2,771	631	92		13,349
Total divestments	398	133	47	2,503		3,081
Cash flow from operating activities	10,200	1,164	1,082	(86)		12,360
Balance sheet as of December 31, 2009
Property, plant and equipment, intangible assets, net	43,997	9,588	5,248	271		59,104
Investments in equity affiliates	4,260	2,110	652	4,235		11,257
Loans to equity affiliates and other non-current assets	3,844	1,369	850	547		6,610
Working capital	660	7,624	2,151	58		10,493
Provisions and other non-current liabilities	(15,364)	(2,190)	(1,721)	(1,094)		(20,369)
Assets and liabilities classified as held for sale	—	—	—	—		—
Capital Employed (balance sheet)	37,397	18,501	7,180	4,017		67,095
Less inventory valuation effect	—	(3,202)	(282)	840		(2,644)
Capital Employed (Business segment information)	37,397	15,299	6,898	4,857		64,451
ROACE as a percentage	18%	7%	4%			13%

For the year ended December 31, 2008
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	24,256	135,524	20,150	46	—	179,976
Intersegment sales	25,132	5,574	1,252	120	(32,078)	—
Excise taxes	—	(19,645)	—	—	—	(19,645)

Revenues from sales	49,388	121,453	21,402	166	(32,078)	160,331
Operating expenses	(21,915)	(119,425)	(20,942)	(685)	32,078	(130,889)
Depreciation, depletion and amortization of tangible assets and mineral interests	(4,005)	(1,202)	(518)	(30)	—	(5,755)

Operating income	23,468	826	(58)	(549)	—	23,687
Equity in income (loss) of affiliates and other items	1,541	(158)	(34)	590	—	1,939
Tax on net operating income	(14,563)	(143)	76	315	—	(14,315)

Net operating income	10,446	525	(16)	356	—	11,311
Net cost of net debt						(358)
Minority interests						(363)

Net income						10,590

For the year ended December 31, 2008
(adjustments(a))
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales
Operating expenses	—	(2,776)	(925)	—		(3,701)
Depreciation, depletion and amortization of tangible assets and mineral interest	(171)	—	(6)	—		(177)

Operating income (b)	(171)	(2,776)	(931)	—		(3,878)
Equity in income (loss) of affiliates and other items (c)	(164)	(195)	(82)	(345)		(786)
Tax on net operating income	57	927	329	(2)		1,311

Net operating income (b)	(278)	(2,044)	(684)	(347)		(3,353)
Net cost of net debt						—
Minority interests						23

Net income						(3,330)

(a)	Adjustments include special items, inventory valuation effect and equity share of adjustments related to Sanofi-Aventis.

	Upstream	Downstream	Chemicals	Corporate
(b) Of which inventory valuation effect
on operating income	—	(2,776)	(727)	—
on net operating income	—	(1,971)	(504)	—
(c) Of which equity share of adjustments related to Sanofi-Aventis	—	—	—	(393)

For the year ended December 31, 2008 (adjusted)
(M€) (a)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	24,256	135,524	20,150	46	—	179,976
Intersegment sales	25,132	5,574	1,252	120	(32,078)	—
Excise taxes	—	(19,645)	—	—	—	(19,645)

Revenues from sales	49,388	121,453	21,402	166	(32,078)	160,331
Operating expenses	(21,915)	(116,649)	(20,017)	(685)	32,078	(127,188)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,834)	(1,202)	(512)	(30)	—	(5,578)

Adjusted operating income	23,639	3,602	873	(549)	—	27,565

Equity in income (loss) of affiliates and other items	1,705	37	48	935	—	2,725
Tax on net operating income	(14,620)	(1,070)	(253)	317	—	(15,626)

Adjusted net operating income	10,724	2,569	668	703	—	14,664
Net cost of net debt						(358)
Minority interests						(386)

Adjusted net income						13,920

Adjusted fully-diluted earnings per share (€)						6.20

(a)	Except for earnings per share

For the year ended December 31, 2008
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	10,017	2,418	1,074	131		13,640
Total divestments	1,130	216	53	1,186		2,585
Cash flow from operating activities	13,765	3,111	920	873		18,669
Balance sheet as of December 31, 2008
Property, plant and equipment, intangible assets, net	37,090	8,823	5,323	247		51,483
Investments in equity affiliates	3,892	1,958	677	6,134		12,661
Loans to equity affiliates and other non-current assets	3,739	1,170	762	545		6,216
Working capital	570	5,317	2,348	(132)		8,103
Provisions and other non-current liabilities	(12,610)	(2,191)	(1,903)	(1,138)		(17,842)
Assets and liabilities classified as held for sale	—	—	—	—		—
Capital Employed (balance sheet)	32,681	15,077	7,207	5,656		60,621
Less inventory valuation effect	—	(1,454)	(46)	387		(1,113)
Capital Employed (Business segment information)	32,681	13,623	7,161	6,043		59,508
ROACE as a percentage	36%	20%	9%			26%

B) Reconciliation between business segment information and the Consolidated Statement of Income
The table below presents the impact of adjustment items on the Consolidated Statement of Income:

			Consolidated
For the year ended December 31, 2010			statement of
(M€)	Adjusted	Adjustments(a)	income

Sales	159,269	—	159,269
Excise taxes	(18,793)	—	(18,793)
Revenues from sales	140,476	—	140,476

Purchases, net of inventory variation	(94,286)	1,115	(93,171)
Other operating expenses	(19,035)	(100)	(19,135)
Exploration costs	(864)	—	(864)
Depreciation, depletion and amortization of tangible assets and mineral interests	(7,005)	(1,416)	(8,421)
Other income	524	872	1,396
Other expense	(346)	(554)	(900)

Financial interest on debt	(465)	—	(465)
Financial income from marketable securities & cash equivalents	131	—	131
Cost of net debt	(334)	—	(334)

Other financial income	442	—	442
Other financial expense	(407)	—	(407)

Equity in income (loss) of affiliates	2,003	(50)	1,953

Income taxes	(10,646)	418	(10,228)

Consolidated net income	10,522	285	10,807

Group share	10,288	283	10,571
Minority interests	234	2	236

(a)	Adjustments include special items, inventory valuation effect and, until June 30, 2010, equity share of adjustments related to Sanofi-Aventis.

			Consolidated
For the year ended December 31, 2009			statement of
(M€)	Adjusted	Adjustments(a)	income

Sales	131,327	—	131,327
Excise taxes	(19,174)	—	(19,174)
Revenues from sales	112,153	—	112,153

Purchases, net of inventory variation	(73,263)	2,205	(71,058)
Other operating expenses	(18,271)	(320)	(18,591)
Exploration costs	(698)	—	(698)
Depreciation, depletion and amortization of tangible assets and mineral interests	(6,291)	(391)	(6,682)
Other income	131	183	314
Other expense	(315)	(285)	(600)

Financial interest on debt	(530)	—	(530)
Financial income from marketable securities & cash equivalents	132	—	132
Cost of net debt	(398)	—	(398)

Other financial income	643	—	643
Other financial expense	(345)	—	(345)

Equity in income (loss) of affiliates	1,918	(276)	1,642

Income taxes	(7,302)	(449)	(7,751)

Consolidated net income	7,962	667	8,629

Group share	7,784	663	8,447
Minority interests	178	4	182

(a)	Adjustments include special items, inventory valuation effect and equity share of adjustments related to Sanofi-Aventis.

			Consolidated
For the year ended December 31, 2008			statement of
(M€)	Adjusted	Adjustments(a)	income

Sales	179,976	—	179,976
Excise taxes	(19,645)	—	(19,645)
Revenues from sales	160,331	—	160,331

Purchases, net of inventory variation	(107,521)	(3,503)	(111,024)
Other operating expenses	(18,903)	(198)	(19,101)
Exploration costs	(764)	—	(764)
Depreciation, depletion and amortization of tangible assets and mineral interests	(5,578)	(177)	(5,755)
Other income	153	216	369
Other expense	(147)	(407)	(554)

Financial interest on debt	(1,000)	—	(1,000)
Financial income from marketable securities & cash equivalents	473	—	473
Cost of net debt	(527)	—	(527)

Other financial income	728	—	728
Other financial expense	(325)	—	(325)

Equity in income (loss) of affiliates	2,316	(595)	1,721

Income taxes	(15,457)	1,311	(14,146)

Consolidated net income	14,306	(3,353)	10,953

Group share	13,920	(3,330)	10,590
Minority interests	386	(23)	363

(a)	Adjustments include special items, inventory valuation effect and equity share of adjustments related to Sanofi-Aventis.
C) Adjustment items by business segment
The adjustment items for income as per Note 2 to the Consolidated Financial Statements are detailed as follows:

Adjustments to operating income
For the year ended December 31, 2010
(M€)	Upstream	Downstream	Chemicals	Corporate	Total

Inventory valuation effect	—	863	130	—	993
Restructuring charges	—	—	—	—	—
Asset impairment charges	(203)	(1,192)	(21)	—	(1,416)
Other items	—	60	(38)	—	22

Total	(203)	(269)	71	—	(401)

Adjustments to net income, Group share
For the year ended December 31, 2010
(M€)	Upstream	Downstream	Chemicals	Corporate	Total

Inventory valuation effect	—	635	113	—	748
TOTAL’s equity share of adjustments related to Sanofi-Aventis	—	—	—	(81)	(81)
Restructuring charges	—	(12)	(41)	—	(53)
Asset impairment charges	(297)	(913)	(14)	—	(1,224)
Gains (losses) on disposals of assets	589	122	33	302	1,046
Other items	(37)	(83)	(33)	—	(153)

Total	255	(251)	58	221	283

Adjustments to operating income
For the year ended December 31, 2009
(M€)	Upstream	Downstream	Chemicals	Corporate	Total

Inventory valuation effect	—	1,816	389	—	2,205
Restructuring charges	—	—	—	—	—
Asset impairment charges	(4)	(347)	(40)	—	(391)
Other items	(17)	(258)	(45)	—	(320)

Total	(21)	1,211	304	—	1,494

Adjustments to net income, Group share
For the year ended December 31, 2009
(M€)	Upstream	Downstream	Chemicals	Corporate	Total

Inventory valuation effect	—	1,279	254	—	1,533
TOTAL’s equity share of adjustments related to Sanofi-Aventis	—	—	—	(300)	(300)
Restructuring charges	—	(27)	(102)	—	(129)
Asset impairment charges	(52)	(253)	(28)	—	(333)
Gains (losses) on disposals of assets	—	—	—	179	179
Other items	(112)	(182)	7	—	(287)

Total	(164)	817	131	(121)	663

Adjustments to operating income
For the year ended December 31, 2008
(M€)	Upstream	Downstream	Chemicals	Corporate	Total

Inventory valuation effect	—	(2,776)	(727)	—	(3,503)
Restructuring charges	—	—	—	—	—
Asset impairment charges	(171)	—	(6)	—	(177)
Other items	—	—	(198)	—	(198)

Total	(171)	(2,776)	(931)	—	(3,878)

Adjustments to net income, Group share
For the year ended December 31, 2008
(M€)	Upstream	Downstream	Chemicals	Corporate	Total

Inventory valuation effect	—	(1,949)	(503)	—	(2,452)
TOTAL’s equity share of adjustments related to Sanofi-Aventis	—	—	—	(393)	(393)
Restructuring charges	—	(47)	(22)	—	(69)
Asset impairment charges	(172)	(26)	(7)	—	(205)
Gains (losses) on disposals of assets	130	—	—	84	214
Other items	(236)	—	(151)	(38)	(425)

Total	(278)	(2,022)	(683)	(347)	(3,330)

D) Additional information on impairments
In the Upstream, Downstream and Chemicals segments, impairments of assets have been recognized for the year ended December 31, 2010, with an impact of €1,416 million in operating income and €1,224 million in net income, Group share. These impairments have been disclosed as adjustments to operating income and adjustments to net income, Group share. These items are identified in paragraph 4C above as adjustment items with the heading “Asset impairment charges”.
The impairment losses impact certain Cash Generating Units (CGU) for which there were indications of impairment, due mainly to changes in the operating conditions or the economic environment of their specific businesses.
The principles applied are the following:
•	the recoverable amount of CGUs has been based on their value in use, as defined in Note 1 paragraph L to the Consolidated Financial Statements “Impairment of long-lived assets”;

•	future cash flows have been determined with the assumptions in the long-term plan of the Group. These assumptions (including future prices of products, supply and demand for products, future production volumes)

represent the best estimate by management of the Group of all economic conditions during the remaining life of assets;
•	future cash flows, based on the long-term plan, are prepared over a period consistent with the life of the assets within the CGU. They are prepared post-tax and include specific risks attached to CGU assets. They are discounted using a 8% post-tax discount rate, this rate being a weighted-average capital cost estimated from historical market data. This rate has been applied consistently for the years ending in 2008, 2009 and 2010;

•	value in use calculated by discounting the above post-tax cash flows using a 8% post-tax discount rate is not materially different from value in use calculated by discounting pre-tax cash flows using a pre-tax discount rate determined by an iterative computation from the post-tax value in use. These pre-tax discount rates are in a range from 9% to 12% in 2010.
The CGUs of the Upstream segment affected by these impairments are oil fields and investments in associates accounted for by the equity method. For the year ended December 31, 2010, the Group has recognized impairments with an impact of €203 million in operating income and €297 million in net income, Group share, mainly including an impairment of assets related to its project to build an upgrader in Edmonton, the Group giving up this project as part of its agreements with Suncor.
The CGUs of the Downstream segment are affiliates or groups of affiliates (or industrial assets) organized mostly by country for the refining activities and by relevant geographical area for the marketing activities. In 2010, the economic environment of refining activities remained unfavorable, with a worldwide context of surplus in refining capacities compared to the demand for petroleum products. This surplus is more and more based in Europe, where the demand has been decreasing whereas in emerging countries (in Middle East and Asia) the consumption growth is strong. Considering the specificities of industrial tools, this remaining context of deteriorated margins had a particularly negative impact on the results of the refining CGUs in France and in the United Kingdom and lead to strong operational losses despite the efforts made to improve operations. Moreover in the last few months some operators have announced site closures or tried to dispose of some sites although no material transaction has occurred in 2010. These factors have triggered off the recognition of impairments of assets in Europe, especially within the CGUs Refining France and United Kingdom, reducing the operating income by €1,192 million and the net income, Group share by €913 million. Sensitivity analysis performed on other European refining CGUs, using different actualization rates and margins, have not led to additional impairment charge.
The CGUs of the Chemicals segment are worldwide business units, including activities or products with common strategic, commercial and industrial characteristics.
For the year ended December 31, 2009, impairments of assets have been recognized in the Upstream, Downstream and Chemicals segments with an impact of €413 million in operating income and €382 million in net income, Group share. These impairments have been disclosed as adjustments to operating income for €391 million and adjustments to net income, Group share for €333 million.
For the year ended December 31, 2008, impairments of assets have been recognized in the Upstream, Downstream and Chemicals segments with an impact of €216 million in operating income and €244 million in net income, Group share. These impairments have been disclosed as adjustments to operating income for €177 million and adjustments to net income, Group share for €205 million.
For the years ended December 31, 2010 and 2009, no reversal of impairment has been recognized. For the year ended December 31, 2008, reversals of impairment losses have been recognized in the Upstream segment with an impact of €41 million in operating income and €29 million in net income, Group share.

5) Information by geographical area

		Rest of	North		Rest of the
(M€)	France	Europe	America	Africa	world	Total

For the year ended December 31, 2010
Non-Group sales	36,820	72,636	12,432	12,561	24,820	159,269
Property, plant and equipment, intangible assets, net	5,666	14,568	9,584	20,166	13,897	63,881
Capital expenditures	1,062	2,629	3,626	4,855	4,101	16,273

For the year ended December 31, 2009
Non-Group sales	32,437	60,140	9,515	9,808	19,427	131,327
Property, plant and equipment, intangible assets, net	6,973	15,218	8,112	17,312	11,489	59,104
Capital expenditures	1,189	2,502	1,739	4,651	3,268	13,349

For the year ended December 31, 2008
Non-Group sales	43,616	82,761	14,002	12,482	27,115	179,976
Property, plant and equipment, intangible assets, net	7,260	13,485	5,182	15,460	10,096	51,483
Capital expenditures	1,997	2,962	1,255	4,500	2,926	13,640

6) Operating expenses

For the year ended December 31,
(M€)	2010	2009	2008

Purchases, net of inventory variation(a)	(93,171)	(71,058)	(111,024)
Exploration costs	(864)	(698)	(764)
Other operating expenses(b)	(19,135)	(18,591)	(19,101)
of which non-current operating liabilities (allowances) reversals	387	515	459
of which current operating liabilities (allowances) reversals	(101)	(43)	(29)

Operating expenses	(113,170)	(90,347)	(130,889)

(a)	Includes taxes paid on oil and gas production in the Upstream segment, namely royalties.

(b)	Principally composed of production and administrative costs (see in particular the payroll costs as detailed in Note 26 to the Consolidated Financial Statements “Payroll and staff”).
7) Other income and other expense

For the year ended December 31,
(M€)	2010	2009	2008

Gains (losses) on disposal of assets	1,117	200	257
Foreign exchange gains	—	—	112
Other	279	114	—

Other income	1,396	314	369

Foreign exchange losses	—	(32)	—
Amortization of other intangible assets (excl. mineral interests)	(267)	(142)	(162)
Other	(633)	(426)	(392)

Other expense	(900)	(600)	(554)

Other income
In 2010, gains and losses on disposal of assets are mainly related to sales of assets in the Upstream segment (sale of the interests in the Valhall and Hod fields in Norway and sale of the interest in Block 31 in Angola, see Note 3 to the Consolidated Financial Statements), as well as the change in the accounting treatment and the disposal of shares of Sanofi-Aventis (see Note 3 to the Consolidated Financial Statements).
In 2009, gains and losses on disposal of assets were mainly related to the disposal of shares of Sanofi-Aventis.
In 2008, gains and losses on disposal of assets were mainly related to sales of assets in the Upstream segment, as well as the disposal of shares of Sanofi-Aventis.
Other expense
In 2010, the heading “Other” is mainly comprised of €248 million of restructuring charges in the Downstream and Chemicals segments.

In 2009, the heading “Other” was mainly comprised of €190 million of restructuring charges in the Downstream and Chemicals segments.
In 2008, the heading “Other” was mainly comprised of:
•	€107 million of restructuring charges in the Upstream, Downstream and Chemicals segments; and

•	€48 million of changes in provisions related to various antitrust investigations as described in Note 32 to the Consolidated Financial Statements “Other risks and contingent liabilities”.
8) Other financial income and expense

As of December 31,
(M€)	2010	2009	2008

Dividend income on non-consolidated subsidiaries	255	210	238
Capitalized financial expenses	113	117	271
Other	74	316	219

Other financial income	442	643	728

Accretion of asset retirement obligations	(338)	(283)	(229)
Other	(69)	(62)	(96)

Other financial expense	(407)	(345)	(325)
9) Income taxes
Since 1966, the Group has been taxed in accordance with the consolidated income tax treatment approved on a renewable basis by the French Ministry of Economy, Finance and Industry. The renewal of this approval has been requested for the 2011-2013 period. It is being reviewed by the French Department of Budget, Public Accounts, Civil Service and State Reform.
No deferred tax is recognized for the temporary differences between the carrying amounts and tax bases of investments in foreign subsidiaries which are considered to be permanent investments. Undistributed earnings from foreign subsidiaries considered to be reinvested indefinitely amounted to €26,458 million as of December 31, 2010. The determination of the tax effect relating to such reinvested income is not practicable.
In addition, no deferred tax is recognized on unremitted earnings (approximately €21,147 million) of the Group’s French subsidiaries since the remittance of such earnings would be tax exempt for the subsidiaries in which the Company owns 95% or more of the outstanding shares.
Income taxes are detailed as follows:

For the year ended December 31,
(M€)	2010	2009	2008

Current income taxes	(9,934)	(7,213)	(14,117)
Deferred income taxes	(294)	(538)	(29)

Total income taxes	(10,228)	(7,751)	(14,146)

Before netting deferred tax assets and liabilities by fiscal entity, the components of deferred tax balances are as follows:

As of December 31,
(M€)	2010	2009	2008

Net operating losses and tax carry forwards	1,145	1,114	1,031
Employee benefits	535	517	519
Other temporary non-deductible provisions	2,757	2,184	2,075

Gross deferred tax assets	4,437	3,815	3,625
Valuation allowance	(576)	(484)	(475)

Net deferred tax assets	3,861	3,331	3,150

Excess tax over book depreciation	(10,966)	(9,791)	(8,836)
Other temporary tax deductions	(1,339)	(1,179)	(1,171)

Gross deferred tax liability	(12,305)	(10,970)	(10,007)

Net deferred tax liability	(8,444)	(7,639)	(6,857)

After netting deferred tax assets and liabilities by fiscal entity, deferred taxes are presented on the balance sheet as follows:

As of December 31,
(M€)	2010	2009	2008

Deferred tax assets, non-current (note 14)	1,378	1,164	1,010
Deferred tax assets, current (note 16)	151	214	206
Deferred tax liabilities, non-current	(9,947)	(8,948)	(7,973)
Deferred tax liabilities, current	(26)	(69)	(100)

Net amount	(8,444)	(7,639)	(6,857)

The net deferred tax variation in the balance sheet is analyzed as follows:

As of December 31,
(M€)	2010	2009	2008

Opening balance	(7,639)	(6,857)	(7,251)
Deferred tax on income	(294)	(538)	(29)
Deferred tax on shareholders’ equity(a)	28	(38)	30
Changes in scope of consolidation	(59)	(1)	(1)
Currency translation adjustment	(480)	(205)	394

Closing balance	(8,444)	(7,639)	(6,857)

(a)	This amount includes mainly current income taxes and deferred taxes for changes in fair value of listed securities classified as financial assets available for sale as well as deferred taxes related to the cash flow hedge (see Note 17 to the Consolidated Financial Statements).
Reconciliation between provision for income taxes and pre-tax income:

For the year ended December 31,
(M€)	2010	2009	2008

Consolidated net income	10,807	8,629	10,953
Provision for income taxes	10,228	7,751	14,146

Pre-tax income	21,035	16,380	25,099
French statutory tax rate	34.43%	34.43%	34.43%

Theoretical tax charge	(7,242)	(5,640)	(8,642)
Difference between French and foreign income tax rates	(4,921)	(3,214)	(6,326)
Tax effect of equity in income (loss) of affiliates	672	565	593
Permanent differences	1,375	597	315
Adjustments on prior years income taxes	(45)	(47)	12
Adjustments on deferred tax related to changes in tax rates	2	(1)	(31)
Changes in valuation allowance of deferred tax assets	(65)	(6)	(63)
Other	(4)	(5)	(4)

Net provision for income taxes	(10,228)	(7,751)	(14,146)

The French statutory tax rate includes the standard corporate tax rate (33.33%) and additional applicable taxes that bring the overall tax rate to 34.43% in 2010 (identical to 2009 and 2008).
Permanent differences are mainly due to impairment of goodwill and to dividends from non-consolidated companies as well as the specific taxation rules applicable to certain activities and within the consolidated income tax treatment.
Net operating losses and tax credit carryforwards
Deferred tax assets related to net operating losses and tax carryforwards expire in the following years:

As of December 31,	2010		2009		2008
(M€)	Basis	Tax	Basis	Tax	Basis	Tax

2009	—	—	—	—	233	115
2010	—	—	258	126	167	79
2011	225	110	170	83	93	42
2012	177	80	121	52	61	19
2013 (a)	146	59	133	43	1,765	587
2014 (b)	1,807	602	1,804	599	—	—
2015 and after	190	62	—	—	—	—
Unlimited	774	232	661	211	560	189

Total	3,319	1,145	3,147	1,114	2,879	1,031

(a)	Net operating losses and tax credit carryforwards in 2013 and after for 2008

(b)	Net operating losses and tax credit carryforwards in 2014 and after for 2009

10) Intangible assets

As of December 31, 2010
(M€)	Cost	Amortization and impairment	Net

Goodwill	1,498	(596)	902
Proved and unproved mineral interests	10,099	(2,712)	7,387
Other intangible assets	2,803	(2,175)	628

Total intangible assets	14,400	(5,483)	8,917

As of December 31, 2009
(M€)	Cost	Amortization and impairment	Net

Goodwill	1,776	(614)	1,162
Proved and unproved mineral interests	8,204	(2,421)	5,783
Other intangible assets	2,712	(2,143)	569

Total intangible assets	12,692	(5,178)	7,514

As of December 31, 2008
(M€)	Cost	Amortization and impairment	Net

Goodwill	1,690	(616)	1,074
Proved and unproved mineral interests	6,010	(2,268)	3,742
Other intangible assets	2,519	(1,994)	525

Total intangible assets	10,219	(4,878)	5,341

Changes in net intangible assets are analyzed in the following table:

					Currency
	Net amount as			Amortization and	translation		Net amount as of
(M€)	of January 1,	Acquisitions	Disposals	impairment	adjustment	Other	December 31,

2010	7,514	2,466	(62)	(553)	491	(939)	8,917
2009	5,341	629	(64)	(345)	2	1,951	7,514
2008	4,650	404	(3)	(259)	(93)	642	5,341

In 2010, the heading “Other” mainly includes Chesapeake’s Barnett shale mineral interests reclassified into the acquisitions for €(975) million and the reclassification of Joslyn’s mineral interests in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations” for €(390) million, including the currency translation adjustment (see Note 34 to the Consolidated Financial Statements), partially compensated by the acquisition of UTS for €646 million (see Note 3 to the Consolidated Financial Statements).
In 2009, the heading “Other” mainly included Chesapeake’s Barnett shale mineral interests for €1,449 million (see Note 3 to the Consolidated Financial Statements).
In 2008, the heading “Other” mainly included the impact of “proved and unproved mineral interests” from Synenco Energy Inc. for €221 million and from Goal Petroleum B.V. for €292 million.
A summary of changes in the carrying amount of goodwill by business segment for the year ended December 31, 2010 is as follows:

	Net goodwill as				Net goodwill as of
(M€)	of January 1, 2010	Increases	Impairments	Other	December 31, 2010

Upstream	78	—	—	—	78
Downstream	202	22	(88)	(54)	82
Chemicals	857	—	—	(140)	717
Corporate	25	—	—	—	25

Total	1,162	22	(88)	(194)	902

The heading « Other » mainly corresponds to the sale of Mapa Spontex and the reclassification of the goodwill of resins businesses subject to a disposal plan in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations”.

11) Property, plant and equipment

As of December 31, 2010
(M€)	Cost	Depreciation and impairment	Net

Upstream properties
Proved properties	77,183	(50,582)	26,601
Unproved properties	347	(1)	346
Work in progress	14,712	(37)	14,675

Subtotal	92,242	(50,620)	41,622

Other property, plant and equipment
Land	1,304	(393)	911
Machinery, plant and equipment (including transportation equipment)	23,831	(17,010)	6,821
Buildings	6,029	(3,758)	2,271
Work in progress	2,350	(488)	1,862
Other	6,164	(4,687)	1,477

Subtotal	39,678	(26,336)	13,342

Total property, plant and equipment	131,920	(76,956)	54,964

As of December 31, 2009
(M€)	Cost	Depreciation and impairment	Net

Upstream properties
Proved properties	71,082	(44,718)	26,364
Unproved properties	182	(1)	181
Work in progress	10,351	(51)	10,300

Subtotal	81,615	(44,770)	36,845

Other property, plant and equipment
Land	1,458	(435)	1,023
Machinery, plant and equipment (including transportation equipment)	22,927	(15,900)	7,027
Buildings	6,142	(3,707)	2,435
Work in progress	2,774	(155)	2,619
Other	6,506	(4,865)	1,641

Subtotal	39,807	(25,062)	14,745

Total property, plant and equipment	121,422	(69,832)	51,590

As of December 31, 2008
(M€)	Cost	Depreciation and impairment	Net

Upstream properties
Proved properties	61,727	(39,315)	22,412
Unproved properties	106	(1)	105
Work in progress	9,586	—	9,586

Subtotal	71,419	(39,316)	32,103

Other property, plant and equipment
Land	1,446	(429)	1,017
Machinery, plant and equipment (including transportation equipment)	21,734	(14,857)	6,877
Buildings	5,739	(3,441)	2,298
Work in progress	2,226	(10)	2,216
Other	6,258	(4,627)	1,631

Subtotal	37,403	(23,364)	14,039

Total property, plant and equipment	108,822	(62,680)	46,142

Changes in net property, plant and equipment are analyzed in the following table:

					Currency
	Net amount as			Depreciation and	translation		Net amount as of
(M€)	of January 1,	Acquisitions	Disposals	impairment	adjustment	Other	December 31,

2010	51,590	11,346	(1,269)	(8,564)	2,974	(1,113)	54,964
2009	46,142	11,212	(65)	(6,765)	397	669	51,590
2008	41,467	11,442	(102)	(5,941)	(1,151)	427	46,142

In 2010, the heading “Disposals” mainly includes the impact of sales of assets in the Upstream segment (sale of the interests in the Valhall and Hod fields in Norway and sale of the interest in Block 31 in Angola, see Note 3 to the Consolidated Financial Statements).
In 2010, the heading “Depreciation and impairment” includes the impact of impairments of assets recognized for €1,416 million (see Note 4C to the Consolidated Financial Statements).
In 2010, the heading “Other” mainly corresponds to the change in the consolidation method of Samsung Total Petrochemicals (see Note 12 to the Consolidated Financial Statements) for €(541) million and the reclassification for €(537) million, including the currency translation adjustment, of property, plant and equipment related to Joslyn, Total E&P Cameroun, and resins businesses subject to a disposal project in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations” (see Note 34 to the Consolidated Financial Statements), partially compensated by the acquisition of UTS for €217 million (see Note 3 to the Consolidated Financial Statements).
In 2009, the heading “Other” mainly included changes in net property, plant and equipment related to asset retirement obligations and Chesapeake’s Barnett shale tangible assets for €113 million (see Note 3 to the Consolidated Financial Statements).
In 2008, the heading “Other” mainly included changes in net property, plant and equipment related to asset retirement obligations.
Property, plant and equipment presented above include the following amounts for facilities and equipment under finance leases that have been capitalized:

As of December 31, 2010
(M€)	Cost	Depreciation and impairment	Net

Machinery, plant and equipment	480	(332)	148
Buildings	54	(24)	30
Other	—	—	—

Total	534	(356)	178

As of December 31, 2009
(M€)	Cost	Depreciation and impairment	Net

Machinery, plant and equipment	548	(343)	205
Buildings	60	(30)	30
Other	—	—	—

Total	608	(373)	235

As of December 31, 2008
(M€)	Cost	Depreciation and impairment	Net

Machinery, plant and equipment	558	(316)	242
Buildings	35	(28)	7
Other	—	—	—

Total	593	(344)	249

12) Equity affiliates: investments and loans
As from January 1st, 2010, jointly-controlled entities are consolidated under the equity method, as provided for in the alternative method of IAS 31 “Interests in joint ventures” (see Note 1 “Accounting policies” paragraphs A and V to the Consolidated Financial Statements). Until December 31, 2009, these entities were consolidated using the proportionate method.

			As of December 31,
Equity value	2010	2009	2008	2010	2009	2008
(M€)	% owned			equity value

NLNG	15.00%	15.00%	15.00%	1,108	1,136	1,135
PetroCedeño — EM	30.32%	30.32%	30.32%	1,136	874	760
CEPSA (Upstream share)	48.83%	48.83%	48.83%	340	385	403
Angola LNG Ltd.	13.60%	13.60%	13.60%	710	490	326
Qatargas	10.00%	10.00%	10.00%	85	83	251
Société du Terminal Méthanier de Fos Cavaou	28.03%	28.79%	30.30%	125	124	114
Dolphin Energy Ltd (Del) Abu Dhabi	24.50%	24.50%	24.50%	172	118	85
Qatar Liquefied Gas Company Limited II (Train B)	16.70%	16.70%	16.70%	184	143	82
Shtokman Development AG (a)	25.00%	25.00%	25.00%	214	162	35
AMYRIS (b)	22.03%	—	—	101	—	—
Other	—	—	—	749	745	700
Total associates				4,924	4,260	3,891
Other	—	—	—	78	—	—
Total jointly-controlled entities				78	—	—

Total Upstream				5,002	4,260	3,891
CEPSA (Downstream share)	48.83%	48.83%	48.83%	2,151	1,927	1,810
Saudi Aramco Total Refining & Petrochemicals (Downstream share) (a)	37.50%	37.50%	37.50%	47	60	75
Wepec	22.41%	22.41%	22.41%	—	—	—
Other	—	—	—	159	123	73
Total associates				2,357	2,110	1,958
SARA (d)	50.00%	—	—	134	—	—
TotalErg (b)	49.00%	—	—	289	—	—
Other	—	—	—	2	—	—
Total jointly-controlled entities				425	—	—

Total Downstream				2,782	2,110	1,958
CEPSA (Chemicals share)	48.83%	48.83%	48.83%	411	396	424
Qatar Petrochemical Company Ltd.	20.00%	20.00%	20.00%	221	205	192
Saudi Aramco Total Refining & Petrochemicals (Chemicals share) (a)	37.50%	37.50%	37.50%	4	5	6
Other	—	—	—	68	46	55
Total associates				704	652	677
Samsung Total Petrochemicals (d)	50.00%	—	—	645	—	—
Total jointly-controlled entities				645	—	—

Total Chemicals				1,349	652	677
Sanofi-Aventis (c)	—	7.39%	11.38%	—	4,235	6,137
Total associates				—	4,235	6,137
Total jointly-controlled entities				—	—	—

Total Corporate				—	4,235	6,137

Total investments				9,133	11,257	12,663
Loans				2,383	2,367	2,005

Total investments and loans				11,516	13,624	14,668

(a)	Investment accounted for by the equity method as from 2008.

(b)	Investment accounted for by the equity method as from 2010.

(c)	End of the accounting for by the equity method of Sanofi-Aventis as of July 1st, 2010 (see Note 3 to the Consolidated Financial Statements).

(d)	Change in the consolidation method as of January 1st, 2010.

	As of December 31,			For the year ended December 31,
Equity in income (loss)	2010	2009	2008	2010	2009	2008
(M€)	% owned			Equity in income (loss)

NLNG	15.00%	15.00%	15.00%	207	227	554
PetroCedeño — EM	30.32%	30.32%	30.32%	195	166	193
CEPSA (Upstream share)	48.83%	48.83%	48.83%	57	23	50
Angola LNG Ltd.	13.60%	13.60%	13.60%	8	9	10
Qatargas	10.00%	10.00%	10.00%	136	114	126
Société du Terminal Méthanier de Fos Cavaou	28.03%	28.79%	30.30%	—	—	(5)
Dolphin Energy Ltd (Del) Abu Dhabi	24.50%	24.50%	24.50%	121	94	83
Qatar Liquefied Gas Company Limited II (Train B)	16.70%	16.70%	16.70%	288	8	(11)
Shtokman Development AG (a)	25.00%	25.00%	25.00%	(5)	4	—
AMYRIS (b)	22.03%	—	—	(3)
Other	—	—	—	177	214	178
Total associates				1,181	859	1,178
Other	—	—	—	6	—	—
Total jointly-controlled entities				6	—	—

Total Upstream				1,187	859	1,178
CEPSA (Downstream share)	48.83%	48.83%	48.83%	172	149	76
Saudi Aramco Total Refining & Petrochemicals (Downstream share) (a)	37.50%	37.50%	37.50%	(19)	(12)	—
Wepec	22.41%	22.41%	22.41%	29	—	(110)
Other	—	—	—	47	81	(13)
Total associates				229	218	(47)
SARA (d)	50.00%	—	—	31	—	—
TotalErg (b)	49.00%	—	—	(11)	—	—
Other	—	—	—	2	—	—
Total jointly-controlled entities				22	—	—

Total Downstream				251	218	(47)
CEPSA (Chemicals share)	48.83%	48.83%	48.83%	78	10	10
Qatar Petrochemical Company Ltd.	20.00%	20.00%	20.00%	84	74	66
Saudi Aramco Total Refining & Petrochemicals (Chemicals share) (a)	37.50%	37.50%	37.50%	(1)	(1)	—
Other	—	—	—	41	(4)	(1)
Total associates				202	79	75
Samsung Total Petrochemicals (d)	50.00%	—	—	104	—	—
Total jointly-controlled entities				104	—	—

Total Chemicals				306	79	75
Sanofi-Aventis (c)	—	7.39%	11.38%	209	486	515
Total associates				209	486	515
Total jointly-controlled entities				—	—	—

Total Corporate				209	486	515

Total investments				1,953	1,642	1,721

(a)	Investment accounted for by the equity method as from 2008.

(b)	Investment accounted for by the equity method as from 2010.

(c)	End of the accounting for by the equity method of Sanofi-Aventis as of July 1st, 2010 (see Note 3 to the Consolidated Financial Statements).

(d)	Change in the consolidation method as of January 1st, 2010.
The market value of the Group’s share in CEPSA amounts to €2,389 million as of December 31, 2010 for an equity value of €2,902 million. The recoverable amount of CEPSA determined by reference to the value of discounted future cash flows being greater than the equity value, no impairment loss has been accounted for.

In Group share, the main financial items of the equity affiliates are as follows :

	2010		2009		2008
		Jointly-		Jointly-		Jointly-
As of December 31,		controlled		controlled		controlled
(M€)	Associates	entities	Associates	entities	Associates	entities

Assets	19,192	2,770	22,681	—	23,173	—
Shareholders’ equity	7,985	1,148	11,257	—	12,663	—
Liabilities	11,207	1,622	11,424	—	10,510	—

	2010		2009		2008
		Jointly-		Jointly-		Jointly-
For the year ended December 31,		controlled		controlled		controlled
(M€)	Associates	entities	Associates	entities	Associates	entities

Revenues from sales	16,529	2,575	14,434	—	19,982	—
Pre-tax income	2,389	166	2,168	—	2,412	—
Income tax	(568)	(34)	(526)	—	(691)	—

Net income	1,821	132	1,642		1,721

13) Other investments
The investments detailed below are classified as “Financial assets available for sale” (see Note 1 paragraph M(ii) to the Consolidated Financial Statements).

As of December 31, 2010	Carrying
(M€)	amount	Unrealized gain (loss)	Balance sheet value

Sanofi-Aventis (a)	3,510	(56)	3,454
Areva (b)	69	63	132
Arkema	—	—	—
Chicago Mercantile Exchange Group (c)	1	9	10
Olympia Energy Fund — energy investment fund (d)	37	(3)	34
Other publicly traded equity securities	2	(1)	1

Total publicly traded equity securities (e)	3,619	12	3,631
BBPP	60	—	60
BTC Limited	141	—	141
Other equity securities	758	—	758

Total other equity securities (e)	959	—	959

Other investments	4,578	12	4,590

As of December 31, 2009	Carrying
(M€)	amount	Unrealized gain (loss)	Balance sheet value

Areva (b)	69	58	127
Arkema	15	47	62
Chicago Mercantile Exchange Group (c)	1	9	10
Olympia Energy Fund — energy investment fund (d)	35	(2)	33
Other publicly traded equity securities	—	—	—

Total publicly traded equity securities (e)	120	112	232
BBPP	72	—	72
BTC Limited	144	—	144
Other equity securities	714	—	714

Total other equity securities (e)	930	—	930

Other investments	1,050	112	1,162

As of December 31, 2008	Carrying
(M€)	amount	Unrealized gain (loss)	Balance sheet value

Areva (b)	69	59	128
Arkema	16	15	31
Chicago Mercantile Exchange Group (c)	1	5	6
Olympia Energy Fund — energy investment fund (d)	36	(5)	31
Other publicly traded equity securities	—	—	—

Total publicly traded equity securities (e)	122	74	196
BBPP	75	—	75
BTC Limited	161	—	161
Other equity securities	733	—	733

Total other equity securities (e)	969	—	969

Other investments	1,091	74	1,165

(a)	End of the accounting for by the equity method of Sanofi-Aventis as of July 1st, 2010 (see Note 3 to the Consolidated Financial Statements).

(b)	Unrealized gain based on the investment certificate.

(c)	The Nymex Holdings Inc. securities have been traded during the acquisition process running from June 11 to August 22, 2008 through which Chicago Mercantile Exchange Group acquired all the Nymex Holdings Inc. securities.

(d)	Securities acquired in 2008.

(e)	Including cumulative impairments of €597 million in 2010, €599 million in 2009 and €608 million in 2008.

14) Other non-current assets

As of December 31, 2010
(M€)	Gross value	Valuation allowance	Net value

Deferred income tax assets	1,378	—	1,378
Loans and advances(a)	2,060	(464)	1,596
Other	681	—	681

Total	4,119	(464)	3,655

As of December 31, 2009
(M€)	Gross value	Valuation allowance	Net value

Deferred income tax assets	1,164	—	1,164
Loans and advances(a)	1,871	(587)	1,284
Other	633	—	633

Total	3,668	(587)	3,081

As of December 31, 2008
(M€)	Gross value	Valuation allowance	Net value

Deferred income tax assets	1,010	—	1,010
Loans and advances(a)	1,932	(529)	1,403
Other	631	—	631

Total	3,573	(529)	3,044

(a)	Excluding loans to equity affiliates.
Changes in the valuation allowance on loans and advances are detailed as follows:

				Currency
	Valuation			translation	Valuation
For the year ended December 31,	allowance as of			adjustment and	allowance as of
(M€)	January 1,	Increases	Decreases	other variations	December 31,

2010	(587)	(33)	220	(64)	(464)
2009	(529)	(19)	29	(68)	(587)
2008	(527)	(33)	52	(21)	(529)

15) Inventories

As of December 31, 2010
(M€)	Gross value	Valuation allowance	Net value

Crude oil and natural gas	4,990	—	4,990
Refined products	7,794	(28)	7,766
Chemicals products	1,350	(99)	1,251
Other inventories	1,911	(318)	1,593

Total	16,045	(445)	15,600

As of December 31, 2009
(M€)	Gross value	Valuation allowance	Net value

Crude oil and natural gas	4,581	—	4,581
Refined products	6,647	(18)	6,629
Chemicals products	1,234	(113)	1,121
Other inventories	1,822	(286)	1,536

Total	14,284	(417)	13,867

As of December 31, 2008
(M€)	Gross value	Valuation allowance	Net value

Crude oil and natural gas	2,772	(326)	2,446
Refined products	4,954	(416)	4,538
Chemicals products	1,419	(105)	1,314
Other inventories	1,591	(268)	1,323

Total	10,736	(1,115)	9,621

Changes in the valuation allowance on inventories are as follows:

			Currency
			translation
For the year ended December 31,	Valuation allowance		adjustment and	Valuation allowance
(M€)	as of January 1,	Increase (net)	other variations	as of December 31,

2010	(417)	(39)	11	(445)
2009	(1,115)	700	(2)	(417)
2008	(325)	(740)	(50)	(1,115)

16) Accounts receivable and other current assets

As of December 31, 2010	Gross	Valuation	Net
(M€)	value	allowance	value

Accounts receivable	18,635	(476)	18,159

Recoverable taxes	2,227	—	2,227
Other operating receivables	4,543	(136)	4,407
Deferred income tax	151	—	151
Prepaid expenses	657	—	657
Other current assets	41	—	41

Other current assets	7,619	(136)	7,483

As of December 31, 2009	Gross	Valuation	Net
(M€)	value	allowance	value

Accounts receivable	16,187	(468)	15,719

Recoverable taxes	2,156	—	2,156
Other operating receivables	5,214	(69)	5,145
Deferred income tax	214	—	214
Prepaid expenses	638	—	638
Other current assets	45	—	45

Other current assets	8,267	(69)	8,198

As of December 31, 2008	Gross	Valuation	Net
(M€)	value	allowance	value

Accounts receivable	15,747	(460)	15,287

Recoverable taxes	2,510	—	2,510
Other operating receivables	6,227	(19)	6,208
Deferred income tax	206	—	206
Prepaid expenses	650	—	650
Other current assets	68	—	68

Other current assets	9,661	(19)	9,642

Changes in the valuation allowance on “Accounts receivable” and “Other current assets” are as follows:

	Valuation		Currency translation	Valuation
	allowance as of		adjustments and	allowance as of
(M€)	January 1,	Increase (net)	other variations	December 31,

Accounts receivable
2010	(468)	(31)	23	(476)
2009	(460)	(17)	9	(468)
2008	(482)	9	13	(460)

Other current assets
2010	(69)	(66)	(1)	(136)
2009	(19)	(14)	(36)	(69)
2008	(27)	7	1	(19)
As of December 31, 2010, the net portion of the overdue receivables included in “Accounts receivable” and “Other current assets” is €3,141 million, of which €1,885 million has expired for less than 90 days, €292 million has expired between 90 days and 6 months, €299 million has expired between 6 and 12 months and €665 million has expired for more than 12 months.
As of December 31, 2009, the net portion of the overdue receivables included in “Accounts receivable” and “Other current assets” is €3,610 million, of which €2,116 million has expired for less than 90 days, €486 million has expired between 90 days and 6 months, €246 million has expired between 6 and 12 months and €762 million has expired for more than 12 months.
As of December 31, 2008, the net portion of the overdue receivables included in “Accounts receivable” and “Other current assets” was €3,744 million, of which €2,420 million had expired for less than 90 days, €729 million had expired between 90 days and 6 months, €54 million had expired between 6 and 12 months and €541 million had expired for more than 12 months.
17) Shareholders’ equity
Number of TOTAL shares
The Company’s common shares, par value €2.50, as of December 31, 2010 are the only category of shares. Shares may be held in either bearer or registered form.
Double voting rights are granted to holders of shares that are fully-paid and held in the name of the same shareholder for at least two years, with due consideration for the total portion of the share capital represented. Double voting rights are also assigned to restricted shares in the event of an increase in share capital by incorporation of reserves, profits or premiums based on shares already held that are entitled to double voting rights.
Pursuant to the Company’s bylaws (Statuts), no shareholder may cast a vote at a shareholders’ meeting, either by himself or through an agent, representing more than 10% of the total voting rights for the Company’s shares. This limit applies to the aggregated amount of voting rights held directly, indirectly or through voting proxies. However, in the case of double voting rights, this limit may be extended to 20%.
These restrictions no longer apply if any individual or entity, acting alone or in concert, acquires at least two-thirds of the total share capital of the Company, directly or indirectly, following a public tender offer for all of the Company’s shares.
The authorized share capital amounts to 3,439,391,697 shares as of December 31, 2010 compared to 3,381,921,458 shares as of December 31, 2009 and 3,413,204,025 as of December 31, 2008.

Variation of the share capital

As of January 1, 2008		2,395,532,097
Shares issued in connection with:	Capital increase reserved for employees	4,870,386
	Exercise of TOTAL share subscription options	1,178,167
	Exchange guarantee offered to the beneficiaries of Elf Aquitaine share subscription options	227,424
Cancellation of shares(a)		(30,000,000)

As of January 1, 2009		2,371,808,074
Shares issued in connection with:	Exercise of TOTAL share subscription options	934,780
	Exchange guarantee offered to the beneficiaries of Elf Aquitaine share subscription options	480,030
Cancellation of shares(b)		(24,800,000)

As of January 1, 2010		2,348,422,884
Shares issued in connection with:	Exercise of TOTAL share subscription options	1,218,047

As of December 31, 2010 (c)		2,349,640,931

(a)	Decided by the Board of Directors on July 31, 2008.

(b)	Decided by the Board of Directors on July 30, 2009.

(c)	Including 112,487,679 treasury shares deducted from consolidated shareholders’ equity.

The variation of both weighted-average number of shares and weighted-average number of diluted shares respectively used in the calculation of earnings per share and fully-diluted earnings per share is detailed as follows:

	2010	2009	2008
Number of shares as of January 1,	2,348,422,884	2,371,808,074	2,395,532,097

Number of shares issued during the year (pro rated)
Exercise of TOTAL share subscription options	412,114	221,393	742,588
Exercise of TOTAL share purchase options	984,800	93,827	2,426,827
Exchange guarantee offered to the beneficiaries of Elf Aquitaine share subscription options	—	393,623	86,162
TOTAL restricted shares	416,420	1,164,389	1,112,393
Global free TOTAL share plan (a)	15	—	—
Capital increase reserved for employees	—	—	3,246,924
TOTAL shares held by TOTAL S.A. or by its subsidiaries and deducted from shareholders’ equity	(115,407,190)	(143,082,095)	(168,290,440)

Weighted-average number of shares	2,234,829,043	2,230,599,211	2,234,856,551

Dilutive effect
TOTAL share subscription and purchase options	1,758,006	1,711,961	6,784,200
TOTAL restricted shares	6,031,963	4,920,599	4,172,944
Global free TOTAL share plan (a)	1,504,071	—	—
Exchange guarantee offered to the beneficiaries of Elf Aquitaine share subscription options	—	60,428	460,935
Capital increase reserved for employees	371,493	—	383,912

Weighted-average number of diluted shares	2,244,494,576	2,237,292,199	2,246,658,542

(a)	The Board of Directors approved on May 21, 2010 the implementation and conditions of a global free share plan intended for the Group employees.
Capital increase reserved for Group employees
Pursuant to the authorization granted by the shareholders’ meeting held on May 11, 2007, the Board of Directors, during its November 6, 2007 meeting, implemented a first capital increase reserved for employees within the limit of 12 million shares, at a price of €44.40 per share, with dividend rights as of January 1, 2007. The subscription period ran from March 10, 2008 to March 28, 2008. 4,870,386 shares were subscribed by employees pursuant to the capital increase.
At the shareholders’ meeting held on May 21, 2010, the shareholders delegated to the Board of Directors the authority to increase the share capital of the Company in one or more transactions and within a maximum period of 26 months from the date of the meeting, by an amount not exceeding 1.5% of the share capital outstanding on the date of the meeting of the Board of Directors at which a decision to proceed with an issuance is made reserving subscriptions for such issuance to the Group employees participating in a company savings plan. It is being specified that the amount of any such capital increase reserved for Group employees was counted against the aggregate maximum nominal amount of share capital increases authorized by the shareholders’ meeting held on May 21, 2010 for issuing new ordinary shares or other securities granting immediate or future access to the Company’s share capital with preferential subscription rights (€2.5 billion in nominal value).
Pursuant to this delegation of authorization, the Board of Directors, during its October 28, 2010 meeting, decided to proceed with a capital increase reserved for employees in 2011 within the limit of 12 million shares with dividend rights as of January 1, 2010 and delegated to the Chairman and CEO all powers to determine the opening and closing of the subscription period and the subscription price.
Share cancellation
Pursuant to the authorization granted by the shareholders’ meeting held on May 11, 2007 authorizing reduction of capital by cancellation of shares held by the Company within the limit of 10% of the outstanding capital every 24 months, the Board of Directors decided on July 30, 2009 to cancel 24,800,000 shares acquired in 2008 at an average price of €49.28 per share.
Treasury shares (TOTAL shares held by TOTAL S.A.)
As of December 31, 2010, TOTAL S.A. held 12,156,411 of its own shares, representing 0.52% of its share capital, detailed as follows:
•	6,012,460 shares allocated to TOTAL restricted shares plans for Group employees;

•	6,143,951 shares intended to be allocated to new TOTAL share purchase option plans or to new restricted shares plans.

These shares are deducted from the consolidated shareholders’ equity.
As of December 31, 2009, TOTAL S.A. held 15,075,922 of its own shares, representing 0.64% of its share capital, detailed as follows:
•	6,017,499 shares allocated to covering TOTAL share purchase option plans for Group employees and executive officers;

•	5,799,400 shares allocated to TOTAL restricted shares plans for Group employees; and

•	3,259,023 shares intended to be allocated to new TOTAL share purchase option plans or to new restricted shares plans.
These shares were deducted from the consolidated shareholders’ equity.
As of December 31, 2008, TOTAL S.A. held 42,750,827 of its own shares, representing 1.80% of its share capital, detailed as follows:
•	12,627,522 shares allocated to covering TOTAL share purchase option plans for Group employees;

•	5,323,305 shares allocated to TOTAL restricted shares plans for Group employees; and

•	24,800,000 shares purchased for cancellation between January and October 2008 pursuant to the authorization granted by the shareholders’ meetings held on May 11, 2007 and May 16, 2008. The Board of Directors on July 30, 2009 decided to cancel these 24,800,000 shares acquired at an average price of €49.28 per share.
These shares were deducted from the consolidated shareholders’ equity.
TOTAL shares held by Group subsidiaries
As of December 31, 2010, 2009 and 2008, TOTAL S.A. held indirectly through its subsidiaries 100,331,268 of its own shares, representing 4.27% of its share capital as of December 31, 2010, 4.27% of its share capital as of December 31, 2009 and 4.23% of its share capital as of December 31, 2008 detailed as follows:
•	2,023,672 shares held by a consolidated subsidiary, Total Nucléaire, 100% indirectly controlled by TOTAL S.A.; and

•	98,307,596 shares held by subsidiaries of Elf Aquitaine (Financière Valorgest, Sogapar and Fingestval).
These shares are deducted from the consolidated shareholders’ equity.
Dividend
TOTAL S.A. paid on June 1, 2010 the balance of the dividend of €1.14 per share for the 2009 fiscal year (the ex-dividend date was May 27, 2010). In addition, TOTAL S.A. paid on November 17, 2010 an interim dividend of €1.14 per share for the fiscal year 2010 (the ex-dividend date was November 12, 2010).
A resolution will be submitted at the shareholders’ meeting on May 13, 2011 to pay a dividend of €2.28 per share for the 2010 fiscal year, i.e. a balance of €1.14 per share to be distributed after deducting the interim dividend of €1.14 already paid.
Paid-in surplus
In accordance with French law, the paid-in surplus corresponds to share premiums of the parent company which can be capitalized or used to offset losses if the legal reserve has reached its minimum required level. The amount of the paid-in surplus may also be distributed subject to taxation unless the unrestricted reserves of the parent company are distributed prior to this item.
As of December 31, 2010, paid-in surplus amounted to €27,208 million (€27,171 million as of December 31, 2009 and €28,284 million as of December 31, 2008).
Reserves
Under French law, 5% of net income must be transferred to the legal reserve until the legal reserve reaches 10% of the nominal value of the share capital. This reserve cannot be distributed to the shareholders other than upon liquidation but can be used to offset losses.
If wholly distributed, the unrestricted reserves of the parent company would be taxed for an approximate amount of €514 million as of December 31, 2010 (€514 million as of December 31, 2009).

Other comprehensive income
Detail of other comprehensive income showing items reclassified from equity to net income is presented in the table below:

For the year ended December 31,
(M€)	2010		2009		2008

Currency translation adjustment		2,231		(244)		(722)
- Unrealized gain/(loss) of the period	2,234		(243)		(722)
- Less gain/(loss) included in net income	3		1		—

Available for sale financial assets		(100)		38		(254)
- Unrealized gain/(loss) of the period	(50)		38		(254)
- Less gain/(loss) included in net income	50		—		—

Cash flow hedge		(80)		128		—
- Unrealized gain/(loss) of the period	(195)		349		—
- Less gain/(loss) included in net income	(115)		221		—

Share of other comprehensive income of equity affiliates, net amount		302		234		173

Other		(7)		(5)		1
- Unrealized gain/(loss) of the period	(7)		(5)		1
- Less gain/(loss) included in net income	—		—		—

Tax effect		28		(38)		30

Total other comprehensive income, net amount		2,374		113		(772)

Tax effects relating to each component of other comprehensive income are as follows:

		2010			2009			2008

For the year ended December 31,	Pre-tax	Tax	Net	Pre-tax	Tax	Net	Pre-tax	Tax	Net
(M€)	amount	effect	amount	amount	effect	amount	amount	effect	amount

Currency translation adjustment	2,231	—	2,231	(244)	—	(244)	(722)	—	(722)
Available for sale financial assets	(100)	2	(98)	38	4	42	(254)	30	(224)
Cash flow hedge	(80)	26	(54)	128	(42)	86	—	—	—
Share of other comprehensive income of equity affiliates, net amount	302	—	302	234	—	234	173	—	173
Other	(7)	—	(7)	(5)	—	(5)	1	—	1

Total other comprehensive income	2,346	28	2,374	151	(38)	113	(802)	30	(772)

18) Employee benefits obligations
Liabilities for employee benefits obligations consist of the following:

As of December 31,
(M€)	2010	2009	2008

Pension benefits liabilities	1,268	1,236	1,187
Other benefits liabilities	605	592	608
Restructuring reserves (early retirement plans)	298	212	216

Total	2,171	2,040	2,011

The Group’s main defined benefit pension plans are located in France, in the United Kingdom, in the United States, in Belgium and in Germany. Their main characteristics are the following:
•	The benefits are usually based on the final salary and seniority;

•	They are usually funded (pension fund or insurer); and

•	They are closed to new employees who benefit from defined contribution pension plans.
The pension benefits include also termination indemnities and early retirement benefits.

The other benefits are the employer contribution to post-employment medical care.
The fair value of the defined benefit obligation and plan assets in the Consolidated Financial Statements is detailed as follows:

As of December 31,	Pension benefits			Other benefits
(M€)	2010	2009	2008	2010	2009	2008

Change in benefit obligation
Benefit obligation at beginning of year	8,169	7,405	8,129	547	544	583
Service cost	159	134	143	11	10	14
Interest cost	441	428	416	29	30	24
Curtailments	(4)	(5)	(3)	(3)	(1)	—
Settlements	(60)	(3)	(5)	—	—	(4)
Special termination benefits	—	—	—	1	—	—
Plan participants’ contributions	11	10	12	—	—	—
Benefits paid	(471)	(484)	(463)	(33)	(33)	(37)
Plan amendments	28	118	12	1	(2)	(12)
Actuarial losses (gains)	330	446	(248)	57	—	(27)
Foreign currency translation and other	137	120	(588)	13	(1)	3

Benefit obligation at year-end	8,740	8,169	7,405	623	547	544

Change in fair value of plan assets
Fair value of plan assets at beginning of year	(6,286)	(5,764)	(6,604)	—	—	—
Expected return on plan assets	(396)	(343)	(402)	—	—	—
Actuarial losses (gains)	(163)	(317)	1,099	—	—	—
Settlements	56	2	2	—	—	—
Plan participants’ contributions	(11)	(10)	(12)	—	—	—
Employer contributions (a)	(269)	(126)	(855)	—	—	—
Benefits paid	394	396	375	—	—	—
Foreign currency translation and other	(134)	(124)	633	—	—	—

Fair value of plan assets at year-end	(6,809)	(6,286)	(5,764)	—	—	—

Unfunded status	1,931	1,883	1,641	623	547	544

Unrecognized prior service cost	(105)	(153)	(48)	10	15	21
Unrecognized actuarial (losses) gains	(1,170)	(1,045)	(953)	(28)	30	43
Asset ceiling	9	9	5	—	—	—

Net recognized amount	665	694	645	605	592	608

Pension benefits and other benefits liabilities	1,268	1,236	1,187	605	592	608
Other non-current assets	(603)	(542)	(542)	—	—	—

(a)	In 2010, the Group covered certain employee pension benefit plans through insurance companies for an amount of €90 million (€757 million in 2008).
As of December 31, 2010, the fair value of pension benefits and other pension benefits which are entirely or partially funded amounted to €7,727 million and the present value of the unfunded benefits amounted to €1,636 million (against €7,206 million and €1,510 million respectively as of December 31, 2009 and €6,515 million and €1,434 million respectively as of December 31, 2008).

The experience actuarial (gains) losses related to the defined benefit obligation and the fair value of plan assets are as follows:

For the year ended December 31,
(M€)	2010	2009	2008	2007

Experience actuarial (gains) losses related to the defined benefit obligation	(54)	(108)	12	80
Experience actuarial (gains) losses related to the fair value of plan assets	(163)	(317)	1,099	140

As of December 31,
(M€)	2010	2009	2008	2007	2006

Pension benefits
Benefit obligation	8,740	8,169	7,405	8,129	8,742
Fair value of plan assets	(6,809)	(6,286)	(5,764)	(6,604)	(6,401)

Unfunded status	1,931	1,883	1,641	1,525	2,341

Other benefits
Benefits obligation	623	547	544	583	648
Fair value of plan assets	—	—	—	—	—

Unfunded status	623	547	544	583	648

The Group expects to contribute €251 million to its pension plans in 2011.

Estimated future payments
(M€)	Pension benefits	Other benefits

2011	487	38
2012	478	38
2013	477	38
2014	477	39
2015	497	40
2016-2020	2,628	203

Asset allocation	Pension benefits
As of December 31,	2010	2009	2008

Equity securities	34%	31%	25%
Debt securities	60%	62%	56%
Monetary	3%	3%	16%
Real estate	3%	4%	3%

The Group’s assumptions of expected returns on assets are built up by asset class and by country based on long-term bond yields and risk premiums.
The discount rate retained corresponds to the rate of prime corporate bonds according to a benchmark per country of different market data on the closing date.

Assumptions used to determine benefits obligations	Pension benefits			Other benefits
As of December 31,	2010	2009	2008	2010	2009	2008

Discount rate (weighted average for all regions)	5.01%	5.41%	5.93%	5.00%	5.60%	6.00%
Of which Euro zone	4.58%	5.12%	5.72%	4.55%	5.18%	5.74%
Of which United States	5.49%	6.00%	6.23%	5.42%	5.99%	6.21%
Of which United Kingdom	5.50%	5.50%	6.00%	—	—	6.00%
Average expected rate of salary increase	4.55%	4.50%	4.56%	—	—	—
Expected rate of healthcare inflation
- initial rate	—	—	—	4.82%	4.91%	4.88%
- ultimate rate	—	—	—	3.75%	3.79%	3.64%

Assumptions used to determine the net periodic benefit cost (income)	Pension benefits			Other benefits
For the year ended December 31,	2010	2009	2008	2010	2009	2008

Discount rate (weighted average for all regions)	5.41%	5.93%	5.50%	5.60%	6.00%	5.50%
Of which Euro zone	5.12%	5.72%	5.15%	5.18%	5.74%	5.14%
Of which United States	6.00%	6.23%	6.00%	5.99%	6.21%	5.98%
Of which United Kingdom	5.50%	6.00%	5.75%	—	6.00%	5.75%
Average expected rate of salary increase	4.50%	4.56%	4.29%	—	—	—
Expected return on plan assets	6.39%	6.14%	6.60%	—	—	—
Expected rate of healthcare inflation
- initial rate	—	—	—	4.91%	4.88%	5.16%
- ultimate rate	—	—	—	3.79%	3.64%	3.64%

A 0.5% increase or decrease in discount rates — all other things being equal — would have the following approximate impact:

(M€)	0.5% increase	0.5% decrease

Benefit obligation as of December 31, 2010	(520)	574
2011 net periodic benefit cost (income)	(19)	52

A 0.5% increase or decrease in expected return on plan assets rate — all other things being equal — would have an impact of €30 million on 2011 net periodic benefit cost (income).
The components of the net periodic benefit cost (income) in 2010, 2009 and 2008 are:

For the year ended December 31,	Pension benefits			Other benefits
(M€)	2010	2009	2008	2010	2009	2008

Service cost	159	134	143	11	10	14
Interest cost	441	428	416	29	30	24
Expected return on plan assets	(396)	(343)	(402)	—	—	—
Amortization of prior service cost	74	13	34	(5)	(7)	(10)
Amortization of actuarial losses (gains)	66	50	22	(4)	(6)	(2)
Asset ceiling	(3)	4	1	—	—	—
Curtailments	(3)	(4)	(3)	(3)	(1)	—
Settlements	7	(1)	(2)	—	—	(3)
Special termination benefits	—	—	—	1	—	—

Net periodic benefit cost (income)	345	281	209	29	26	23

A positive or negative change of one-percentage-point in the healthcare inflation rate would have the following approximate impact:

(M€)	1% point increase	1% point decrease

Benefit obligation as of December 31, 2010	63	(52)
2010 net periodic benefit cost (income)	5	(4)

19) Provisions and other non-current liabilities

As of December 31,
(M€)	2010	2009	2008

Litigations and accrued penalty claims	485	423	546
Provisions for environmental contingencies	644	623	558
Asset retirement obligations	5,917	5,469	4,500
Other non-current provisions	1,116	1,331	1,804
Other non-current liabilities	936	1,535	450

Total	9,098	9,381	7,858

In 2010, litigation reserves mainly include a provision covering risks concerning antitrust investigations related to Arkema amounting to €17 million as of December 31, 2010. Other risks and commitments that give rise to contingent liabilities are described in Note 32 to the Consolidated Financial Statements.
In 2010, other non-current provisions mainly include:
•	The contingency reserve related to the Toulouse-AZF plant explosion (civil liability) for €31 million as of December 31, 2010;

•	Provisions related to restructuring activities in the Downstream and Chemicals segments for €261 million as of December 31, 2010; and

•	The contingency reserve related to the Buncefield depot explosion (civil liability) for €194 million as of December 31, 2010.
In 2010, other non-current liabilities mainly include debts (whose maturity is more than one year) related to fixed assets acquisitions.
In 2009, litigation reserves mainly include a provision covering risks concerning antitrust investigations related to Arkema amounting to €43 million as of December 31, 2009. Other risks and commitments that give rise to contingent liabilities are described in Note 32 to the Consolidated Financial Statements.
In 2009, other non-current provisions mainly include:
•	The contingency reserve related to the Toulouse-AZF plant explosion (civil liability) for €40 million as of December 31, 2009;

•	Provisions related to restructuring activities in the Downstream and Chemicals segments for €130 million as of December 31, 2009; and

•	The contingency reserve related to the Buncefield depot explosion (civil liability) for €295 million as of December 31, 2009.
In 2009, other non-current liabilities mainly include debts (whose maturity is more than one year) related to fixed assets acquisitions. This heading is mainly composed of a €818 million debt related to Chesapeake acquisition (see Note 3 to the Consolidated Financial Statements).
In 2008, litigation reserves mainly included a provision covering risks concerning antitrust investigations related to Arkema amounting to €85 million as of December 31, 2008. Other risks and commitments that give rise to contingent liabilities are described in Note 32 to the Consolidated Financial Statements.
In 2008, other non-current provisions mainly included the contingency reserve related to the Toulouse-AZF plant explosion (civil liability) for €256 million as of December 31, 2008.

Changes in provisions and other non-current liabilities
Changes in provisions and other non-current liabilities are as follows :

				Currency
	As of			translation		As of
(M€)	January 1,	Allowances	Reversals	adjustment	Other	December 31,

2010	9,381	1,052	(971)	497	(861)	9,098
2009	7,858	1,254	(1,413)	202	1,480	9,381
2008	6,843	1,424	(864)	(460)	915	7,858

Allowances
In 2010, allowances of the period (€1,052 million) mainly include:
•	Asset retirement obligations for €338 million (accretion);

•	Environmental contingencies for €88 million in the Downstream and Chemicals segments;

•	The contingency reserve related to the Buncefield depot explosion (civil liability) for €79 million; and

•	Provisions related to restructuring of activities for €226 million.
In 2009, allowances of the period (€1,254 million) mainly included:
•	Asset retirement obligations for €283 million (accretion);

•	Environmental contingencies for €147 million in the Downstream and Chemicals segments;

•	The contingency reserve related to the Buncefield depot explosion (civil liability) for €223 million; and

•	Provisions related to restructuring of activities for €121 million.
In 2008, allowances of the period (€1,424 million) mainly included:
•	Asset retirement obligations for €229 million (accretion);

•	The contingency reserve related to the Toulouse-AZF plant explosion (civil liability) for €140 million;

•	Environmental contingencies for €89 million;

•	An allowance of €48 million for litigation reserves in connection with antitrust investigations, as described in Note 32 to the Consolidated Financial Statements “Other risks and contingent liabilities”; and

•	Provisions related to restructuring of activities for €27 million.
Reversals
In 2010, reversals of the period (€971 million) mainly relate to the following incurred expenses:
•	Provisions for asset retirement obligations for €214 million;

•	€26 million for litigation reserves in connection with antitrust investigations;

•	Environmental contingencies written back for €66 million;

•	The contingency reserve related to the Toulouse-AZF plant explosion (civil liability), written back for €9 million;

•	The contingency reserve related to the Buncefield depot explosion (civil liability), written back for €190 million; and

•	Provisions for restructuring and social plans written back for €60 million.

In 2009, reversals of the period (€1,413 million) were mainly related to the following incurred expenses:
•	Provisions for asset retirement obligations for €191 million;

•	€52 million for litigation reserves in connection with antitrust investigations;

•	Environmental contingencies written back for €86 million;

•	The contingency reserve related to the Toulouse-AZF plant explosion (civil liability), written back for €216 million;

•	The contingency reserve related to the Buncefield depot explosion (civil liability), written back for €375 million; and

•	Provisions for restructuring and social plans written back for €28 million.
In 2008, reversals of the period (€864 million) were mainly related to the following incurred expenses:
•	Provisions for asset retirement obligations for €280 million;

•	€163 million for litigation reserves in connection with antitrust investigations;

•	Environmental contingencies written back for €96 million;

•	The contingency reserve related to the Toulouse-AZF plant explosion (civil liability), written back for €18 million; and

•	Provisions for restructuring and social plans written back for €10 million.
Changes in the asset retirement obligation
Changes in the asset retirement obligation are as follows:

					Spending on	Currency
	As of		Revision in	New	existing	translation		As of
(M€)	January 1,	Accretion	estimates	obligations	obligations	adjustment	Other	December 31,

2010	5,469	338	79	175	(214)	316	(246)	5,917
2009	4,500	283	447	179	(191)	232	19	5,469
2008	4,206	229	563	188	(280)	(414)	8	4,500

20) Financial debt and related financial instruments
A) Non-current financial debt and related financial instruments

As of December 31, 2010
(M€)
(Assets) / Liabilities	Secured	Unsecured	Total

Non-current financial debt	287	20,496	20,783
of which hedging instruments of non-current financial debt (liabilities)	—	178	178
Hedging instruments of non-current financial debt (assets) (a)	—	(1,870)	(1,870)

Non-current financial debt — net of hedging instruments	287	18,626	18,913

Bonds after fair value hedge	—	15,491	15,491
Fixed rate bonds and bonds after cash flow hedge	—	2,836	2,836
Bank and other, floating rate	47	189	236
Bank and other, fixed rate	65	110	175
Financial lease obligations	175	—	175

Non-current financial debt — net of hedging instruments	287	18,626	18,913

(a)	See the description of these hedging instruments in Notes 1 paragraph M (iii) “Long-term financing”, 28 and 29 to the Consolidated Financial Statements.

As of December 31, 2009
(M€)
(Assets) / Liabilities	Secured	Unsecured	Total

Non-current financial debt	312	19,125	19,437
of which hedging instruments of non-current financial debt (liabilities)	—	241	241
Hedging instruments of non-current financial debt (assets) (a)	—	(1,025)	(1,025)

Non-current financial debt — net of hedging instruments	312	18,100	18,412

Bonds after fair value hedge	—	15,884	15,884
Fixed rate bonds and bonds after cash flow hedge	—	1,700	1,700
Bank and other, floating rate	60	379	439
Bank and other, fixed rate	50	79	129
Financial lease obligations	202	58	260

Non-current financial debt — net of hedging instruments	312	18,100	18,412

(a)	See the description of these hedging instruments in Notes 1 paragraph M(iii) “Long-term financing”, 28 and 29 to the Consolidated Financial Statements.

As of December 31, 2008
(M€)
(Assets) / Liabilities	Secured	Unsecured	Total

Non-current financial debt	895	15,296	16,191
of which hedging instruments of non-current financial debt (liabilities)	—	440	440
Hedging instruments of non-current financial debt (assets) (a)	—	(892)	(892)

Non-current financial debt — net of hedging instruments	895	14,404	15,299

Bonds after fair value hedge	—	13,380	13,380
Fixed rate bonds and bonds after cash flow hedge	—	287	287
Bank and other, floating rate	553	665	1,218
Bank and other, fixed rate	140	6	146
Financial lease obligations	202	66	268

Non-current financial debt — net of hedging instruments	895	14,404	15,299

(a)	See the description of these hedging instruments in Notes 1 paragraph M(iii) “Long-term financing”, 28 and 29 to the Consolidated Financial Statements.

Fair value of bonds, as of December 31, 2010, after taking into account currency and interest rates swaps, is detailed as follows:

		Fair value after	Fair value after	Fair value after
		hedging as of	hedging as of	hedging as of
Bonds after fair value hedge	Year of	December 31,	December 31,	December 31,			Initial rate before hedging
(M€)	issue	2010	2009	2008	Currency	Maturity	instruments

Parent company
Bond	1997	—	—	124	FRF	2009	6.200%
Bond	1998	—	—	119	FRF	2009	5.125%
Bond	1998	125	116	121	FRF	2013	5.000%
Bond	2000	—	61	63	EUR	2010	5.650%
Current portion (less than one year)		—	(61)	(243)

Total parent company		125	116	184

Elf Aquitaine SA
Bond	1999	—	—	1 003	EUR	2009	4.500%
Current portion (less than one year)		—	—	(1 003)

Total Elf Aquitaine SA		—	—	-

TOTAL CAPITAL (a)
Bond	2002	15	14	14	USD	2012	5.890%
Bond	2003	—	—	52	AUD	2009	6.250%
Bond	2003	—	—	154	CHF	2009	2.385%
Bond	2003	—	160	166	CHF	2010	2.385%
Bond	2003	22	21	22	USD	2013	4.500%
Bond	2003-2004	—	—	395	USD	2009	3.500%
Bond	2004	—	—	57	AUD	2009	6.000%
Bond	2004	—	—	28	AUD	2009	6.000%
Bond	2004	—	53	55	CAD	2010	4.000%
Bond	2004	—	113	117	CHF	2010	2.385%
Bond	2004	—	438	454	EUR	2010	3.750%
Bond	2004	—	322	334	GBP	2010	4.875%
Bond	2004	—	128	132	GBP	2010	4.875%
Bond	2004	—	185	191	GBP	2010	4.875%
Bond	2004	57	53	55	AUD	2011	5.750%
Bond	2004	116	107	111	CAD	2011	4.875%
Bond	2004	235	203	216	USD	2011	4.125%
Bond	2004	75	69	72	USD	2011	4.125%
Bond	2004	125	116	120	CHF	2012	2.375%
Bond	2004	51	47	49	NZD	2014	6.750%
Bond	2005	—	—	36	USD	2009	3.500%
Bond	2005	57	53	55	AUD	2011	5.750%
Bond	2005	60	56	58	CAD	2011	4.000%
Bond	2005	120	112	116	CHF	2011	1.625%
Bond	2005	226	226	226	CHF	2011	1.625%
Bond	2005	139	144	144	USD	2011	4.125%
Bond	2005	63	63	63	AUD	2012	5.750%
Bond	2005	194	180	187	CHF	2012	2.135%
Bond	2005	65	65	65	CHF	2012	2.135%
Bond	2005	97	97	98	CHF	2012	2.375%
Bond	2005	391	363	376	EUR	2012	3.250%
Bond	2005	57	57	57	NZD	2012	6.500%
Bond	2006	—	75	75	GBP	2010	4.875%
Bond	2006	—	50	50	EUR	2010	3.750%
Bond	2006	—	50	50	EUR	2010	3.750%
Bond	2006	—	100	102	EUR	2010	3.750%
Bond	2006	42	42	42	EUR	2011	EURIBOR 3 months +0.040%
Bond	2006	300	300	300	EUR	2011	3.875%
Bond	2006	150	150	150	EUR	2011	3.875%
Bond	2006	300	300	300	EUR	2011	3.875%
Bond	2006	120	120	120	USD	2011	5.000%
Bond	2006	300	300	300	EUR	2011	3.875%
Bond	2006	472	472	473	USD	2011	5.000%
Bond	2006	62	62	62	AUD	2012	5.625%
Bond	2006	72	72	72	CAD	2012	4.125%
Bond	2006	100	100	100	EUR	2012	3.250%
Bond	2006	74	74	74	GBP	2012	4.625%
Bond	2006	100	100	100	EUR	2012	3.250%
Bond	2006	125	125	125	CHF	2013	2.510%
Bond	2006	127	127	127	CHF	2014	2.635%
Bond	2006	130	130	130	CHF	2016	2.385%
Bond	2006	65	65	65	CHF	2016	2.385%
Bond	2006	64	64	64	CHF	2016	2.385%
Bond	2006	63	63	64	CHF	2016	2.385%
Bond	2006	129	129	129	CHF	2018	3.135%
Bond	2007	—	60	60	CHF	2010	2.385%
Bond	2007	—	74	74	GBP	2010	4.875%
Bond	2007	77	77	77	USD	2011	5.000%
Bond	2007	370	370	370	USD	2012	5.000%
Bond	2007	222	222	222	USD	2012	5.000%
Bond	2007	61	61	61	AUD	2012	6.500%
Bond	2007	72	72	72	CAD	2012	4.125%
Bond	2007	71	71	71	GBP	2012	4.625%
Bond	2007	300	300	300	EUR	2013	4.125%
Bond	2007	73	73	74	GBP	2013	5.500%
Bond	2007	306	306	306	GBP	2013	5.500%
Bond	2007	72	72	73	GBP	2013	5.500%
Bond	2007	248	248	248	CHF	2014	2.635%

		Fair value after	Fair value after	Fair value after
		hedging as of	hedging as of	hedging as of
Bonds after fair value hedge	Year of	December 31,	December 31,	December 31,			Initial rate before hedging
(M€)	issue	2010	2009	2008	Currency	Maturity	instruments

TOTAL CAPITAL (a)
Bond	2007	31	31	31	JPY	2014	1.505%
Bond	2007	61	61	61	CHF	2014	2.635%
Bond	2007	49	49	49	JPY	2014	1.723%
Bond	2007	121	121	121	CHF	2015	3.125%
Bond	2007	300	300	300	EUR	2017	4.700%
Bond	2007	76	76	76	CHF	2018	3.135%
Bond	2007	60	60	60	CHF	2018	3.135%
Bond	2008	—	63	63	GBP	2010	4.875%
Bond	2008	—	66	66	GBP	2010	4.875%
Bond	2008	92	92	92	AUD	2011	7.500%
Bond	2008	100	100	100	EUR	2011	3.875%
Bond	2008	150	150	151	EUR	2011	3.875%
Bond	2008	50	50	50	EUR	2011	3.875%
Bond	2008	50	50	50	EUR	2011	3.875%
Bond	2008	60	60	60	JPY	2011	EURIBOR 6 months + 0.018%
Bond	2008	102	102	102	USD	2011	3.750%
Bond	2008	62	62	62	CHF	2012	2.135%
Bond	2008	124	124	124	CHF	2012	3.635%
Bond	2008	46	46	46	CHF	2012	2.385%
Bond	2008	92	92	92	CHF	2012	2.385%
Bond	2008	64	64	64	CHF	2012	2.385%
Bond	2008	50	50	50	EUR	2012	3.250%
Bond	2008	63	63	63	GBP	2012	4.625%
Bond	2008	63	63	63	GBP	2012	4.625%
Bond	2008	63	63	64	GBP	2012	4.625%
Bond	2008	62	62	62	NOK	2012	6.000%
Bond	2008	69	69	69	USD	2012	5.000%
Bond	2008	60	60	60	AUD	2013	7.500%
Bond	2008	61	61	61	AUD	2013	7.500%
Bond	2008	127	127	128	CHF	2013	3.135%
Bond	2008	62	62	63	CHF	2013	3.135%
Bond	2008	200	200	200	EUR	2013	4.125%
Bond	2008	100	100	100	EUR	2013	4.125%
Bond	2008	1,000	1,000	1,002	EUR	2013	4.750%
Bond	2008	63	63	63	GBP	2013	5.500%
Bond	2008	149	149	149	JPY	2013	EURIBOR 6 months + 0.008%
Bond	2008	191	191	194	USD	2013	4.000%
Bond	2008	61	61	61	CHF	2015	3.135%
Bond	2008	62	62	62	CHF	2015	3.135%
Bond	2008	61	61	62	CHF	2015	3.135%
Bond	2008	62	62	62	CHF	2018	3.135%
Bond	2009	56	56	—	AUD	2013	5.500%
Bond	2009	54	54	—	AUD	2013	5.500%
Bond	2009	236	236	—	CHF	2013	2.500%
Bond	2009	77	77	—	USD	2013	4.000%
Bond	2009	131	131	—	CHF	2014	2.625%
Bond	2009	997	998	—	EUR	2014	3.500%
Bond	2009	150	150	—	EUR	2014	3.500%
Bond	2009	40	40	—	HKD	2014	3.240%
Bond	2009	103	96	—	AUD	2015	6.000%
Bond	2009	550	550	—	EUR	2015	3.625%
Bond	2009	684	684	—	USD	2015	3.125%
Bond	2009	224	208	—	USD	2015	3.125%
Bond	2009	99	99	—	CHF	2016	2.385%
Bond	2009	115	115	—	GBP	2017	4.250%
Bond	2009	225	225	—	GBP	2017	4.250%
Bond	2009	448	448	—	EUR	2019	4.875%
Bond	2009	69	69	—	HKD	2019	4.180%
Bond	2009	374	347	—	USD	2021	4.250%
Bond	2010	102			AUD	2014	5.750%
Bond	2010	108			CAD	2014	2.500%
Bond	2010	53			NZD	2014	4.750%
Bond	2010	187			USD	2015	2.875%
Bond	2010	935			USD	2015	3.000%
Bond	2010	748			USD	2016	2.300%
Bond	2010	68			AUD	2015	6.000%
Bond	2010	69			AUD	2015	6.000%
Bond	2010	64			AUD	2015	6.000%
Bond	2010	476			EUR	2022	3.125%
Current portion (less than one year)		(3,450)	(1,937)	(722)
Total TOTAL CAPITAL		15,143	15,615	13,093

Other consolidated subsidiaries		223	153	103

Total bonds after fair value hedge		15,491	15,884	13,380

		Amount after	Amount after	Amount after
		hedging as of	hedging as of	hedging as of			Initial rate before
Fixed rate bonds and bonds after cash flow hedge	Year of	December 31,	December 31,	December 31,			hedging
(M€)	issue	2010	2009	2008	Currency	Maturity	instruments

TOTAL CAPITAL (a)
Bond	2005	293	292	287	GBP	2012	4.625%
Bond	2009	691	602	—	EUR	2019	4.875%
Bond	2009	917	806	—	EUR	2024	5.125%
Bond	2010	935			USD	2020	4.450%
Total fixed rate bonds and bonds after cash flow hedge		2,836	1,700	287

(a)	TOTAL CAPITAL is a wholly-owned indirect subsidiary of TOTAL S.A. (with the exception of one share held by each member of its Board of Directors). It acts as a financing vehicle for the Group. Its debt securities are fully and unconditionally guaranteed by TOTAL S.A. as to payment of principal, premium, if any, interest and any other amounts due.
Loan repayment schedule (excluding current portion)

		of which hedging
		instruments of	Hedging instruments of
		non-current	non-current	Non-current financial
As of December 31, 2010	Non-current	financial debt	financial debt	debt — net of hedging
(M€)	financial debt	(liabilities)	(assets)	instruments	%

2012	3,756	34	(401)	3,355	18%
2013	4,017	76	(473)	3,544	19%
2014	2,508	1	(290)	2,218	12%
2015	3,706	2	(302)	3,404	18%
2016 and beyond	6,796	65	(404)	6,392	33%

Total	20,783	178	(1 870)	18,913	100%

		of which hedging
		instruments of	Hedging instruments
		non-current	of non-current	Non-current financial
As of December 31, 2009	Non-current	financial debt	financial debt	debt — net of hedging
(M€)	financial debt	(liabilities)	(assets)	instruments	%

2011	3,857	42	(199)	3,658	20%
2012	3,468	48	(191)	3,277	18%
2013	3,781	95	(236)	3,545	19%
2014	2,199	6	(90)	2,109	11%
2015 and beyond	6,132	50	(309)	5,823	32%

Total	19,437	241	(1 025)	18,412	100%

		of which hedging
		instruments of	Hedging instruments
		non-current	of non-current	Non-current financial
As of December 31, 2008	Non-current	financial debt	financial debt	debt — net of hedging
(M€)	financial debt	(liabilities)	(assets)	instruments	%

2010	3,160	170	(168)	2,992	20%
2011	3,803	24	(145)	3,658	24%
2012	3,503	115	(179)	3,324	22%
2013	3,430	127	(198)	3,232	21%
2014 and beyond	2,295	4	(202)	2,093	13%

Total	16,191	440	(892)	15,299	100%

Analysis by currency and interest rate
These analyses take into account interest rate and foreign currency swaps to hedge non-current financial debt.

As of December 31,
(M€)	2010	%	2009	%	2008	%

U.S. Dollar	7,248	39%	3,962	21%	3,990	26%
Euro	11,417	60%	14,110	77%	10,685	70%
Other currencies	248	1%	340	2%	624	4%

Total	18,913	100%	18,412	100%	15,299	100%

As of December 31,
(M€)	2010	%	2009	%	2008	%

Fixed rate	3,177	17%	2,064	11%	633	4%
Floating rate	15,736	83%	16,348	89%	14,666	96%

Total	18,913	100%	18,412	100%	15,299	100%

B) Current financial assets and liabilities
Current borrowings consist mainly of commercial papers or treasury bills or draws on bank loans. These instruments bear interest at rates that are close to market rates.

As of December 31,
(M€)	2010	2009	2008

(Assets) / Liabilities
Current financial debt (a)	5,867	4,761	5,586
Current portion of non-current financial debt	3,786	2,233	2,136

Current borrowings (note 28)	9,653	6,994	7,722

Current portion of hedging instruments of debt (liabilities)	12	97	12
Other current financial instruments (liabilities)	147	26	146

Other current financial liabilities (note 28)	159	123	158

Current deposits beyond three months	(869)	(55)	(1)
Current portion of hedging instruments of debt (assets)	(292)	(197)	(100)
Other current financial instruments (assets)	(44)	(59)	(86)

Current financial assets (note 28)	(1,205)	(311)	(187)

Current borrowings and related financial assets and liabilities, net	8,607	6,806	7,693

(a)	As of December 31, 2010, the current financial debt includes a commercial paper program in Total Capital Canada Ltd. Total Capital Canada Ltd. is a wholly-owned direct subsidiary of TOTAL S.A. It acts as a financing vehicle for the activities of the Group in Canada. Its debt securities are fully and unconditionally guaranteed by TOTAL S.A. as to payment of principal, premium, if any, interest and any other amounts due.

C) Net-debt-to-equity ratio
For its internal and external communication needs, the Group calculates a debt ratio by dividing its net financial debt by equity. Shareholders’ equity as of December 31, 2010 is calculated after distribution of a dividend of €2.28 per share of which €1.14 per share was paid on November 17, 2010.
The net-debt-to-equity ratio is calculated as follows:

As of December 31,
(M€)	2010	2009	2008

(Assets) / Liabilities
Current borrowings	9,653	6,994	7,722
Other current financial liabilities	159	123	158
Current financial assets	(1,205)	(311)	(187)
Non-current financial debt	20,783	19,437	16,191
Hedging instruments on non-current financial debt	(1,870)	(1,025)	(892)
Cash and cash equivalents	(14,489)	(11,662)	(12,321)

Net financial debt	13,031	13,556	10,671

Shareholders’ equity — Group share	60,414	52,552	48,992
Estimated dividend payable	(2,553)	(2,546)	(2,540)
Minority interest	857	987	958

Total shareholder’s equity	58,718	50,993	47,410

Net-debt-to-equity ratio	22.2%	26.6%	22.5%

21) Other creditors and accrued liabilities

As of December 31,
(M€)	2010	2009	2008

Accruals and deferred income	184	223	151
Payable to States (including taxes and duties)	7,235	6,024	6,256
Payroll	996	955	928
Other operating liabilities	3,574	4,706	4,297

Total	11,989	11,908	11,632

As of December 31, 2009, the heading “Other operating liabilities” mainly included €744 million related to Chesapeake acquisition (see Note 3 to the Consolidated Financial Statements).

22) Lease contracts
The Group leases real estate, retail stations, ships, and other equipments (see Note 11 to the Consolidated Financial Statements).
The future minimum lease payments on operating and finance leases to which the Group is committed are shown as follows:

For the year ended December 31, 2010
(M€)	Operating leases	Finance leases

2011	582	39
2012	422	39
2013	335	39
2014	274	35
2015	230	35
2016 and beyond	1,105	54

Total minimum payments	2,948	241
Less financial expenses	—	(43)

Nominal value of contracts	—	198
Less current portion of finance lease contracts	—	(23)

Outstanding liability of finance lease contracts	—	175

For the year ended December 31, 2009
(M€)	Operating leases	Finance leases

2010	523	42
2011	377	43
2012	299	42
2013	243	41
2014	203	39
2015 and beyond	894	128

Total minimum payments	2,539	335
Less financial expenses	—	(53)

Nominal value of contracts	—	282
Less current portion of finance lease contracts	—	(22)

Outstanding liability of finance lease contracts	—	260

For the year ended December 31, 2008
(M€)	Operating leases	Finance leases

2009	429	47
2010	306	42
2011	243	42
2012	208	42
2013	166	40
2014 and beyond	675	148

Total minimum payments	2,027	361
Less financial expenses	—	(70)

Nominal value of contracts	—	291
Less current portion of finance lease contracts	—	(23)

Outstanding liability of finance lease contracts	—	268

Net rental expense incurred under operating leases for the year ended December 31, 2010 is €605 million (against €613 million in 2009 and €426 million in 2008).

23) Commitments and contingencies

	Maturity and installments
As of December 31, 2010		Less than 1	Between 1	More than 5
(M€)	Total	year	and 5 years	years

Non-current debt obligations net of hedging instruments (Note 20)	18,738	—	12,392	6,346
Current portion of non-current debt obligations net of hedging instruments (Note 20)	3,483	3,483	—	—
Finance lease obligations (Note 22)	198	23	129	46
Asset retirement obligations (Note 19)	5,917	177	872	4,868

Contractual obligations recorded in the balance sheet	28,336	3,683	13,393	11,260
Operating lease obligations (Note 22)	2,948	582	1,261	1,105
Purchase obligations	61,293	6,347	14,427	40,519

Contractual obligations not recorded in the balance sheet	64,241	6,929	15,688	41,624

Total of contractual obligations	92,577	10,612	29,081	52,884

Guarantees given for excise taxes	1,753	1,594	71	88
Guarantees given against borrowings	5,005	1,333	493	3,179
Indemnities related to sales of businesses	37	—	31	6
Guarantees of current liabilities	171	147	19	5
Guarantees to customers / suppliers	3,020	1,621	96	1,303
Letters of credit	1,250	1,247	—	3
Other operating commitments	2,057	467	220	1,370

Total of other commitments given	13,293	6,409	930	5,954

Mortgages and liens received	429	2	114	313
Other commitments received	6,387	3,878	679	1,830

Total of commitments received	6,816	3,880	793	2,143

	Maturity and installments
As of December 31, 2009		Less than 1	Between 1	More than 5
(M€)	Total	year	and 5 years	years

Non-current debt obligations net of hedging instruments (Note 20)	18,152	—	12,443	5,709
Current portion of non-current debt obligations net of hedging instruments (Note 20)	2,111	2,111	—	—
Finance lease obligations (Note 22)	282	22	146	114
Asset retirement obligations (Note 19)	5,469	235	972	4,262

Contractual obligations recorded in the balance sheet	26,014	2,368	13,561	10,085
Operating lease obligations (Note 22)	2,539	523	1,122	894
Purchase obligations	49,808	4,542	9,919	35,347

Contractual obligations not recorded in the balance sheet	52,347	5,065	11,041	36,241

Total of contractual obligations	78,361	7,433	24,602	46,326

Guarantees given for excise taxes	1,765	1,617	69	79
Guarantees given against borrowings	2,882	1,383	709	790
Indemnities related to sales of businesses	36	—	1	35
Guarantees of current liabilities	203	160	38	5
Guarantees to customers / suppliers	2,770	1,917	70	783
Letters of credit	1,499	1,485	2	12
Other operating commitments	765	582	103	80

Total of other commitments given	9,920	7,144	992	1,784

Mortgages and liens received	330	5	106	219
Other commitments received	5,637	3,187	481	1,969

Total of commitments received	5,967	3,192	587	2,188

	Maturity and installments
As of December 31, 2008		Less than	Between 1	More than
(M€)	Total	1 year	and 5 years	5 years

Non-current debt obligations net of hedging instruments (Note 20)	15,031	—	13,064	1,967
Current portion of non-current debt obligations net of hedging instruments (Note 20)	2,025	2,025	—	—
Finance lease obligations (Note 22)	291	23	142	126
Asset retirement obligations (Note 19)	4,500	154	653	3,693

Contractual obligations recorded in the balance sheet	21,847	2,202	13,859	5,786
Operating lease obligations (Note 22)	2,027	429	923	675
Purchase obligations	60,226	4,420	13,127	42,679

Contractual obligations not recorded in the balance sheet	62,253	4,849	14,050	43,354

Total of contractual obligations	84,100	7,051	27,909	49,140

Guarantees given for excise taxes	1,720	1,590	58	72
Guarantees given against borrowings	2,870	1,119	519	1,232
Indemnities related to sales of businesses	39	3	1	35
Guarantees of current liabilities	315	119	164	32
Guarantees to customers / suppliers	2,866	68	148	2,650
Letters of credit	1,080	1,024	17	39
Other operating commitments	648	246	132	270

Total of other commitments given	9,538	4,169	1,039	4,330

Mortgages and liens received	321	72	110	139
Other commitments received	4,218	2,440	234	1,544

Total of commitments received	4,539	2,512	344	1,683

A. Contractual obligations
Debt obligations
“Non-current debt obligations” are included in the items “Non-current financial debt” and “Hedging instruments of non-current financial debt” of the Consolidated Balance Sheet. It includes the non-current portion of swaps hedging bonds, and excludes non-current finance lease obligations of €175 million.
The current portion of non-current debt is included in the items “Current borrowings”, “Current financial assets” and “Other current financial liabilities” of the Consolidated Balance Sheet. It includes the current portion of swaps hedging bonds, and excludes the current portion of finance lease obligations of €23 million.
The information regarding contractual obligations linked to indebtedness is presented in Note 20 to the Consolidated Financial Statements.
Lease contracts
The information regarding operating and finance leases is presented in Note 22 to the Consolidated Financial Statements.
Asset retirement obligations
This item represents the discounted present value of Upstream asset retirement obligations, primarily asset removal costs at the completion date. The information regarding contractual obligations linked to asset retirement obligations is presented in Notes 1Q and 19 to the Consolidated Financial Statements.
Purchase obligations
Purchase obligations are obligations under contractual agreements to purchase goods or services, including capital projects. These obligations are enforceable and legally binding on the company and specify all significant terms, including the amount and the timing of the payments.
These obligations mainly include: hydrocarbon unconditional purchase contracts (except where an active, highly-liquid market exists and when the hydrocarbons are expected to be re-sold shortly after purchase), reservation of transport capacities in pipelines, unconditional exploration works and development works in the Upstream segment, and contracts for capital investment projects in the Downstream segment.

B. Other commitments given
Guarantees given for excise taxes
They consist of guarantees given to other oil and gas companies in order to comply with French tax authorities’ requirements for oil and gas imports in France. A payment would be triggered by a failure of the guaranteed party with respect to the French tax authorities. The default of the guaranteed parties is however considered to be highly remote by the Group.
Guarantees given against borrowings
The Group guarantees bank debt and finance lease obligations of certain non-consolidated subsidiaries and equity affiliates. Maturity dates vary, and guarantees will terminate on payment and/or cancellation of the obligation. A payment would be triggered by failure of the guaranteed party to fulfill its obligation covered by the guarantee, and no assets are held as collateral for these guarantees. As of December 31, 2010, the maturities of these guarantees are up to 2023.
Guarantees given against borrowings include the guarantee given in 2008 by TOTAL S.A. in connection with the financing of the Yemen LNG project for an amount of €1,335 million. In turn, certain partners involved in this project have given commitments that could, in the case of Total S.A.’s guarantees being called for the maximum amount, reduce the Group’s exposure by up to €427 million, recorded under “Other commitments received”.
In 2010, TOTAL S.A. provided guarantees in connection with the financing of the Jubail project (operated by SAUDI ARAMCO TOTAL Refining and Petrochemical Company (SATORP)) of up to €2,385 million, proportional to TOTAL’s share in the project (37.5%). In addition, TOTAL S.A. provided in 2010 a guarantee in favor of its partner in the Jubail project (Saudi Arabian Oil Company) with respect to Total Refining Saudi Arabia SAS’s obligations under the shareholders agreement with respect to SATORP. As of December 31, 2010, this guarantee is of up to €1,271 million and has been recorded under “Other operating commitments”.
Indemnities related to sales of businesses
In the ordinary course of business, the Group executes contracts involving standard indemnities in oil industry and indemnities specific to transactions such as sales of businesses. These indemnities might include claims against any of the following: environmental, tax and shareholder matters, intellectual property rights, governmental regulations and employment-related matters, dealer, supplier, and other commercial contractual relationships. Performance under these indemnities would generally be triggered by a breach of terms of the contract or by a third party claim. The Group regularly evaluates the probability of having to incur costs associated with these indemnities.
The guarantees related to antitrust investigations granted as part of the agreement relating to the spin-off of Arkema are described in Note 32 to the Consolidated Financial Statements.
Other guarantees given
     Non-consolidated subsidiaries
The Group also guarantees the current liabilities of certain non-consolidated subsidiaries. Performance under these guarantees would be triggered by a financial default of the entity.
     Operating agreements
As part of normal ongoing business operations and consistent with generally and accepted recognized industry practices, the Group enters into numerous agreements with other parties. These commitments are often entered into for commercial purposes, for regulatory purposes or for other operating agreements.

24) Related parties
The main transactions and balances with related parties (principally non-consolidated subsidiaries and equity affiliates) are detailed as follows:

As of December 31,
(M€)	2010	2009	2008

Balance sheet
Receivables
Debtors and other debtors	432	293	244
Loans (excl. loans to equity affiliates)	315	438	354
Payables
Creditors and other creditors	497	386	136
Debts	28	42	50

For the year ended December 31,
(M€)	2010	2009	2008

Statement of income
Sales	3,194	2,183	3,082
Purchases	5,576	2,958	4,061
Financial expense	69	1	—
Financial income	74	68	114

Compensation for the administration and management bodies
The aggregate amount paid directly or indirectly by the French and foreign affiliates of the Company as compensation to the executive officers of TOTAL (the members of the Management Committee and the Treasurer) and to the members of the Board of Directors who are employees of the Group, is detailed as follows:

For the year ended December 31,
(M€)	2010	2009	2008

Number of people	26	27	30

Direct or indirect compensation	20.8	19.4	20.4
Pension expenses(a)	12.2	10.6	11.9
Other long-term benefits	—	—	—
Termination benefits	—	—	—
Share-based payments expense (IFRS 2)(b)	10.0	11.2	16.6

(a)	The benefits provided for executive officers and certain members of the Board of Directors, employees and former employees of the Group, include severance to be paid on retirement, supplementary pension schemes and insurance plans, which represent €113.8 million provisioned as of December 31, 2010 (against €96.6 million as of December 31, 2009 and €98.0 million as of December 31, 2008).

(b)	Share-based payments expense computed for the executive officers and the members of the Board of Directors who are employees of the Group as described in Note 25 paragraph E to the Consolidated Financial Statements and based on the principles of IFRS 2 “Share-based payments” described in Note 1 paragraph E to the Consolidated Financial Statements.
The compensation allocated to members of the Board of Directors for directors’ fees totaled €0.96 million in 2010 (€0.97 million in 2009 and €0.83 million in 2008).

25) Share-based payments
     A. TOTAL share subscription option plans

										Weighted
										average
										exercise
	2003 Plan	2004 Plan	2005 Plan	2006 Plan	2007 Plan	2008 Plan	2009 Plan	2010 Plan	Total	price

Date of the shareholders’ meeting	05/17/2001	05/14/2004	05/14/2004	05/14/2004	05/11/2007	05/11/2007	05/11/2007	05/21/2010
Grant Date (a)	07/16/2003	07/20/2004	07/19/2005	07/18/2006	07/17/2007	10/09/2008	09/15/2009	09/14/2010
Exercise price until May 23, 2006 included (b)	33.30	39.85	49.73	—	—	—	—	—
Exercise price since May 24, 2006 (b)	32.84	39.30	49.04	50.60	60.10	42.90	39.90	38.20
Expiry date	07/16/2011	07/20/2012	07/19/2013	07/18/2014	07/17/2015	10/09/2016	09/15/2017	09/14/2018

Number of options (c)
Outstanding as of January 1, 2008	8,368,378	13,197,236	6,243,438	5,711,060	5,920,105				39,440,217	44.23
Awarded	—	—	—	—	—	4,449,810			4,449,810	42.90
Canceled	(25,184)	(118,140)	(34,032)	(53,304)	(34,660)	(6,000)			(271,320)	44.88
Exercised	(841,846)	(311,919)	(17,702)	(6,700)	—	—			(1,178,167)	34.89
Outstanding as of January 1, 2009	7,501,348	12,767,177	6,191,704	5,651,056	5,885,445	4,443,810			42,440,540	44.35
Awarded	—	—	—	—	—	—	4,387,620		4,387,620	39.90
Canceled	(8,020)	(18,387)	(6,264)	(5,370)	(13,780)	(2,180)	(10,610)		(64,611)	45.04
Exercised	(681,699)	(253,081)	—	—	—	—	—		(934,780)	34.59
Outstanding as of January 1, 2010	6,811,629	12,495,709	6,185,440	5,645,686	5,871,665	4,441,630	4,377,010		45,828,769	44.12
Awarded	—	—	—	—	—	—	—	4,788,420	4,788,420	38.20
Canceled (d)	(1,420)	(15,660)	(6,584)	(4,800)	(5,220)	(92,472)	(4,040)	(1,120)	(131,316)	43.50
Exercised	(1,075,765)	(141,202)	—	—	—	—	(1,080)	—	(1,218,047)	33.60
Outstanding as of December 31, 2010	5,734,444	12,338,847	6,178,856	5,640,886	5,866,445	4,349,158	4,371,890	4,787,300	49,267,826	43.80

(a)	The grant date is the date of the Board meeting awarding the share subscription options, except for the grant of October 9, 2008, decided by the Board on September 9, 2008.

(b)	Exercise price in euro. The exercise prices of TOTAL subscription shares of the plans in force at that date were multiplied by 0.25 to take into account the four-for-one stock split on May 18, 2006. Moreover, following the spin-off of Arkema, the exercise prices of TOTAL subscription shares of these plans were multiplied by an adjustment factor equal to 0.986147 effective as of May 24, 2006.

(c)	The number of options awarded, outstanding, canceled or exercised before May 23, 2006 included, was multiplied by four to take into account the four-for-one stock split approved by the shareholders’ meeting on May 12, 2006.

(d)	Out of 92,472 options awarded under the 2008 Plan that were canceled, 88,532 options were canceled due to the performance condition. The acquisition rate applicable to the subscription options that were subject to the performance condition of the 2008 Plan was 60%.
Options are exercisable, subject to a continued employment condition, after a 2-year period from the date of the Board meeting awarding the options and expire eight years after this date. The underlying shares may not be transferred during four years from the date of grant. For the 2007, 2008, 2009 and 2010 Plans, the four-year transfer restriction period does not apply to employees of non-French subsidiaries as of the date of the grant, who may transfer the underlying shares after a two-year period from the date of the grant.
The continued employment condition states that the termination of the employment contract will result in the employee losing the right to exercise the options.
For the 2010 Plan, the Board of Directors decided that:
•	For each grantee of up to 3,000 options, other than the Chairman and Chief Executive Officer, the options will be finally granted to their beneficiary.

•	For each grantee of more than 3,000 options and less or equal to 50,000 options (other than the Chairman and Chief Executive Officer):
•	The first 3,000 options and two-thirds above the first 3,000 options will be finally granted to their beneficiary;

•	The outstanding options, that is one-third of the options above the first 3,000 options, will be finally granted provided that the performance condition described below is fulfilled.
•	For each grantee of more than 50,000 options, other than the Chairman and Chief Executive Officer:
•	The first 3,000 options, two-thirds of the options above the first 3,000 options and below the first 50,000 options, and one-third of the options above the first 50,000 options, will be finally granted to their beneficiary;

•	The outstanding options, that is one-third of the options above the first 3,000 options and below the first 50,000 options and two-thirds of the options above the first 50,000 options, will be finally granted provided that the performance condition is fulfilled.

The performance condition states that the number of options finally granted is based on the average of the Return On Equity (ROE) of the Group. The average ROE is calculated by the Group based on TOTAL’s consolidated balance sheet and statement of income for fiscal years 2010 and 2011. The acquisition rate:
•	is equal to zero if the average ROE is less than or equal to 7%;

•	varies on straight-line basis between 0% and 100% if the average ROE is more than 7% and less than 18%; and

•	is equal to 100% if the average ROE is more than or equal to 18%.
In addition, as part of the 2010 plan, the Board of Directors decided that the number of share subscription options finally awarded to the Chairman and Chief Executive Officer will be subject to two performance conditions:
•	For 50% of the share subscription options granted, the performance condition states that the number of options finally granted is based on the average ROE of the Group. The average ROE is calculated by the Group based on TOTAL’s consolidated balance sheet and statement of income for fiscal years 2010 and 2011. The acquisition rate is equal to zero if the average ROE is less than or equal to 7%; varies on a straight-line basis between 0% and 100% if the average ROE is more than 7% and less than 18%; and is equal to 100% if the average ROE is more than or equal to 18%.

•	For 50% of the share subscription options granted, the performance condition states that the number of options finally granted is based on the average of the Return On Average Capital Employed (ROACE) of the Group. The average ROACE is calculated by the Group based on TOTAL’s consolidated balance sheet and statement of income for fiscal years 2010 and 2011. The acquisition rate is equal to zero if the average ROACE is less than or equal to 6%; varies on a straight-line basis between 0% and 100% if the average ROACE is more than 6% and less than 15%; and is equal to 100% if the average ROACE is more than or equal to 15%.
For the 2009 Plan, the Board of Directors decided that for each beneficiary, other than the Chief Executive Officer, of more than 25,000 options, one third of the options granted in excess of this number will be finally granted subject to a performance condition. This condition states that the final number of options finally granted is based on the average ROE of the Group as published by TOTAL. The average ROE is calculated based on the Group’s consolidated balance sheet and statement of income for fiscal years 2009 and 2010. The acquisition rate:
•	is equal to zero if the average ROE is less than or equal to 7%;

•	varies on straight-line basis between 0% and 100% if the average ROE is more than 7% and less than 18%; and

•	is equal to 100% if the average ROE is more than or equal to 18%.
In addition, the Board of Directors decided that, for the Chief Executive Officer, the number of share subscription options finally granted will be subject to two performance conditions:
•	For 50% of the share subscription options granted, the performance condition states that the number of options finally granted is based on the average ROE of the Group as published by TOTAL. The average ROE is calculated based on the Group’s consolidated balance sheet and statement of income for fiscal years 2009 and 2010. The acquisition rate is equal to zero if the average ROE is less than or equal to 7%; varies on a straight-line basis between 0% and 100% if the average ROE is more than 7% and less than 18%; and is equal to 100% if the average ROE is more than or equal to 18%.

•	For 50% of the share subscription options granted, the performance condition states that the number of options finally granted is based on the average ROACE of the Group as published by TOTAL. The average ROACE is calculated based on the Group’s consolidated balance sheet and statement of income for fiscal years 2009 and 2010. The acquisition rate is equal to zero if the average ROACE is less than or equal to 6%; varies on a straight-line basis between 0% and 100% if the average ROACE is more than 6% and less than 15%; and is equal to 100% if the average ROACE is more than or equal to 15%.

For the 2008 Plan, the Board of Directors decided that for each beneficiary of more than 25,000 options, one third of the options in excess of this number will be finally granted subject to a performance condition. This condition states that the number of subscription options finally granted is based on the ROE of the Group. The ROE is calculated based on the consolidated accounts published by TOTAL for the fiscal year preceding the final grant. The acquisition rate:
•	is equal to zero if the ROE is less than or equal to 10%;

•	varies on a straight-line basis between 0% and 80% if the ROE is more than 10% and less than 18%;

•	varies on a straight-line basis between 80% and 100% if the ROE is more than or equal to 18% and less than 30%; and

•	is equal to 100% if the ROE is more than or equal to 30%.
Due to the application of the performance condition, the acquisition rate was 60% for the 2008 plan.
As a consequence, 88,532 options were canceled.
     B. TOTAL share purchase option plans

					Weighted
					average
	2000 Plan(a)	2001 Plan(b)	2002 Plan(c)	Total	exercise price

Date of the shareholders’ meeting	05/21/1997	05/17/2001	05/17/2001
Grant date (d)	07/11/2000	07/10/2001	07/09/2002
Exercise price until May 23, 2006 included (e)	40.68	42.05	39.58
Exercise price since May 24, 2006 (e)	40.11	41.47	39.03
Expiry date	07/11/2008	07/10/2009	07/09/2010

Number of options (f)
Outstanding as of January 1, 2008	3,142,188	5,150,258	7,063,183	15,355,629	40.07
Awarded	—	—	—	—	—
Canceled	(480,475)	(3,652)	(13,392)	(497,519)	40.09
Exercised	(2,661,713)	(455,180)	(598,934)	(3,715,827)	40.10
Outstanding as of January 1, 2009	—	4,691,426	6,450,857	11,142,283	40.06
Awarded		—	—	—	—
Canceled		(4,650,446)	(7,920)	(4,658,366)	41.47
Exercised		(40,980)	(507,676)	(548,656)	39.21
Outstanding as of January 1, 2010		—	5,935,261	5,935,261	39.03
Awarded			—	—	—
Canceled (g)			(4,671,989)	(4,671,989)	39.03
Exercised			(1,263,272)	(1,263,272)	39.03
Outstanding as of December 31, 2010			—	—	—

(a)	Options were exercisable, subject to a continued employment condition, after a 4-year vesting period from the date of the Board meeting awarding the options and expired eight years after this date. The underlying shares may not be transferred during the 5-year period from the date of the grant. This plan expired on July 11, 2008.

(b)	Options were exercisable, subject to a continued employment condition, after a 3.5-year vesting period from the date of the Board meeting awarding the options and expired eight years after this date. The underlying shares may not be transferred during the 4-year period from the date of the grant. This plan expired on July 10, 2009.

(c)	Options were exercisable, subject to a continued employment condition, after a 2-year vesting period from the date of the Board meeting awarding the options and expired eight years after this date. The underlying shares may not be transferred during the 4-year period from the date of the grant. This plan expired on July 9, 2010.

(d)	The grant date is the date of the Board meeting awarding the options.

(e)	Exercise price in euro. The exercise prices of TOTAL share purchase options of the plans at that date were multiplied by 0.25 to take into account the four-for-one stock split on May 18, 2006. Moreover, following the spin-off of Arkema, the exercise prices of TOTAL share purchase options of these plans were multiplied by an adjustment factor equal to 0.986147 effective as of May 24, 2006.

(f)	The number of options awarded, outstanding, canceled or exercised before May 23, 2006 included, was multiplied by four to take into account the four-for-one stock split approved by the shareholders’ meeting on May 12, 2006.

(g)	Out of the 4,671,989 options canceled in 2010, 4,671,145 options that were not exercised expired due to the expiry of the 2002 purchase option Plan on July 9, 2010.

     C. Exchange guarantee granted to the holders of Elf Aquitaine share subscription options
Pursuant to the public exchange offer for Elf Aquitaine shares which was made in 1999, the Group made a commitment to guarantee the holders of Elf Aquitaine share subscription options, at the end of the period referred to in Article 163 bis C of the French Tax Code (CGI), and until the end of the period for the exercise of the options, the possibility to exchange their future Elf Aquitaine shares for TOTAL shares, on the basis of the exchange ratio of the offer (nineteen TOTAL shares for thirteen Elf Aquitaine shares).
In order to take into account the spin-off of S.D.A. (Société de Développement Arkema) by Elf Aquitaine, the spin-off of Arkema by TOTAL S.A. and the four-for-one TOTAL stock split, the Board of Directors of TOTAL S.A., in accordance with the terms of the share exchange undertaking, approved on March 14, 2006 to adjust the exchange ratio described above (see pages 24 and 25 of the “Prospectus for the purpose of listing Arkema shares on Euronext Paris in connection with the allocation of Arkema shares to TOTAL S.A. shareholders”). Following the approval by Elf Aquitaine shareholders’ meeting on May 10, 2006 of the spin-off of S.D.A. by Elf Aquitaine, the approval by TOTAL S.A. shareholders’ meeting on May 12, 2006 of the spin-off of Arkema by TOTAL S.A. and the four-for-one TOTAL stock split, the exchange ratio was adjusted to six TOTAL shares for one Elf Aquitaine share on May 22, 2006.
This exchange guarantee expired on September 12, 2009, due to the expiry of the Elf Aquitaine share subscription option plan No. 2 of 1999. Subsequently, no Elf Aquitaine shares are covered by the exchange guarantee.
     D. TOTAL restricted share grants

	2005 Plan	2006 Plan	2007 Plan	2008 Plan	2009 Plan	2010 Plan	Total

Date of the shareholders’ meeting	05/17/2005	05/17/2005	05/17/2005	05/16/2008	05/16/2008	05/16/2008
Grant date(a)	07/19/2005	07/18/2006	07/17/2007	10/09/2008	09/15/2009	09/14/2010
Final grant date (end of the vesting period)	07/20/2007	07/19/2008	07/18/2009	10/10/2010	09/16/2011	09/15/2012
Transfer possible from	07/20/2009	07/19/2010	07/18/2011	10/10/2012	09/16/2013	09/15/2014

Number of restricted shares
Outstanding as of January 1, 2008	—	2,263,956	2,363,057				4,627,013
Awarded	—	—	—	2,791,968			2,791,968
Canceled	2,840	(43,822)	(29,504)	(19,220)			(89,706)
Finally granted(b)(c)	(2,840)	(2,220,134)	(336)	—			(2,223,310)
Outstanding as of January 1, 2009	—	—	2,333,217	2,772,748			5,105,965
Awarded	—	—	—	—	2,972,018		2,972,018
Canceled	1,928	2,922	(12,418)	(9,672)	(5,982)		(23,222)
Finally granted(b)(c)	(1,928)	(2,922)	(2,320,799)	(600)	—		(2,326,249)
Outstanding as of January 1, 2010	—	—	—	2,762,476	2,966,036		5,728,512
Awarded	—	—	—	—	—	3,010,011	3,010,011
Canceled(d)	1,024	3,034	552	(1,113,462)	(9,796)	(8,738)	(1,127,386)
Finally granted(b)(c)	(1,024)	(3,034)	(552)	(1,649,014)	(1,904)	(636)	(1,656,164)
Outstanding as of December 31, 2010	—	—	—	—	2,954,336	3,000,637	5,954,973

(a)	The grant date is the date of the Board of Directors meeting that awarded the shares, except for the shares awarded by the Board of Directors at their meeting of September 9, 2008, and granted on October 9, 2008.

(b)	Restricted shares finally granted following the death of their beneficiaries (2007 Plan for fiscal year 2008, 2008 Plan for fiscal year 2009, 2009 Plan for fiscal year 2010).

(c)	Including restricted shares finally granted for which the entitlement right had been canceled erroneously.

(d)	Out of the 1,113,462 canceled rights to the grant share under the 2008 Plan, 1,094,914 entitlement rights were canceled due to the performance condition. The acquisition rate for the 2008 Plan was 60%.
The restricted shares, which are bought back by the Company on the market, are finally granted to their beneficiaries after a 2-year vesting period from the date of the grant. The final grant is subject to a continued employment condition and a performance condition. Moreover, the transfer of the restricted shares finally granted will not be permitted until the end of a 2-year mandatory holding period from the date of the final grant.
The continued employment condition states that the termination of the employment contract during the vesting period will also terminate the grantee’s right to a restricted share grant.
For the 2010 Plan, the Board of Directors decided that, for each beneficiary of more than 100 shares, half of the shares in excess of this number will be finally granted subject to a performance condition. This condition is based on the average ROE calculated by the Group based on TOTAL’s consolidated balance sheet and statement of income for fiscal years 2010 and 2011. The acquisition rate:
•	is equal to zero if the average ROE is less than or equal to 7%;

•	varies on a straight-line basis between 0% and 100% if the average ROE is greater than 7% and less than 18%; and

•	is equal to 100% if the average ROE is greater than or equal to 18%.
For the 2009 Plan, the Board of Directors decided that, for each beneficiary of more than 100 shares, half of the shares in excess of this number will be finally granted subject to a performance condition. This condition states that the number of shares finally granted is based on the average ROE as published by the Group and calculated based on the Group’s consolidated balance sheet and statement of income for fiscal years 2009 and 2010. The acquisition rate:
•	is equal to zero if the average ROE is less than or equal to 7%;

•	varies on a straight-line basis between 0% and 100% if the average ROE is greater than 7% and less than 18%; and

•	is equal to 100% if the average ROE is greater than or equal to 18%.
For the 2008 Plan, the Board of Directors decided that, for each beneficiary, the shares will be finally granted subject to a performance condition. This performance condition states that the number of restricted shares finally granted is based on the ROE of the Group. The ROE is calculated based on the consolidated accounts published by TOTAL for the fiscal year preceding the final grant. This acquisition rate:
•	is equal to zero if the ROE is less than or equal to 10%;

•	varies on a straight-line basis between 0% and 80% if the ROE is greater than 10% and less than 18%;

•	varies on a straight-line basis between 80% and 100% if the ROE is greater than or equal to 18% and less than 30%; and

•	is equal to 100% if the ROE is greater than or equal to 30%.
Due to the application of the performance condition, the acquisition rate was 60% for the 2008 Plan.
As a consequence, entitlement rights to 1,094,914 shares were canceled.
     E. Global free TOTAL share plan
The Board of Directors approved at its meeting on May 21, 2010 the implementation and conditions of a global free share plan intended for the Group employees, that is more than 100,000 employees in 124 countries. On June 30, 2010, entitlement rights to 25 free shares were granted to every employee. The final grant is subject to a continued employment condition during the plan’s vesting period. The shares are not subject to any performance condition. 1,508,850 shares were awarded to employees from countries with a 2+2 scheme (2-year vesting period followed by 2-year of mandatory holding period) and 1,070,650 shares were awarded to employees in countries with a 4+0 scheme (4-year vesting period and no mandatory holding period), representing a total of 2,579,500 shares. Following the vesting period, the shares awarded will be new shares.

	2010 Plan	2010 Plan
	(2+2)	(4+0)	Total

Date of the shareholders’ meeting	05/16/2008	05/16/2008
Grant date(a)	06/30/2010	06/30/2010
Final grant date (end of the vesting period)	07/01/2012	07/01/2014
Transfer possible from	07/01/2014	07/01/2014

Number of free shares
Outstanding as of January 1, 2008
Awarded
Canceled
Finally granted
Outstanding as of January 1, 2009
Awarded
Canceled
Finally granted
Outstanding as of January 1, 2010
Awarded	1,508,850	1,070,650	2,579,500
Canceled	(125)	(75)	(200)
Finally granted (b)	(75)	—	(75)
Outstanding as of December 31, 2010	1,508,650	1,070,575	2,579,225

(a)	The June 30, 2010, grant was decided by the Board of Directors on May 21, 2010.

(b)	Final grant following the death or disability of the beneficiary of the shares.

     F. Share-based payment expense
Share-based payment expense before tax for the year 2010 amounts to €140 million and can be broken down as follows:
•	€31 million for TOTAL share subscription plans; and

•	€109 million for TOTAL restricted shares plans.
Share-based payment expense before tax for the year 2009 amounts to €106 million and can be broken down as follows:
•	€38 million for TOTAL share subscription plans; and

•	€68 million for TOTAL restricted shares plans.
Share-based payment expense before tax for the year 2008 amounted to €154 million and can be broken down as follows:
•	€61 million for TOTAL share subscription plans;

•	€105 million for TOTAL restricted shares plans; and

•	€(12) million for the adjustment to the expense booked in 2007 related to TOTAL capital increase reserved for employees (see Note 17 to the Consolidated Financial Statements).
The fair value of the options granted in 2010, 2009 and 2008 has been measured according to the Black-Scholes method and based on the following assumptions:

For the year ended December 31,	2010	2009	2008

Risk free interest rate (%) (a)	2.1	2.9	4.3
Expected dividends (%) (b)	5.9	4.8	8.4
Expected volatility (%) (c)	25.0	31.0	32.7
Vesting period (years)	2	2	2
Exercise period (years)	8	8	8
Fair value of the granted options (€ per option)	5.8	8.4	5.0

(a)	Zero coupon Euro swap rate at 6 years.

(b)	The expected dividends are based on the price of TOTAL share derivatives traded on the markets.

(c)	The expected volatility is based on the implied volatility of TOTAL share options and of share indices options traded on the markets.
At the shareholders’ meeting held on May 21, 2010, the shareholders delegated to the Board of Directors the authority to increase the share capital of the Company in one or more transactions and within a maximum period of 26 months from the date of the meeting, by an amount not exceeding 1.5% of the share capital outstanding on the date of the meeting of the Board of Directors at which a decision to proceed with an issuance is made reserving subscriptions for such issuance to the Group employees participating in a company savings plan. It is being specified that the amount of any such capital increase reserved for Group employees was counted against the aggregate maximum nominal amount of share capital increases authorized by the shareholders’ meeting held on May 21, 2010 for issuing new ordinary shares or other securities granting immediate or future access to the Company’s share capital with preferential subscription rights (€2.5 billion in nominal value).
Pursuant to this delegation of authorization, the Board of Directors, during its October 28, 2010 meeting, implemented a capital increase reserved for employees within the limit of 12 million shares, with dividend rights as of the January 1, 2010 and delegated all power to the Chairman and CEO to determine the opening and closing of subscription period and the subscription price.

26) Payroll and staff

For the year ended December 31,	2010	2009	2008

Personnel expenses (M€)
Wages and salaries (including social charges)	6,246	6,177	6,014

Group employees
France
• Management	10,852	10,906	10,688
• Other	24,317	25,501	26,413
International
• Management	15,146	15,243	14,709
• Other	42,540	44,737	45,149

Total	92,855	96,387	96,959

The number of employees includes only employees of fully consolidated subsidiaries.
The decrease in the number of employees between December 31, 2009 and December 31, 2010 is mainly explained by the sale of the consumer specialty chemicals business Mapa Spontex (see Note 3 to the Consolidated Financial Statements).
27) Statement of cash flows
A) Cash flow from operating activities
The following table gives additional information on cash paid or received in the cash flow from operating activities:

For the year ended December 31,
(M€)	2010	2009	2008

Interests paid	(470)	(678)	(958)
Interests received	132	148	505
Income tax paid	(6,990)	(6,202)	(10,631)
Dividends received	1,722	1,456	1,590

Changes in working capital are detailed as follows:

For the year ended December 31,
(M€)	2010	2009	2008

Inventories	(1,896)	(4,217)	4,020
Accounts receivable	(2,712)	(344)	3,222
Other current assets	911	1,505	(982)
Accounts payable	2,482	571	(3,056)
Other creditors and accrued liabilities	719	(831)	(633)

Net amount	(496)	(3,316)	2,571

B) Cash flow used in financing activities
Changes in non-current financial debt are detailed in the following table under a net value due to the high number of multiple drawings:

For the year ended December 31,
(M€)	2010	2009	2008

Issuance of non-current debt	3,995	6,309	5,513
Repayment of non-current debt	(206)	(787)	(2,504)

Net amount	3,789	5,522	3,009

C) Cash and cash equivalents
Cash and cash equivalents are detailed as follows:

For the year ended December 31,
(M€)	2010	2009	2008

Cash	4,679	2,448	1,836
Cash equivalents	9,810	9,214	10,485

Total	14,489	11,662	12,321

Cash equivalents are mainly composed of deposits less than three months deposited in government institutions or deposit banks selected in accordance with strict criteria.
28) Financial assets and liabilities analysis per instruments class and strategy
The financial assets and liabilities disclosed on the face of the balance sheet are detailed as follows:

								Other financial		Fair
	Financial instruments related to financing and trading activities							instruments	Total	value
	Amortized	Fair
	cost	value
As of December 31, 2010
(M€)		Available	Held for	Financial debt	Hedging of		Net investment
Assets / (Liabilities)		for sale (a)	trading	(b)	financial debt	Cash flow hedge	hedge and other

Equity affiliates: loans	2,383								2,383	2,383
Other investments		4,590							4,590	4,590
Hedging instruments of non-current financial debt					1,814	56			1,870	1,870
Other non-current assets	1,596								1,596	1,596
Accounts receivable, net								18,159	18,159	18,159
Other operating receivables			499					3,908	4,407	4,407
Current financial assets	869		38		292		6		1,205	1,205
Cash and cash equivalents								14,489	14,489	14,489

Total financial assets	4,848	4,590	537	—	2,106	56	6	36,556	48,699	48,699

Total non-financial									95,019
assets

Total assets									143,718

Non-current financial	(3,186)			(17,419)	(178)				(20,783)	(21,172)
debt
Accounts payable								(18,450)	(18,450)	(18,450)
Other operating			(559)					(3,015)	(3,574)	(3,574)
liabilities
Current borrowings	(5,916)			(3,737)					(9,653)	(9,653)
Other current financial liabilities			(147)		(12)		—		(159)	(159)

Total financial	(9,102)		(706)	(21,156)	(190)	—	—	(21,465)	(52,619)	(53,008)
liabilities

Total non-financial liabilities									(91,099)

Total liabilities									(143,718)

(a)	Financial assets available for sale are measured at their fair value except for unlisted securities (see Note 1 paragraph M(ii) and Note 13 to the Consolidated Financial Statements).

(b)	The financial debt is adjusted to the hedged risks value (currency and interest rate) as part of hedge accounting (see Note 1 paragraph M(iii) to the Consolidated Financial Statements).

								Other financial		Fair
	Financial instruments related to financing and trading activities							instruments	Total	value
	Amortized	Fair
	cost	value
As of December 31, 2009		Available
(M€)		for sale	Held for	Financial debt	Hedging of		Net investment
Assets / (Liabilities)		(a)	trading	(b)	financial debt	Cash flow hedge	hedge and other

Equity affiliates: loans	2,367								2,367	2,367
Other investments		1,162							1,162	1,162
Hedging instruments of non-current financial debt					889	136			1,025	1,025
Other non-current assets	1,284								1,284	1,284
Accounts receivable, net								15,719	15,719	15,719
Other operating receivables			1,029					4,116	5,145	5,145
Current financial assets	55		53		197		6		311	311
Cash and cash equivalents								11,662	11,662	11,662

Total financial assets	3,706	1,162	1,082	—	1,086	136	6	31,497	38,675	38,675

Total non-financial assets									89,078

Total assets									127,753

Non-current financial debt	(2,089)			(17,107)	(241)				(19,437)	(19,905)
Accounts payable								(15,383)	(15,383)	(15,383)
Other operating liabilities			(923)					(3,783)	(4,706)	(4,706)
Current borrowings	(4,849)			(2,145)					(6,994)	(6,994)
Other current financial liabilities			(25)		(97)		(1)		(123)	(123)

Total financial liabilities	(6,938)		(948)	(19,252)	(338)	—	(1)	(19,166)	(46,643)	(47,111)

Total non-financial liabilities									(81,110)

Total liabilities									(127,753)

(a)	Financial assets available for sale are measured at their fair value except for unlisted securities (see Note 1 paragraph M(ii) and Note 13 to the Consolidated Financial Statements).

(b)	The financial debt is adjusted to the hedged risks value (currency and interest rate) as part of hedge accounting (see Note 1 paragraph M(iii) to the Consolidated Financial Statements).

								Other financial		Fair
	Financial instruments related to financing and trading activities							instruments	Total	value
	Amortized	Fair
	cost	value
As of December 31, 2008		Available
(M€)		for sale	Held for	Financial debt	Hedging of		Net investment
Assets / (Liabilities)		(a)	trading	(b)	financial debt	Cash flow hedge	hedge and other

Equity affiliates: loans	2,005								2,005	2,005
Other investments		1,165							1,165	1,165
Hedging instruments of non-current financial debt					892				892	892
Other non-current assets	1,403								1,403	1,403
Accounts receivable, net			—					15,287	15,287	15,287
Other operating receivables			1,664					4,544	6,208	6,208
Current financial assets	1		86		100		—		187	187
Cash and cash								12,321	12,321	12,321
equivalents

Total financial assets	3,409	1,165	1,750	—	992	—	—	32,152	39,468	39,468

Total non-financial assets									78,842

Total assets									118,310

Non-current financial debt	(701)			(15,050)	(440)				(16,191)	(16,191)
Accounts payable			—					(14,815)	(14,815)	(14,815)
Other operating liabilities			(1,033)					(3,264)	(4,297)	(4,297)
Current borrowings	(5,721)			(2,001)					(7,722)	(7,722)
Other current financial liabilities			(146)		(12)				(158)	(158)

Total financial liabilities	(6,422)		(1,179)	(17,051)	(452)	—	—	(18,079)	(43,183)	(43,183)

Total non-financial liabilities									(75,127)

Total liabilities									(118,310)

(a)	Financial assets available for sale are measured at their fair value except for unlisted securities (see Note 1 paragraph M(ii) and Note 13 to the Consolidated Financial Statements).

(b)	The financial debt is adjusted to the hedged risks value (currency and interest rate) as part of hedge accounting (see Note 1 paragraph M(iii) to the Consolidated Financial Statements).

29) Fair value of financial instruments (excluding commodity contracts)
A) Impact on the statement of income per nature of financial instruments
Operating assets and liabilities
The impact on the statement of income is detailed as follows:

For the year ended December 31,
(M€)	2010	2009	2008

Assets available for sale (investments):
- dividend income on non-consolidated subsidiaries	255	210	238
- gains (losses) on disposal of assets	60	6	15
- other	(17)	(18)	(15)
Loans and receivables	90	41	100

Impact on net operating income	388	239	338

The impact in the statement of income mainly includes:
•	Dividends and gains or losses on disposal of other investments classified as “Other investments”;

•	Financial gains and depreciation on loans related to equity affiliates, non-consolidated companies and on receivables reported in “Loans and receivables”.
Assets and liabilities from financing activities
The impact on the statement of income of financing assets and liabilities is detailed as follows:

For the year ended December 31,
(M€)	2010	2009	2008

Loans and receivables	133	158	547
Financing liabilities and associated hedging instruments	(469)	(563)	(996)
Fair value hedge (ineffective portion)	4	33	(4)
Assets and liabilities held for trading	(2)	(26)	(74)

Impact on the cost of net debt	(334)	(398)	(527)

The impact on the statement of income mainly includes:
•	Financial income on cash, cash equivalents, and current financial assets (notably current deposits beyond three months) classified as “Loans and receivables”;

•	Financial expense of long term subsidiaries financing, associated hedging instruments (excluding ineffective portion of the hedge detailed below) and financial expense of short term financing classified as “Financing liabilities and associated hedging instruments”;

•	Ineffective portion of bond hedging; and

•	Financial income, financial expense and fair value of derivative instruments used for cash management purposes classified as “Assets and liabilities held for trading”.
Financial derivative instruments used for cash management purposes (interest rate and foreign exchange) are considered to be held for trading. Based on practical documentation issues, the Group did not elect to set up hedge accounting for such instruments. The impact on income of the derivatives is offset by the impact of loans and current liabilities they are related to. Therefore these transactions taken as a whole do not have a significant impact on the Consolidated Financial Statements.

B) Impact of the hedging strategies
Fair value hedge
The impact on the statement of income of the bond hedging instruments which is recorded in the item “Financial interest on debt” in the Consolidated Statement of Income is detailed as follows:

For the year ended December 31,
(M€)	2010	2009	2008

Revaluation at market value of bonds	(1,164)	(183)	(66)
Swap hedging of bonds	1,168	216	62

Ineffective portion of the fair value hedge	4	33	(4)

The ineffective portion is not representative of the Group’s performance considering the Group’s objective to hold swaps to maturity. The current portion of the swaps valuation is not subject to active management.
Net investment hedge
These instruments are recorded directly in shareholders’ equity under “Currency translation adjustments”. The variations of the period are detailed in the table below:

For the year ended December 31,	As of			As of
(M€)	January 1,	Variations	Disposals	December 31,

2010	25	(268)	—	(243)
2009	124	(99)	—	25
2008	29	95	—	124

As of December 31, 2010, the fair value of the open instruments amounts to €6 million compared to €5 million in 2009 and zero in 2008.
Cash flow hedge
The impact on the statement of income and on equity of the bond hedging instruments qualified as cash flow hedges is detailed as follows:

For the year ended December 31,
(M€)	2010	2009	2008

Profit (Loss) recorded in equity during the period	(80)	128	—
Recycled amount from equity to the income statement during the period	(115)	221	—

As of December 31, 2010 and 2009, the ineffective portion of these financial instruments is equal to zero.

C) Maturity of derivative instruments
The maturity of the notional amounts of derivative instruments, excluding the commodity contracts, is detailed in the following table:

		Notional value(a)
As of December 31, 2010
(M€)	Fair							2016
Assets / (Liabilities)	value	Total	2011	2012	2013	2014	2015	and after

Fair value hedge

Swaps hedging fixed-rates bonds (liabilities)	(178)	2,244
Swaps hedging fixed-rates bonds (assets)	1,814	13,939

Total swaps hedging fixed-rates bonds (assets and liabilities)	1,636	16,183		2,967	3,461	2,421	3,328	4,006

Swaps hedging fixed-rates bonds (current portion) (liabilities)	(12)	592
Swaps hedging fixed-rates bonds (current portion) (assets)	292	2,815

Total swaps hedging fixed-rates bonds (current portion) (assets and liabilities)	280	3,407	3,407

Cash flow hedge

Swaps hedging fixed-rates bonds (liabilities)	—	—
Swaps hedging fixed-rates bonds (assets)	56	1,957

Total swaps hedging fixed-rates bonds (assets and liabilities)	56	1,957		295				1,662

Swaps hedging fixed-rates bonds (current portion) (liabilities)
Swaps hedging fixed-rates bonds (current portion) (assets)

Total swaps hedging fixed-rates bonds (current portion) (assets and liabilities)	—	—	—

Net investment hedge

Currency swaps and forward exchange contracts (assets)	6	381
Currency swaps and forward exchange contracts (liabilities)	—	—

Total swaps hedging net investments	6	381	381

Held for trading

Other interest rate swaps (assets)	1	6,463
Other interest rate swaps (liabilities)	(3)	11,395

Total other interest rate swaps (assets and liabilities)	(2)	17,858	17,667	189	—	—	2	—

Currency swaps and forward exchange contracts (assets)	37	1,532
Currency swaps and forward exchange contracts (liabilities)	(144)	6,757

Total currency swaps and forward exchange contracts (assets and liabilities)	(107)	8,289	8,102	—	25	49	31	82

(a)	These amounts set the levels of notional commitment and are not indicative of a contingent gain or loss.

		Notional value(a)
As of December 31, 2009
(M€)	Fair							2015
Assets / (Liabilities)	value	Total	2010	2011	2012	2013	2014	and after

Fair value hedge

Swaps hedging fixed-rates bonds (liabilities)	(241)	4,615
Swaps hedging fixed-rates bonds (assets)	889	11,076

Total swaps hedging fixed-rates bonds (assets and liabilities)	648	15,691	—	3,345	2,914	3,450	1,884	4,098

Swaps hedging fixed-rates bonds (current portion) (liabilities)	(97)	912
Swaps hedging fixed-rates bonds (current portion) (assets)	197	1,084

Total swaps hedging fixed-rates bonds (current portion) (assets and liabilities)	100	1,996	1,996

Cash flow hedge

Swaps hedging fixed-rates bonds (liabilities)
Swaps hedging fixed-rates bonds (assets)	136	1,837			295			1,542

Total swaps hedging fixed-rates bonds (assets and liabilities)	136	1,837			295			1,542

Swaps hedging fixed-rates bonds (current portion) (liabilities)
Swaps hedging fixed-rates bonds (current portion) (assets)

Total swaps hedging fixed-rates bonds (current portion) (assets and liabilities)

Net investment hedge

Currency swaps and forward exchange contracts (assets)	6	701
Currency swaps and forward exchange contracts (liabilities)	(1)	224

Total swaps hedging net investments	5	925	925

Held for trading

Other interest rate swaps (assets)		1,459
Other interest rate swaps (liabilities)	(1)	10,865

Total other interest rate swaps (assets and liabilities)	(1)	12,324	12,208	114				2

Currency swaps and forward exchange contracts (assets)	53	4,017
Currency swaps and forward exchange contracts (liabilities)	(24)	3,456

Total currency swaps and forward exchange contracts (assets and liabilities)	29	7,473	7,224		52	50	47	100

(a)	These amounts set the levels of notional commitment and are not indicative of a contingent gain or loss.

As of December 31, 2008		Notional value(a)
(M€)	Fair							2014
Assets / (Liabilities)	value	Total	2009	2010	2011	2012	2013	and after

Fair value hedge

Swaps hedging fixed-rates bonds (liabilities)	(440)	9,309
Swaps hedging fixed-rates bonds (assets)	892	4,195

Total swaps hedging fixed-rates bonds (assets and liabilities)	452	13,504	—	2,048	3,373	3,233	3,032	1,818

Swaps hedging fixed-rates bonds (current portion) (liabilities)	(12)	92
Swaps hedging fixed-rates bonds (current portion) (assets)	100	1,871

Total swaps hedging fixed-rates bonds (current portion) (assets and liabilities)	88	1,963	1,963

Net investment hedge

Currency swaps and forward exchange contracts (liabilities)	—	1,347	1,347

Held for trading

Other interest rate swaps (assets)	—	2,853
Other interest rate swaps (liabilities)	(4)	5,712

Total other interest rate swaps (assets and liabilities)	(4)	8,565	8,559	4				2

Currency swaps and forward exchange contracts (assets)	86	5,458
Currency swaps and forward exchange contracts (liabilities)	(142)	2,167

Total currency swaps and forward exchange contracts (assets and liabilities)	(56)	7,625	6,595	483	114	67	76	290

(a)	These amounts set the levels of notional commitment and are not indicative of a contingent gain or loss.
D) Fair value hierarchy
The fair value hierarchy for financial instruments excluding commodity contracts is as follows:

	Quoted prices in
	active markets		Prices based on
	for identical	Prices based on	non observable
As of December 31, 2010	assets	observable data	data
(M€)	(level 1)	(level 2)	(level 3)	Total

Fair value hedge instruments	—	1,916	—	1,916
Cash flow hedge instruments	—	56	—	56
Net investment hedge instruments	—	6	—	6
Assets and liablities held for trading	—	(109)	—	(109)
Assets available for sale	3,631	—	—	3,631

Total	3,631	1,869	—	5,500

	Quoted prices in
	active markets		Prices based on
	for identical	Prices based on	non observable
As of December 31, 2009	assets	observable data	data
(M€)	(level 1)	(level 2)	(level 3)	Total

Fair value hedge instruments	—	748	—	748
Cash flow hedge instruments	—	136	—	136
Net investment hedge instruments	—	5	—	5
Assets and liablities held for trading	—	28	—	28
Assets available for sale	232	—	—	232

Total	232	917	—	1,149

The description of each fair value level is presented in Note 1 paragraph M(v) to the Consolidated Financial Statements.

30) Financial instruments related to commodity contracts
Financial instruments related to oil, gas and power activities as well as related currency derivatives are recorded at fair value under “Other current assets” or “Other creditors and accrued liabilities” depending on whether they are assets or liabilities.

As of December 31, 2010
(M€)
Assets / (Liabilities)	Carrying amount	Fair value(b)

Crude oil, petroleum products and freight rates activities
Petroleum products and crude oil swaps	(2)	(2)
Freight rate swaps	—	—
Forwards (a)	5	5
Options	51	51
Futures	(12)	(12)
Options on futures	(4)	(4)

Total crude oil, petroleum products and freight rates	38	38

Gas & Power activities
Swaps	(1)	(1)
Forwards (a)	(102)	(102)
Options	5	5
Futures	—	—

Total Gas & Power	(98)	(98)

Total	(60)	(60)

Total of fair value non recognized in the balance sheet		—

(a)	Forwards: contracts resulting in physical delivery are accounted for as derivative commodity contracts and included in the amounts shown.

(b)	When the fair value of derivatives listed on an organized exchange market (futures, options on futures and swaps) is offset with the margin call received or paid on the face of the balance sheet, this fair value is set to zero.

As of December 31, 2009
(M€)
Assets / (Liabilities)	Carrying amount	Fair value(b)

Crude oil, petroleum products and freight rates activities
Petroleum products and crude oil swaps	(29)	(29)
Freight rate swaps	—	—
Forwards (a)	(9)	(9)
Options	21	21
Futures	(17)	(17)
Options on futures	6	6

Total crude oil, petroleum products and freight rates	(28)	(28)

Gas & Power activities
Swaps	52	52
Forwards (a)	78	78
Options	4	4
Futures	—	—

Total Gas & Power	134	134

Total	106	106

Total of fair value non recognized in the balance sheet		—

(a)	Forwards: contracts resulting in physical delivery are accounted for as derivative commodity contracts and included in the amounts shown.

(b)	When the fair value of derivatives listed on an organized exchange market (futures, options on futures and swaps) is offset with the margin call received or paid on the face of the balance sheet, this fair value is set to zero.

As of December 31, 2008
(M€)
Assets / (Liabilities)	Carrying amount	Fair value(b)

Crude oil, petroleum products and freight rates activities
Petroleum products and crude oil swaps	141	141
Freight rate swaps	8	8
Forwards (a)	(120)	(120)
Options	—	—
Futures	17	17
Options on futures	(7)	(7)

Total crude oil, petroleum products and freight rates	39	39

Gas & Power activities
Swaps	(48)	(48)
Forwards (a)	659	659
Options	—	—
Futures	(19)	(19)

Total Gas & Power	592	592

Total	631	631

Total of fair value non recognized in the balance sheet		—

(a)	Forwards: contracts resulting in physical delivery are accounted for as derivative commodity contracts and included in the amounts shown.

(b)	When the fair value of derivatives listed on an organized exchange market (futures, options on futures and swaps) is offset with the margin call received or paid on the face of the balance sheet, this fair value is set to zero.
Most commitments on crude oil and refined products have a short term maturity (less than one year). The maturity of most Gas & Power energy derivatives is less than three years forward.
The changes in fair value of financial instruments related to commodity contracts are detailed as follows:

For the year ended December 31,	Fair value	Impact on	Settled		Fair value
(M€)	as of January 1,	income	contracts	Other	as of December 31,

Crude oil, petroleum products and freight rates activities

2010	(28)	1,556	(1,488)	(2)	38
2009	39	1,713	(1,779)	(1)	(28)
2008	18	1,734	(1,715)	2	39

Gas & Power activities

2010	134	410	(648)	6	(98)
2009	592	327	(824)	39	134
2008	232	787	(310)	(117)	592
The fair value hierarchy for financial instruments related to commodity contracts is as follows:

	Quoted prices
	in active markets	Prices based on	Prices based on non
As of December 31, 2010	for identical	observable data	observable
(M€)	assets (level 1)	(level 2)	data (level 3)	Total

Crude oil, petroleum products and freight rates activities	(10)	48	—	38
Gas & Power activities	50	(148)	—	(98)

Total	40	(100)	—	(60)

	Quoted prices
	in active markets	Prices based on	Prices based on non
As of December 31, 2009	for identical	observable data	observable
(M€)	assets (level 1)	(level 2)	data (level 3)	Total

Crude oil, petroleum products and freight rates activities	(45)	17	—	(28)
Gas & Power activities	140	(6)	—	134

Total	95	11	—	106
The description of each fair value level is presented in Note 1 paragraph M(v) to the Consolidated Financial Statements.

31) Market risks
Oil and gas market related risks
Due to the nature of its business, the Group has significant oil and gas trading activities as part of its day-to-day operations in order to optimize revenues from its oil and gas production and to obtain favorable pricing to supply its refineries.
In its international oil trading business, the Group follows a policy of not selling its future production. However, in connection with this trading business, the Group, like most other oil companies, uses energy derivative instruments to adjust its exposure to price fluctuations of crude oil, refined products, natural gas, power and coal. The Group also uses freight rate derivative contracts in its shipping business to adjust its exposure to freight-rate fluctuations. To hedge against this risk, the Group uses various instruments such as futures, forwards, swaps and options on organised markets or over-the-counter markets. The list of the different derivatives held by the Group in these markets is detailed in Note 30 to the Consolidated Financial Statements.
The Trading & Shipping division measures its market risk exposure, i.e. potential loss in fair values, on its crude oil, refined products and freight rates trading activities using a value-at-risk technique. This technique is based on an historical model and makes an assessment of the market risk arising from possible future changes in market values over a 24-hour period. The calculation of the range of potential changes in fair values takes into account a snapshot of the end-of-day exposures and the set of historical price movements for the last 400 business days for all instruments and maturities in the global trading activities. Options are systematically reevaluated using appropriate models.
The potential movement in fair values corresponds to a 97.5% value-at-risk type confidence level. This means that the Group’s portfolio result is likely to exceed the value-at-risk loss measure once over 40 business days if the portfolio exposures were left unchanged.
Trading & Shipping : value-at-risk with a 97.5% probability

As of December 31,
(M€)	High	Low	Average	Year end

2010	23.1	3.4	8.9	3.8
2009	18.8	5.8	10.2	7.6
2008	13.5	2.8	6.9	11.8

As part of its gas, power and coal trading activity, the Group also uses derivative instruments such as futures, forwards, swaps and options in both organised and over-the-counter markets. In general, the transactions are settled at maturity date through physical delivery. The Gas & Power division measures its market risk exposure, i.e. potential loss in fair values, on its trading business using a value-at-risk technique. This technique is based on an historical model and makes an assessment of the market risk arising from possible future changes in market values over a one-day period. The calculation of the range of potential changes in fair values takes into account a snapshot of the end-of-day exposures and the set of historical price movements for the past two years for all instruments and maturities in the global trading business.
Gas & Power trading : value-at-risk with a 97.5% probability

As of December 31,
(M€)	High	Low	Average	Year end

2010	13.9	2.7	6.8	10.0
2009	9.8	1.9	5.0	4.8
2008	16.3	1.3	5.0	1.4

The Group has implemented strict policies and procedures to manage and monitor these market risks. These are based on the splitting of supervisory functions from operational functions and on an integrated information system that enables real-time monitoring of trading activities.
Limits on trading positions are approved by the Group’s Executive Committee and are monitored daily. To increase flexibility and encourage liquidity, hedging operations are performed with numerous independent operators, including other oil companies, major energy producers or consumers and financial institutions. The Group has established counterparty limits and monitors outstanding amounts with each counterparty on an ongoing basis.

Financial markets related risks
As part of its financing and cash management activities, the Group uses derivative instruments to manage its exposure to changes in interest rates and foreign exchange rates. These instruments are principally interest rate and currency swaps. The Group may also use, on a less frequent basis, futures and options contracts. These operations and their accounting treatment are detailed in Notes 1 paragraph M, 20, 28 and 29 to the Consolidated Financial Statements.
Risks relative to cash management operations and to interest rate and foreign exchange financial instruments are managed according to rules set by the Group’s senior management, which provide for regular pooling of available cash balances, open positions and management of the financial instruments by the Treasury Department. Excess cash of the Group is deposited mainly in government institutions or deposit banks through deposits, reverse repurchase agreements and purchase of commercial paper. Liquidity positions and the management of financial instruments are centralized by the Treasury Department, where they are managed by a team specialized in foreign exchange and interest rate market transactions.
The Cash Monitoring-Management Unit within the Treasury Department monitors limits and positions per bank on a daily basis and reports results. This unit also prepares marked-to-market valuations and, when necessary, performs sensitivity analysis.
Counterparty risk
The Group has established standards for market transactions under which bank counterparties must be approved in advance, based on an assessment of the counterparty’s financial soundness (multi-criteria analysis including a review of market prices and of the Credit Default Swap (CDS), its ratings with Standard & Poor’s and Moody’s, which must be of high quality, and its overall financial condition).
An overall authorized credit limit is set for each bank and is allotted among the subsidiaries and the Group’s central treasury entities according to their needs.
To reduce the market values risk on its commitments, in particular for swaps set as part of bonds issuance, the Treasury Department also developed a system of margin call that is gradually implemented with significant counterparties.
Currency exposure
The Group seeks to minimize the currency exposure of each entity to its functional currency (primarily the euro, the dollar, the pound sterling and the Norwegian krone).
For currency exposure generated by commercial activity, the hedging of revenues and costs in foreign currencies is typically performed using currency operations on the spot market and, in some cases, on the forward market. The Group rarely hedges future cash flows, although it may use options to do so.
With respect to currency exposure linked to non-current assets booked in a currency other than the euro, the Group has a policy of reducing the related currency exposure by financing these assets in the same currency.
Net short-term currency exposure is periodically monitored against limits set by the Group’s senior management.
The non-current debt described in Note 20 to the Consolidated Financial Statements is generally raised by the corporate treasury entities either directly in dollars or euros, or in other currencies which are then exchanged for dollars or euros through swaps issues to appropriately match general corporate needs. The proceeds from these debt issuances are loaned to affiliates whose accounts are kept in dollars or in euros. Thus, the net sensitivity of these positions to currency exposure is not significant.
The Group’s short-term currency swaps, the notional value of which appears in Note 29 to the Consolidated Financial Statements, are used to attempt to optimize the centralized cash management of the Group. Thus, the sensitivity to currency fluctuations which may be induced is likewise considered negligible.
Short-term interest rate exposure and cash
Cash balances, which are primarily composed of euros and dollars, are managed according to the guidelines established by the Group’s senior management (maintain an adequate level of liquidity, optimize revenue from investments considering existing interest rate yield curves, and minimize the cost of borrowing) over a less than twelve-month horizon and on the basis of a daily interest rate benchmark, primarily through short-term interest rate swaps and short-term currency swaps, without modifying currency exposure.

Interest rate risk on non-current debt
The Group’s policy consists of incurring non-current debt primarily at a floating rate, or, if the opportunity arises at the time of an issuance, at a fixed rate. Debt is incurred in dollars or in euros according to general corporate needs. Long-term interest rate and currency swaps may be used to hedge bonds at their issuance in order to create a variable or fixed rate synthetic debt. In order to partially modify the interest rate structure of the long-term debt, TOTAL may also enter into long-term interest rate swaps.
Sensitivity analysis on interest rate and foreign exchange risk
The tables below present the potential impact of an increase or decrease of 10 basis points on the interest rate yield curves for each of the currencies on the fair value of the current financial instruments as of December 31, 2010, 2009 and 2008.

			Change in fair value due to a change in
			interest rate by
Assets / (Liabilities)	Carrying	Estimated	+ 10 basis	- 10 basis
(M€)	amount	fair value	points	points

As of December 31, 2010

Bonds (non-current portion, before swaps)	(20,019)	(20,408)	86	(84)

Swaps hedging fixed-rates bonds (liabilities)	(178)	(178)
Swaps hedging fixed-rates bonds (assets)	1,870	1,870
Total swaps hedging fixed-rates bonds (assets and liabilities)	1,692	1,692	(59)	59

Current portion of non-current debt after swap (excluding capital lease obligations)	3,483	3,483	4	(4)
Other interest rates swaps	(2)	(2)	3	(3)

Currency swaps and forward exchange contracts	(101)	(101)	—	—

As of December 31, 2009

Bonds (non-current portion, before swaps)	(18,368)	(18,836)	75	(75)

Swaps hedging fixed-rates bonds (liabilities)	(241)	(241)
Swaps hedging fixed-rates bonds (assets)	1,025	1,025
Total swaps hedging fixed-rates bonds (assets and liabilities)	784	784	(57)	57

Current portion of non-current debt after swap (excluding capital lease obligations)	(2,111)	(2,111)	3	(3)
Other interest rates swaps	(1)	(1)	1	(1)

Currency swaps and forward exchange contracts	34	34	—	—

As of December 31, 2008

Bonds (non-current portion, before swaps)	(14,119)	(14,119)	47	(43)

Swaps hedging fixed-rates bonds (liabilities)	(440)	(440)
Swaps hedging fixed-rates bonds (assets)	892	892
Total swaps hedging fixed-rates bonds (assets and liabilities)	452	452	(44)	44

Current portion of non-current debt after swap (excluding capital lease obligations)	(2,025)	(2,025)	3	(3)
Other interest rates swaps	(4)	(4)	1	(1)

Currency swaps and forward exchange contracts	(56)	(56)	—	—

The impact of changes in interest rates on the cost of net debt before tax is as follows:

For the year ended December 31,
(M€)	2010	2009	2008

Cost of net debt	(334)	(398)	(527)

Interest rate translation of :
+ 10 basis points	(11)	(11)	(11)
- 10 basis points	11	11	11
+ 100 basis points	(107)	(108)	(113)
- 100 basis points	107	108	113

As a result of the policy for the management of currency exposure previously described, the Group’s sensitivity to currency exposure is primarily influenced by the net equity of the subsidiaries whose functional currency is the dollar and, to a lesser extent, the pound sterling and the Norwegian krone.
This sensitivity is reflected in the historical evolution of the currency translation adjustment recorded in the statement of changes in shareholders’ equity which, in the course of the last three fiscal years, is essentially related to the fluctuation of dollar and pound sterling and is set forth in the table below:

	Euro / Dollar	Euro / Pound sterling
	exchange rates	exchange rates

As of December 31, 2010	1.34	0.86
As of December 31, 2009	1.44	0.89
As of December 31, 2008	1.39	0.95

As of December 31, 2010				Pound	Other currencies and
(M€)	Total	Euro	Dollar	sterling	equity affiliates(a)

Shareholders’ equity at historical exchange rate	62,909	32,894	22,242	4,997	2,776
Currency translation adjustment before net investment hedge	(2,501)	—	(1,237)	(1,274)	10
Net investment hedge — open instruments	6	—	6	—	—
Shareholders’ equity at exchange rate as of December 31, 2010	60,414	32,894	21,011	3,723	2,786

As of December 31, 2009				Pound	Other currencies
(M€)	Total	Euro	Dollar	sterling	and equity affiliates

Shareholders’ equity at historical exchange rate	57,621	27,717	18,671	5,201	6,032
Currency translation adjustment before net investment hedge	(5,074)	—	(3,027)	(1,465)	(582)
Net investment hedge — open instruments	5	—	6	(1)	—
Shareholders’ equity at exchange rate as of December 31, 2009	52,552	27,717	15,650	3,735	5,450

As of December 31, 2008				Pound	Other currencies
(M€)	Total	Euro	Dollar	sterling	and equity affiliates

Shareholders’ equity at historical exchange rate	53,868	25,084	15,429	5,587	7,768
Currency translation adjustment before net investment hedge	(4,876)	—	(2,191)	(1,769)	(916)
Net investment hedge — open instruments	—	—	—	—	—
Shareholders’ equity at exchange rate as of December 31, 2008	48,992	25,084	13,238	3,818	6,852

(a)	The decrease in the heading “Other currencies and equity affiliates” is mainly explained by the change in the consolidation method of Sanofi-Aventis (see Note 3 to the Consolidated Financial Statements). The contribution to the shareholders’ equity of this investment is now reclassified into the heading for the Eurozone.
As a result of this policy, the impact of currency exchange rate fluctuations on consolidated income, as illustrated in Note 7 to the Consolidated Financial Statements, has not been significant over the last three years despite the considerable fluctuation of the dollar (nil result in 2010, loss of €32 million in 2009, gain of €112 million in 2008).

Stock market risk
The Group holds interests in a number of publicly-traded companies (see Notes 12 and 13 to the Consolidated Financial Statements). The market value of these holdings fluctuates due to various factors, including stock market trends, valuations of the sectors in which the companies operate, and the economic and financial condition of each individual company.
Liquidity risk
TOTAL S.A. has confirmed lines of credit granted by international banks, which are calculated to allow it to manage its short-term liquidity needs as required.
As of December 31, 2010, these lines of credit amounted to $9,592 million, of which $9,581 million was unused. The agreements for the lines of credit granted to TOTAL S.A. do not contain conditions related to the Company’s financial ratios, to its financial ratings from specialized agencies, or to the occurrence of events that could have a material adverse effect on its financial position. As of December 31, 2010, the aggregate amount of the principal confirmed lines of credit granted by international banks to Group companies, including TOTAL S.A., was $10,395 million, of which $10,383 million was unused. The lines of credit granted to Group companies other than TOTAL S.A. are not intended to finance the Group’s general needs; they are intended to finance either the general needs of the borrowing subsidiary or a specific project.
The following tables show the maturity of the financial assets and liabilities of the Group as of December 31, 2010, 2009 and 2008 (see Note 20 to the Consolidated Financial Statements).

As of December 31, 2010
(M€)	Less than					More than
Assets/(Liabilities)	one year	1-2 years	2-3 years	3-4 years	4-5 years	5 years	Total

Non-current financial debt (notional value excluding interests)		(3,355)	(3,544)	(2,218)	(3,404)	(6,392)	(18,913)
Current borrowings	(9,653)						(9,653)
Other current financial liabilities	(159)						(159)
Current financial assets	1,205						1,205
Cash and cash equivalents	14,489						14,489

Net amount before financial expense	5,882	(3,355)	(3,544)	(2,218)	(3,404)	(6,392)	(13,031)
Financial expense on non-current financial debt	(843)	(729)	(605)	(450)	(358)	(1,195)	(4,180)
Interest differential on swaps	461	334	153	33	2	(78)	905

Net amount	5,500	(3,750)	(3,996)	(2,635)	(3,760)	(7,665)	(16,306)

As of December 31, 2009
(M€)	Less than					More than
Assets/(Liabilities)	one year	1-2 years	2-3 years	3-4 years	4-5 years	5 years	Total

Non-current financial debt (notional value excluding interests)		(3,658)	(3,277)	(3,545)	(2,109)	(5,823)	(18,412)
Current borrowings	(6,994)						(6,994)
Other current financial liabilities	(123)						(123)
Current financial assets	311						311
Cash and cash equivalents	11,662						11,662

Net amount before financial expense	4,856	(3,658)	(3,277)	(3,545)	(2,109)	(5,823)	(13,556)
Financial expense on non-current financial debt	(768)	(697)	(561)	(448)	(301)	(1,112)	(3,887)
Interest differential on swaps	447	233	100	25	(16)	(55)	734

Net amount	4,535	(4,122)	(3,738)	(3,968)	(2,426)	(6,990)	(16,709)

As of December 31, 2008
(M€)	Less than					More than
Assets/(Liabilities)	one year	1-2 years	2-3 years	3-4 years	4-5 years	5 years	Total

Non-current financial debt (notional value excluding interests)		(2,992)	(3,658)	(3,324)	(3,232)	(2,093)	(15,299)
Current borrowings	(7,722)						(7,722)
Other current financial liabilities	(158)						(158)
Current financial assets	187						187
Cash and cash equivalents	12,321						12,321

Net amount before financial expense	4,628	(2,992)	(3,658)	(3,324)	(3,232)	(2,093)	(10,671)
Financial expense on non-current financial debt	(554)	(512)	(431)	(299)	(189)	(174)	(2,159)
Interest differential on swaps	118	211	100	62	37	(7)	521

Net amount	4,192	(3,293)	(3,989)	(3,561)	(3,384)	(2,274)	(12,309)

In addition, the Group guarantees bank debt and finance lease obligations of certain non-consolidated companies and equity affiliates. A payment would be triggered by failure of the guaranteed party to fulfill its obligation covered by the guarantee, and no assets are held as collateral for these guarantees. Maturity dates and amounts are set forth in Note 23 to the Consolidated Financial Statements (“Guarantees given against borrowings”).
The Group also guarantees the current liabilities of certain non-consolidated companies. Performance under these guarantees would be triggered by a financial default of these entities. Maturity dates and amounts are set forth in Note 23 to the Consolidated Financial Statements (“Guarantees of current liabilities”).
The following table sets forth financial assets and liabilities related to operating activities as of December 31, 2010, 2009 and 2008 (see Note 28 to the Consolidated Financial Statements).

As of December 31
(M€)
Assets/(Liabilities)	2010	2009	2008

Accounts payable	(18,450)	(15,383)	(14,815)
Other operating liabilities	(3,574)	(4,706)	(4,297)
including financial instruments related to commodity contracts	(559)	(923)	(1,033)
Accounts receivable, net	18,159	15,719	15,287
Other operating receivables	4,407	5,145	6,208
including financial instruments related to commodity contracts	499	1,029	1,664

Total	542	775	2,383

These financial assets and liabilities mainly have a maturity date below one year.
Credit risk
Credit risk is defined as the risk of the counterparty to a contract failing to perform or pay the amounts due.
The Group is exposed to credit risks in its operating and financing activities. The Group’s maximum exposure to credit risk is partially related to financial assets recorded on its balance sheet, including energy derivative instruments that have a positive market value.
The following table presents the Group’s maximum credit risk exposure:

As of December 31,
(M€)
Assets/(Liabilities)	2010	2009	2008

Loans to equity affiliates (Note 12)	2,383	2,367	2,005
Loans and advances (Note 14)	1,596	1,284	1,403
Hedging instruments of non-current financial debt (Note 20)	1,870	1,025	892
Accounts receivable (Note 16)	18,159	15,719	15,287
Other operating receivables (Note 16)	4,407	5,145	6,208
Current financial assets (Note 20)	1,205	311	187
Cash and cash equivalents (Note 27)	14,489	11,662	12,321

Total	44,109	37,513	38,303

The valuation allowance on loans and advances and on accounts receivable and other operating receivables is detailed respectively in Notes 14 and 16 to the Consolidated Financial Statements.
As part of its credit risk management related to operating and financing activities, the Group has developed margin call contracts with certain counterparties. As of December 31, 2010, the net amount received as part of these margin calls was €1,560 million (against €693 million as of December 31, 2009).

Credit risk is managed by the Group’s business segments as follows:
• Upstream Segment
     • Exploration & Production
Risks arising under contracts with government authorities or other oil companies or under long-term supply contracts necessary for the development of projects are evaluated during the project approval process. The long-term aspect of these contracts and the high-quality of the other parties lead to a low level of credit risk.
Risks related to commercial operations, other than those described above (which are, in practice, directly monitored by subsidiaries), are subject to procedures for establishing and reviewing credit.
Customer receivables are subject to provisions on a case-by-case basis, based on prior history and management’s assessment of the facts and circumstances.
     • Gas & Power
The Gas & Power division deals with counterparties in the energy, industrial and financial sectors throughout the world. Financial institutions providing credit risk coverage are highly rated international bank and insurance groups.
Potential counterparties are subject to credit assessment and approval before concluding transactions and are thereafter subject to regular review, including re-appraisal and approval of the limits previously granted.
The creditworthiness of counterparties is assessed based on an analysis of quantitative and qualitative data regarding financial standing and business risks, together with the review of any relevant third party and market information, such as data published by rating agencies. On this basis, credit limits are defined for each potential counterparty and, where appropriate, transactions are subject to specific authorisations.
Credit exposure, which is essentially an economic exposure or an expected future physical exposure, is permanently monitored and subject to sensitivity measures.
Credit risk is mitigated by the systematic use of industry standard contractual frameworks that permit netting, enable requiring added security in case of adverse change in the counterparty risk, and allow for termination of the contract upon occurrence of certain events of default.
• Downstream Segment
     • Refining & Marketing
Internal procedures for the Refining & Marketing division include rules on credit risk that describe the basis of internal control in this domain, including the separation of authority between commercial and financial operations. Credit policies are defined at the local level, complemented by the implementation of procedures to monitor customer risk (credit committees at the subsidiary level, the creation of credit limits for corporate customers, portfolio guarantees, etc.).
Each entity also implements monitoring of its outstanding receivables. Risks related to credit may be mitigated or limited by requiring security or guarantees.
Bad debts are provisioned on a case-by-case basis at a rate determined by management based on an assessment of the facts and circumstances.
     • Trading & Shipping
Trading & Shipping deals with commercial counterparties and financial institutions located throughout the world. Counterparties to physical and derivative transactions are primarily entities involved in the oil and gas industry or in the trading of energy commodities, or financial institutions. Credit risk coverage is concluded with financial institutions, international banks and insurance groups selected in accordance with strict criteria.
The Trading & Shipping division has a strict policy of internal delegation of authority governing establishment of country and counterparty credit limits and approval of specific transactions. Credit exposures contracted under these limits and approvals are monitored on a daily basis.
Potential counterparties are subject to credit assessment and approval prior to any transaction being concluded and all active counterparties are subject to regular reviews, including re-appraisal and approval of granted limits. The creditworthiness of counterparties is assessed based on an analysis of quantitative and qualitative data regarding financial standing and business risks, together with the review of any relevant third party and market information, such as ratings published by Standard & Poor’s, Moody’s Investors Service and other agencies.
Contractual arrangements are structured so as to maximize the risk mitigation benefits of netting between transactions wherever possible and additional protective terms providing for the provision of security in the event of financial deterioration and the termination of transactions on the occurrence of defined default events are used to the greatest permitted extent.
Credit risks in excess of approved levels are secured by means of letters of credit and other guarantees, cash deposits and insurance arrangements. In respect of derivative transactions, risks are secured by margin call contracts wherever possible.
• Chemicals Segment
Credit risk in the Chemicals segment is primarily related to commercial receivables. Each division implements procedures for managing and provisioning credit risk that differ based on the size of the subsidiary and the market in which it operates. The principal elements of these procedures are:
•	implementation of credit limits with different authorization procedures for possible credit overruns;

•	use of insurance policies or specific guarantees (letters of credit);

•	regular monitoring and assessment of overdue accounts (aging balance), including collection procedures; and

•	provisioning of bad debts on a customer-by-customer basis, according to payment delays and local payment practices (provisions may also be calculated based on statistics).

32) Other risks and contingent liabilities
TOTAL is not currently aware of any exceptional event, dispute, risks or contingent liabilities that could have a material impact on the assets and liabilities, results, financial position or operations of the Group.
Antitrust investigations
For the year ended 2010, the Group has not been fined pursuant to a Court ruling. The principal antitrust proceedings in which the Group is involved are described thereafter.
Chemicals Segment
•	As part of the spin-off of Arkema[1] in 2006, TOTAL S.A. or certain other Group companies agreed to grant Arkema guarantees for potential monetary consequences related to antitrust proceedings arising from events prior to the spin-off.

These guarantees cover, for a period of ten years, 90% of amounts paid by Arkema related to (i) fines imposed by European authorities or European member-states for competition law violations, (ii) fines imposed by U.S. courts or antitrust authorities for federal antitrust violations or violations of the competition laws of U.S. states, (iii) damages awarded in civil proceedings related to the government proceedings mentioned above, and (iv) certain costs related to these proceedings. The guarantee related to anti-competition violations in Europe applies to amounts above a €176.5 million threshold. On the other hand, the agreements provide that Arkema will indemnify TOTAL S.A. or any Group company for 10% of any amount that TOTAL S.A. or any Group company are required to pay under any of the proceedings covered by these guarantees.

If one or more individuals or legal entities, acting alone or together, directly or indirectly holds more than one-third of the voting rights of Arkema, or if Arkema transfers more than 50% of its assets (as calculated under the enterprise valuation method, as of the date of the transfer) to a third party or parties acting together, irrespective of the type or number of transfers, these guarantees will become void.

•	In the United States, investigations into certain commercial practices of some subsidiaries of the Arkema group have been closed since 2007; no charges have been brought against Arkema. Civil liability lawsuits, for which TOTAL S.A. has been named as the parent company, are about to be closed and are not expected to have a significant impact on the Group’s financial position.

•	In Europe, since May 2006, the European Commission has fined companies of the Group in its configuration prior to the spin-off an overall amount of €385.47 million, of which Elf Aquitaine and/or TOTAL S.A. and their subsidiaries were held jointly liable for €280.17 million, Elf Aquitaine being personally fined €23.6 million for deterrence. These fines are entirely settled as of today.

As a result[2], since the spin-off, the Group has paid the overall amount of €188.07 million, corresponding to 90% of the fines overall amount once the threshold provided for by the guarantee is deducted.

The European Commission imposed these fines following investigations between 2000 and 2004 into commercial practices involving eight products sold by Arkema. Five of these investigations resulted in prosecutions from the European Commission for which Elf Aquitaine has been named as the parent company, and two of these investigations named TOTAL S.A. as the ultimate parent company of the Group.

TOTAL S.A. and Elf Aquitaine are contesting their liability based solely on their status as parent companies and appealed for cancellation and reformation of the rulings that are still pending before the relevant EU court of appeals or supreme court of appeals.

Besides, a civil proceeding against Arkema and five groups of companies was initiated before a German regional court by a third party for an alleged damage pursuant to one of the above described legal proceedings. TOTAL S.A. was summoned to serve notice of the dispute before this court. At this point, the probability to have a favorable verdict and the financial impacts of this procedure are uncertain due to the number of legal difficulties it gave rise to, the lack of documented claim and the complex evaluation of the alleged damage.

Arkema began implementing compliance procedures in 2001 that are designed to prevent its employees from violating antitrust provisions. However, it is not possible to exclude the possibility that the relevant authorities could commence additional proceedings involving Arkema regarding events prior to the spin-off, as well as Elf Aquitaine and/or TOTAL S.A. based on their status as parent company.

[1]	Arkema is used in this section to designate those companies of the Arkema group whose ultimate parent company is Arkema S.A. Arkema became an independent company after being spun-off from TOTAL S.A. in May 2006.

[2]	This amount does not take into account a case that led to Arkema, prior to Arkema’s spin-off from TOTAL, and Elf Aquitaine being fined jointly €45 million and Arkema being fined €13.5 million. This case is referred to in past Registration Documents.

Within the framework of the legal proceedings described above, a €17 million reserve is booked in the Group’s consolidated financial statements as of December 31, 2010.
Downstream segment
•	Pursuant to a statement of objections received by Total Nederland N.V. and TOTAL S.A. (based on its status as parent company) from the European Commission, Total Nederland N.V. was fined in 2006 €20.25 million, which has been paid, and for which TOTAL S.A. was held jointly liable for €13.5 million. TOTAL S.A. appealed this decision before the relevant court and this appeal is still pending.

In addition, pursuant to a statement of objections received by Total Raffinage Marketing (formerly Total France) and TOTAL S.A. from the European Commission regarding another product line of the Refining & Marketing division, Total Raffinage Marketing was fined €128.2 million in 2008, which has been paid, and for which TOTAL S.A. was held jointly liable based on its status as parent company. TOTAL S.A. also appealed this decision before the relevant court and this appeal is still pending.

•	Finally, TotalGaz and Total Raffinage Marketing received a statement of objections from the French Antitrust Authority (Autorité de la concurrence française) regarding alleged antitrust practices concerning another product line of the Refining & Marketing division. The case was dismissed by decision of the French antitrust authorities on December 17, 2010.
Given the discretionary powers granted to the antitrust authorities for determining fines relating to antitrust regulations, it is not currently possible to determine with certainty the outcome of these investigations and proceedings. TOTAL S.A. and Elf Aquitaine are contesting their liability and the method of determining these fines. Although it is not possible to predict the ultimate outcome of these proceedings, the Group believes that they will not have a material adverse effect on its financial situation or consolidated results.
Buncefield
On December 11, 2005, several explosions, followed by a major fire, occurred at an oil storage depot at Buncefield, north of London. This depot was operated by Hertfordshire Oil Storage Limited (HOSL), a company in which TOTAL’s UK subsidiary holds 60% and another oil group holds 40%.
The explosion caused injuries, most of which were minor injuries, to a number of people and caused property damage to the depot and the buildings and homes located nearby. The official Independent Investigation Board has indicated that the explosion was caused by the overflow of a tank at the depot. The Board’s final report was released on December 11, 2008. The civil procedure for claims, which had not yet been settled, took place between October and December 2008. The Court’s decision of March 20, 2009, declared TOTAL’s UK subsidiary liable for the accident and solely liable for indemnifying the victims. The subsidiary appealed the decision. The appeal trial took place in January 2010. The Court of Appeals, by a decision handed down on March 4, 2010, confirmed the prior judgment. The Supreme Court of United Kingdom has partially authorized TOTAL’s UK subsidiary to contest the decision. The hearings before the Supreme Court are expected to be held during the first half of 2011.
The Group carries insurance for damage to its interests in these facilities, business interruption and civil liability claims from third parties. The provision for the civil liability that appears in the Group’s consolidated financial statements as of December 31, 2010, stands at €194 million after taking into account the payments previously made.
The Group believes that, based on the information currently available, on a reasonable estimate of its liability and on provisions recognized, this accident should not have a significant impact on the Group’s financial situation or consolidated results.
In addition, on December 1, 2008, the Health and Safety Executive (HSE) and the Environment Agency (EA) issued a Notice of prosecution against five companies, including TOTAL’s UK subsidiary. By a judgment on July 16, 2010, TOTAL’s UK subsidiary was fined £3.6 million. The decision takes into account a number of elements that have mitigated the impact of the charges brought against it.
Erika
Following the sinking in December 1999 of the Erika, a tanker that was transporting products belonging to one of the Group companies, the Tribunal de grande instance of Paris convicted TOTAL S.A. of marine pollution pursuant to a judgment issued on January 16, 2008, finding that TOTAL S.A. was negligent in its vetting procedure for vessel selection, and ordering TOTAL S.A. to pay a fine of €375,000. The court also ordered compensation to be paid to those affected by the pollution from the Erika up to an aggregate amount of €192 million, declaring TOTAL S.A. jointly and severally liable for such payments together with the Erika’s inspection and classification firm, the Erika’s owner and the Erika’s manager.
TOTAL has appealed the verdict of January 16, 2008. In the meantime, it nevertheless proposed to pay third parties who so requested definitive compensation as determined by the court. Forty-one third parties have been compensated for an aggregate amount of €171.5 million.

By a decision dated March 30, 2010, the Court of Appeal of Paris upheld the lower court verdict pursuant to which TOTAL S.A. was convicted of marine pollution and fined €375,000. TOTAL appealed this decision to the French Supreme Court (Cour de cassation).
However, the Court of Appeal ruled that TOTAL S.A. bears no civil liability according to the applicable international conventions and consequently ruled that TOTAL S.A. be not convicted.
TOTAL S.A. believes that, based on the information currently available, the case should not have a significant impact on the Group’s financial situation or consolidated results.
Blue Rapid and the Russian Olympic Committee — Russian regions and Interneft
Blue Rapid, a Panamanian company, and the Russian Olympic Committee filed a claim for damages with the Paris Commercial Court against Elf Aquitaine concerning the withdrawal of one of its subsidiaries from an exploration and production project in Russia that was negotiated in the early 1990s. Elf Aquitaine believes this claim to be unfounded. On January 12, 2009, the Commercial Court of Paris rejected Blue Rapid’s claim and found that the Russian Olympic Committee did not have standing in the matter. This decision has been appealed. The hearings should be held during the first half of 2011.
In connection with the same facts, and fifteen years after the termination of this exploration and production project, a Russian company and two regions of the Russian Federation have launched an arbitration procedure against a former subsidiary of Elf Aquitaine that was liquidated in 2005, claiming damages of an unspecified amount at this stage of the procedure. The Group considers this claim to be unfounded. The Group has reserved its rights to take any actions and/or measures that would be appropriate to defend its interests.
Iran
In 2003, the United States Securities and Exchange Commission (SEC) followed by the Department of Justice (DoJ) issued a formal order directing an investigation in connection with the pursuit of business in Iran, by certain oil companies including, among others, TOTAL.
The inquiry concerns an agreement concluded by the Company with a consultant concerning a gas field in Iran and aims to verify whether certain payments made under this agreement would have benefited Iranian officials in violation of the Foreign Corrupt Practices Act (FCPA) and the Company’s accounting obligations.
Investigations are still pending and the Company is cooperating with the SEC and the DoJ. In 2010, the Company opened talks with U.S. authorities, without any acknowledgement of facts, to consider an out-of-court settlement. Generally, out-of-court settlements with U.S. authorities include payment of fines and the obligation to improve internal compliance systems or other measures.
In this same case, a judicial inquiry related to TOTAL was initiated in France in 2006. In 2007, the Company’s Chief Executive Officer was placed under formal investigation in relation to this inquiry, as the former President of the Middle East department of the Group’s Exploration & Production division. The Company has not been notified of any significant developments in the proceedings since the formal investigation was launched.
At this point, the Company cannot determine when these investigations will terminate, and cannot predict their results, or the outcome of the talks that have been initiated, or the costs of a potential out-of-court settlement. Resolving this case is not expected to have a significant impact on the Group’s financial situation or any impact on its future planned operations.
33) Other information
A) Research and development costs
Research and development costs incurred by the Group in 2010 amounted to €715 million (€650 million in 2009 and €612 million in 2008), corresponding to 0.4% of the sales.
The staff dedicated in 2010 to these research and development activities are estimated at 4,087 people (4,016 in 2009 and 4,285 in 2008).
B) Carbon dioxide emission rights
The principles governing the accounting for emission rights are presented in Note 1 paragraph T to the Consolidated Financial Statements.
As of December 31, 2010, given the emission rights granted in the National Allocations Plans (NAPs), the position of the Group’s industrial facilities that are covered by the European Union Emissions Trading System (EU ETS) is getting longer. This long position is expected to be confirmed at the end of the 2008 — 2012 period.

34)	Changes in progress in the Group structure
•	Upstream
•	TOTAL finalized in November 2010 an agreement in principle with Perenco, an independent exploration and production French company, to sell its 75.8% equity in its upstream Cameroonian affiliate Total E&P Cameroun. This agreement is subject to the Cameroonian Authorities’ approval.

As of December 31, 2010, assets and liabilities of the affiliate Total E&P Cameroun have been classified respectively as “Assets classified as held for sale” on the face of the Consolidated Balance Sheet for €183 million and as “Liabilities directly associated with the assets classified as held for sale” on the face of the Consolidated Balance Sheet for €137 million. The concerned assets and liabilities mainly include tangible assets for €109 million and provisions and other non-current liabilities for €74 million.

•	In addition to the agreement signed during September 2010 (see Note 3 to the Consolidated Financial Statements), TOTAL signed in December 2010 an agreement to acquire an additional 7.5% interest in Australia’s GLNG project from Santos for an amount of $281 million. This will increase Total’s overall stake in the project to 27.5%.

At the same time, South Korea’s Kogas has signed an agreement to join the project with a 15% stake. Once both transactions, which are subject to the approval of Australia’s Foreign Investment Review Board, have been finalized, interests in the project will be: Santos (30%, operator), Petronas (27.5%), TOTAL (27.5%) and Kogas (15%).

•	Total E&P Canada Ltd., a TOTAL subsidiary, and Suncor Energy Inc. (Suncor) have signed in December 2010 several agreements to form a strategic oil sands alliance encompassing the Suncor-operated Fort Hills mining project, the TOTAL-operated Joslyn mining project and the Suncor-operated Voyageur upgrader project. All three assets are located in the Athabasca region of the province of Alberta, in Canada. Under the alliance, the companies will pool their combined interests in these projects, with the respective operator holding 51% and the other partner 49%.

The agreements comprise four significant and related transactions:
•	TOTAL is acquiring 19.2% of Suncor’s interest in the Fort Hills project. Taking into account the acquisition of UTS, finalized in September 2010, TOTAL will have an overall 39.2% interest in Fort Hills. Suncor, as operator, will hold 40.8%;

•	Suncor is acquiring 36.75% of TOTAL’s interest in the Joslyn project. TOTAL, as operator, will retain a 38.25% interest in the project;

•	TOTAL is also acquiring a 49% stake in the Suncor-operated Voyageur upgrader project;

•	As a result of the terms of these transactions and the related net balancing of the portfolio, in particular to contribute to the past costs of the Voyageur project, TOTAL will pay Suncor CAD 1,751 million, with a value date of January 1st, 2011.
The implementation of the agreements is subject to securing the necessary regulatory approvals from the Government of Canada and certain other approvals.

As a result of the agreements, TOTAL will no longer proceed with the planned construction of an upgrader in Edmonton.

As of December 31, 2010, the share of assets and liabilities of the Joslyn mining project covered by the agreements has been classified respectively as “Assets classified as held for sale” on the face of the Consolidated Balance Sheet for €622 million and as “Liabilities directly associated with the assets classified as held for sale” on the face of the Consolidated Balance Sheet for €8 million. The concerned assets include mineral interests for €390 million and tangible assets for €232 million.

•	Chemicals
•	TOTAL has announced in December 2010 a plan to sell its photocure and coatings resins businesses to Arkema for a €550 million enterprise value. The divestment is subject to the applicable legally required consultation and notification processes for employee representatives at TOTAL and Arkema and to the approval of the anti-trust authorities in the countries concerned. It could take place in the first half of 2011.

As of December 31, 2010, assets and liabilities of the photocure and coatings resins businesses have been classified respectively as “Assets classified as held for sale” on the face of the Consolidated Balance Sheet for €465 million and as “Liabilities directly associated with the assets classified as held for sale” on the face of the Consolidated Balance Sheet for €52 million. The concerned assets mainly include a goodwill for €63 million, tangible assets for €196 million and inventories for €138 million.
35.	Consolidation scope
As of December 31, 2010, 687 entities are consolidated of which 596 are fully consolidated, and 91 are accounted for under the equity method (identified with the letter E). This simplified organizational chart shows the main consolidated entities. For each of them, the Group interest is mentioned between brackets. This chart of legal detentions is not exhaustive and does not reflect neither the operational structure nor the relative economic size of the Group entities and the business segments.

The business segments are identified with the following colors:
Upstream
Downstream
Chemicals
Holding

Treasury shares
& TOTAL shares owned by
Group subsidiaries : 4,8%
TOTAL S.A.
100%
Elf Aquitaine (100%)
100%
Elf Exploration Production (100%)
60,1%
39,9%
65,8%
34,2%
53,2%
16,9%
29,9%
TOTAL subsidiaries 100%
TOTAL E & P Kazakhstan (100%)
TOTAL E & P Nigeria SAS (100%)
Total Upstream Nigeria Ltd (100%)
TOTAL Coal South Africa Ltd (100%)
TOTAL Gasandes S.A. (100%)
CDF Energie (100%)
TOTAL Venezuela (100%)
Petrocedeño (30,3%) E
TOTAL E & P USA, Inc. (100%)
TOTAL E & P Canada Ltd (100%)
Total Trading and Marketing Canada LP (100%)
TOTAL E & P Chine (100%)
TOTAL E & P Malaysia (100%)
TOTAL E & P Australia (100%)
TOTAL E & P Mauritanie (100%)
TOTAL E & P Madagascar (100%)
TOTAL E & P Iraq (100%)
TOTAL E & P Côte d'Ivoire (100%)
TOTAL E & P Guyane française (100%)
TOTAL E&P Golfe Holdings Ltd (100%)
TOTAL E&P Golfe Ltd (100%)
Qatar Liquefied Gas Co. Ltd II (Train B) (16,7%) E
TOTAL Energie Développement (100%)
Ténésol (50%) E
Photovoltech (50%) E
TOTAL Gaz & Energies Nouvelles Holding (100%)
Géosud (71,1%) E
Gaz Transport et Technigaz (30%) E
TOTAL Energie Solaire Concentrée (100%)
TOTAL Abengoa Solar Emirates Investment
Company (50%) E
TOTAL Outre-Mer (100%)
Total Petroleum Puerto Rico Corp. (100%)
TOTAL (China) Investments (100%)
Air Total International (100%)
TOTAL Refining Saudi Arabia SAS (100%)
Saudi Aramco Total Refining & Petrochemical
Company (37,5%) E
Chartering & Shipping Services S.A. (100%)
TOTAL International Ltd. (100%)
Atlantic Trading & Marketing (100%)
Total Trading Canada Limited (100%)
Cray Valley S.A. (100%)
TOTAL Chimie (100%)
Hutchinson S.A. (100%)
Total Petrochemicals Iberica (100%)
PetroFina S.A. (100%)
TOTAL Belgium (100%)
Omnium Insurance and Reinsurance Cy (100%)
TOTAL Gestion USA (100%)
TOTAL Holdings USA, Inc. (100%)
TOTAL Petrochemicals USA, Inc. (100%)
TOTAL Gas & Power North America (100%)
Hutchinson Corporation (100%)
TOTAL Capital (100%)
TOTAL Treasury (100%)
TOTAL Finance (100%)
TOTAL Finance Exploitation (100%)
TOTAL other subsidiaries
TOTAL South Africa (58,6%)
TOTAL Raffinaderij Nederland (55,0%)
Total Tractebel Emirates Power Cy (50 %) E
TOTAL RAFFINAGE MARKETING (100%)
A524 (100%)
Totalgaz SNC (100%)
TOTAL Lubrifiants S.A. (99,8%)
TOTAL Fluides (100%)
Urbaine des Pétroles (100%)
Total Especialidades Argentina S.A. (100%)
TOTAL (Philippines) Corp. (100%)
TOTAL Oil Asia-Pacific Pte Ltd (100%)
TOTAL E & P HOLDINGS (100%)
TOTAL E & P Russie (100%)
TOTAL (BTC) Ltd (100%)
TOTAL E & P Nigeria Ltd. (100%)
TOTAL E & P Algérie (100%)
TOTAL E & P Angola (100%)
TOTAL E&P Libye (100%)
TOTAL Abu Al Bu Khoosh (100%)
TOTAL South Pars (100%)
Elf Petroleum Iran (100%)
TOTAL E & P Oman (100%)
TOTAL Qatar Oil & Gas (100%)
TOTAL E & P Qatar (100%)
TOTAL E & P Syrie (100%)
TOTAL E & P Yémen (100%)
TOTAL E & P Indonésie (100%)
TOTAL E & P Myanmar (100%)
TOTAL Profils Pétroliers (100%)
TOTAL E & P Thailand (100%)
TOTAL Austral (100%)
TOTAL E & P Bolivie (100%)
TOTAL LNG Angola Ltd (100%)
Angola LNG Ltd (13,6%) E
Brass Holdings Company Ltd (100%)
Brass LNG Ltd (17,0%) E
Qatar Liquefied Gas Company Ltd (10,0%) E
TOTAL Yemen LNG Company Ltd (100%)
Yemen LNG (39,6%) E
TOTAL Holding Dolphin Amont Ltd (100%)
TOTAL E&P Dolphin Upstream Ltd (100%)
TOTAL Dolphin Midstream Ltd (100%)
Dolphin Energy Ltd (24,5%) E
TOTAL HOLDINGS EUROPE (100%)
TOTAL Holdings UK Ltd (100%)
TOTAL Upstream UK Ltd (100%)
TOTAL Midstream UK Ltd (100%)
Elf Petroleum UK Plc (100%)
South Hook LNG Terminal Company Ltd (8,3%) E
TOTAL UK Ltd (100%)
Samsung Total Petrochemicals (50%) E
TOTAL E & P Norge AS (100%)
TOTAL E & P Italia Spa (100%)
TOTAL Holdings Nederland B.V. (100%)
TOTAL E & P Nederland B.V. (100%)
TOTAL E & P Azerbaidjan B.V. (100%)
TOTAL E & P Bornéo B.V. (100%)
Tepma Colombie (100%)
TOTAL Oil & Gas Venezuela B.V. (100%)
TOTAL Shtokman B.V. (100%)
Shtokman Development A.G. (25%) E
TOTAL Termokarstovoye B.V. (100%)
Terneftegaz J.S.C. (25%) E
TOTAL Nederland N.V. (100%)
TOTALErg (49%) E
TOTAL Mineraloel und Chemie GmbH (100%)
TOTAL Deutschland GmbH (100%)
TOTAL Raffinerie Mitteldeutschland (100%)
Atotech BV (100%)
Elf Aquitaine subsidiaries 100%
TOTAL E & P France (100%)
TOTAL E & P Congo (100%)
TOTAL Participations Petrolières Gabon (100%)
TOTAL Gaz & Electricité Holdings France (100%)
TOTAL LNG Nigeria Ltd (100%)
TOTAL Infrastructures Gaz France (100%)
TOTAL Energie Gaz (100%)
TOTAL Gas & Power Mexico B.V. (100%)
Hazira LNG Private Ltd (26%) E
TOTAL Gas and Power U.S.A. (100%)
Konarka (24,5 %) E
AE Polysilicon Corporation (29,5 %) E
Amyris (22%) E
TOTAL (Africa) Ltd (100%)
TOTSA Total Oil Trading S.A. (100%)
Socap International Ltd (100%)
Sofax Banque (100%)
Socap SAS (100%)
Elf Aquitaine Fertilisants (100%)
Grande Paroisse S.A. (100%)
G.P.N. S.A. (100%)
Elf Aquitaine other subsidiaries
TOTAL E & P Cameroun (75,8%)
TOTAL Gabon (58,3%)
Rosier (56,9%)
Cepsa (48,8%) E*
TOTAL / Elf Aquitaine other common subsidiaries
TOTAL Nigeria (61,7%)
TOTAL Turkiye (100%)
S.A. de la Raffinerie des Antilles (50,0%) E
TOTAL Kenya (87,3%)
TOTAL Sénégal (95,1%)
TOTAL Petrochemicals France (100%)
Qatar Petrochemical Company Ltd (20%) E
Qatofin Company Ltd (49,1%) E
Bostik Holding S.A. (100%)
Bostik S.A. (100%)

* CEPSA : independent company on which the Group exercises a significant influence with the exception of any control